
13001341

2012 ANNUAL REPORT
NOTICE OF 2013 ANNUAL MEETING AND PROXY STATEMENT


Level(3)
COMMUNICATIONS


SEC MAIL PROCESSING
RECEIVED
APR 12 2013
WASH., D.C.
196
SECTION

Some of the statements made in this Annual Report to Stockholders are forward-looking in nature and are based on management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. Factors that could prevent Level 3 from achieving its stated goals include, but are not limited to, the company's ability to: successfully integrate the Global Crossing acquisition or otherwise realize the anticipated benefits thereof; manage risks associated with continued uncertainty in the global economy; maintain and increase traffic on its network; develop and maintain effective business support systems; manage system and network failures or disruptions; avert the breach of its network and computer system security measures; develop new services that meet customer demands and generate acceptable margins; defend intellectual property and proprietary rights; manage the future expansion or adaptation of its network to remain competitive; manage continued or accelerated decreases in market pricing for communications services; obtain capacity for its network from other providers and interconnect its network with other networks on favorable terms; attract and retain qualified management and other personnel; successfully integrate future acquisitions; effectively manage political, legal, regulatory, foreign currency and other risks it is exposed to due to its substantial international operations; mitigate its exposure to contingent liabilities; and meet all of the terms and conditions of its debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

To Our Stockholders:

This year will mark an important transition for our company. For the first time since we launched Level 3 in 1997, we have changed our leadership with the appointment of Jeff Storey as our new CEO. Our company has never been as financially strong or as well positioned as it is now, and under Jeff's leadership and a focus on profitable growth, we see real opportunity and promise ahead.

Through the leadership evaluation and selection process, led by the Board, Jeff emerged as the clear and obvious choice to lead the company going forward. He knows the industry, having served as president of several companies over the course of 30 years in telecommunications. He knows the company, having brought to it a discipline and focus on operational excellence and a passion for the customer experience. And he has helped shift the focus of the company to the enterprise market, where we are continuing to take market share. He intimately understands the company's opportunities and challenges, and he has said that his priority and focus will be on driving growth and generating free cash flow.

From the company's founding, when communications revenue was well under half a million dollars annually, we have grown to generate approximately $6.4 billion of revenue in 2012. Our Core Network Services (CNS) revenue growth strengthened over the course of 2012. Our enterprise CNS revenue grew 7.8 percent on a constant currency basis in the fourth quarter 2012 compared to the fourth quarter 2011, which is among the strongest growth in the wireline telecommunications industry.

The company has been an active participant in the consolidation of the telecommunications industry. Through strategic acquisitions, we have increased the reach, breadth, and capabilities of our network, grown revenue, and assembled a platform that has positioned us for further organic growth.

Improved Credit Profile

We have made significant progress in transforming our financial position. Looking back over the past decade, we have significantly improved our credit profile and reduced leverage. In 2002, the company's net leverage, also known as Net Debt/Adjusted EBITDA, stood at about 15 times. We have come a long way since then. During 2012, we completed more than $4.5 billion in capital markets transactions, lowering our cost of capital and improving our maturity profile. We also reduced our net leverage ratio to 5.3 times, close to our longstanding target of three to five times. With the growth in Adjusted EBITDA we expect this year, we believe we will be within the range of our target leverage profile as we exit 2013.

Our strong financial position is only part of the story. We believe our global network, our robust services portfolio, our diversified customer base, and our people will contribute to our future growth.

Enabling Our Customers

Our network stretches around the world, and we provide services to customers on five continents. We enable many of the iconic companies in Silicon Valley, in the entertainment industry, and in the global business community. A number of high-profile government agencies in the U.S. and other countries rely on Level 3's network. The security, reliability and efficiency of our network support some of the leading stock exchanges in the world. And we securely transport sensitive financial data for some of the world's largest banks.

Fortune 500 companies rely on our network every day to store and retrieve business-critical data, to collaborate and to communicate more efficiently, reliably and securely. Our global platform helps customers grow their businesses by accessing new markets overseas.

Our Vyvx and content distribution capabilities help enable broadcasters to deliver some of the most highly viewed sporting events in the world. Our advanced network delivers some of the most popular online games to players, supports e-commerce and enables you to watch movies and television programs on your mobile device or use your computer to view a technology conference or news program. And our network helps enable and advance the medical community. Hospitals use

telemedicine over our network to treat burn victims across the country remotely from centralized burn centers, and companies doing critical genome research rely on our network to collaborate and share research data.

The Enterprise Opportunity

Our company is also undergoing a transformation in terms of the type of customers we serve. We have moved from being primarily a wholesale provider to a company focused on serving the day-to-day business needs of enterprise customers.

In fact, about two thirds of our revenue now comes from enterprise customers, and it is that part of our business that continues to grow the fastest. With our small share of a massive global market, we continue to take market share from the incumbents.

One Company with One Focus

Last year, we were focused on bringing two companies together as one—with a global Internet Protocol (IP) network, an unparalleled portfolio of services, and the ability to scale and move massive amounts of content. Throughout that process, our priority was on maintaining our exceptional customer experience. And our customers have told us they noticed and it mattered.

This year, we are a unified company, with a continuing focus on delivering operational excellence and an exceptional experience to our customers every day.

The industry has noticed, as well. Industry organizations and analyst firms continue to recognize the excellence of our services, specifically our Internet access, Ethernet and Metro services.

The Level 3 Way

Our company is changing the way people communicate and changing it on a global scale. We're proud of what we're building, but we're more proud of *how* we're building it. We lead with Integrity at all times. When we commit to something and give our word, it means something. Our honesty, our character, and the way we do business mean something. We call it The Level 3 Way. It's the way we carry ourselves and represent our company.

Through our Worldwide Business Code of Conduct, we conduct our business anywhere in the world in a way that emphasizes our core values of integrity, accountability, performance, respect and commitment. As we continue to grow and more people join us, we must share a common set of values and we must treat our investors, our customers and each other in a way that is based on those values.

Conclusion

We believe we are stronger and better positioned than ever before. It will be a transitional year for our company under new leadership, but some fundamental things will not change.

Our vision remains unchanged: to be the trusted connection to the networked world.

Our strategy has not changed: we believe that operational excellence is the primary way to bring value to our customers and investors. To accomplish this, we will continue to build a platform for growth; accelerate organic growth; expand our addressable market; focus on scale and efficiency; and hire and retain the best talent.

But perhaps most importantly, our culture will not change: we will remain an entrepreneurial culture passionately focused on the customer experience.

Given the company's financial and operational strength, we have concluded that it is an appropriate time to transition to new leadership. And on a personal note, as we begin the next phase of the company's evolution and growth, I must underscore the extraordinary contribution and visionary leadership of Jim Crowe. Without Jim, there would be no Level 3, and the Internet might not be what it is today. He pioneered, inspired, and in many ways, transformed the industry. He spoke of visual

communications and extending the reach of our eyes around the world. And he built a new kind of network to make it possible.

Our company is making national boundaries less relevant and is bringing people together from diverse backgrounds and cultures across the globe. We now have customers around the world, connected by our global network platform. And they want to access content when they want it and where they want it. That is the future of communications, and we intend to lead.

I believe that the best way to predict the future is to help shape it, and under Jeff's leadership, I believe the future for Level 3 is very bright. We appreciate your support and trust.



Walter Scott, Jr.
Chairman of the Board

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Level(3)
COMMUNICATIONS

LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

April 12, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 23, 2013, at the Level 3 Communications Headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the election to our Board of Directors of 14 directors, each for a one-year term until the 2014 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
- the approval of the named executive officer executive compensation, which vote is on an advisory basis; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you elect the 14 nominees for director, each for a one-year term until the 2014 Annual Meeting of Stockholders and approve the named executive officer compensation on an advisory basis. See "ELECTION OF DIRECTORS PROPOSAL" and "VOTE ON COMPENSATION PROPOSAL."

Following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, if you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials that was previously mailed to you, or, if you requested or otherwise received printed copies of the proxy materials, you can also vote by mail, by telephone or over the Internet as instructed on the proxy card that you received. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card.

Sincerely,

Walter Scott

Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS



LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
To be held May 23, 2013

To the Stockholders of Level 3 Communications, Inc.:

The 2013 Annual Meeting of Stockholders or any adjournment or postponement thereof (the "Annual Meeting") of Level 3 Communications, Inc., a Delaware corporation ("Level 3" or "our"), will be held at the Headquarters of Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 23, 2013, for the following purposes:

1. To elect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2014 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the named executive officer compensation, which vote is on an advisory basis; and
3. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 28, 2013 as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the Annual Meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 13, 2013, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to approve the named executive officer compensation on an advisory basis, requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, IF YOU DO NOT WISH TO VOTE IN PERSON OR IF YOU WILL NOT BE ATTENDING THE ANNUAL MEETING, YOU MAY VOTE BY PROXY. YOU CAN VOTE BY PROXY OVER THE INTERNET BY FOLLOWING THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT WAS PREVIOUSLY MAILED TO

YOU, OR, IF YOU REQUESTED OR OTHERWISE RECEIVED PRINTED COPIES OF THE PROXY MATERIALS, YOU CAN ALSO VOTE BY MAIL, BY TELEPHONE OR OVER THE INTERNET AS INSTRUCTED ON THE PROXY CARD THAT YOU RECEIVED. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors



Dated: April 12, 2013

Walter Scott, Jr.
Chairman of the Board

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 23, 2013: The Level 3 Communications, Inc. Proxy Statement for the 2013 Annual Meeting of Stockholders and the 2012 Annual Report to Stockholders are available at http://www.proxyvote.com.



LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement

April 12, 2013

2013 ANNUAL MEETING OF STOCKHOLDERS

May 23, 2013

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on May 23, 2013, or any adjournment or postponements thereof (the "Annual Meeting"). This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed or made available to Stockholders on or about April 12, 2013. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

BACKGROUND INFORMATION

Why am I receiving these materials?

Our Board of Directors has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting, which will take place on May 23, 2013. Our stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement.

What is included in these materials?

These materials include:

- Our Proxy Statement for the Annual Meeting; and
- Our 2012 Annual Report to Stockholders, which includes our audited consolidated financial statements.

If you received printed versions of these materials by mail, these materials also include the proxy card for the Annual Meeting. These materials can also be viewed online at http://www.proxyvote.com.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to:

- View our proxy materials for the Annual Meeting on the Internet; and
- Instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and is more environmentally friendly. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where will the Annual Meeting be held?

The Annual Meeting will be held at our headquarters, 1025 Eldorado Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 23, 2013. If you would like directions to the Annual Meeting, please see our website at http://investors.level3.com/investor-relations/annual-meeting-registration/default.aspx

Will senior management be making a presentation at the Annual Meeting?

Yes, following the completion of the formal business portion of the Annual Meeting, members of our senior management will be making a presentation. We expect that this presentation will be followed by an open question and answer session with members of our senior management. *We anticipate that the Annual Meeting will conclude at the end of the question and answer period but in any event promptly at 11:00 a.m.*

What items will be voted on at the Annual Meeting?

The following are the items that will be voted on at the Annual Meeting:

1. To elect all 14 directors of the Board of Directors of Level 3 each for a one-year term until the 2014 Annual Meeting of Stockholders or until their successors have been elected and qualified; and
2. To approve the named executive officer compensation, which vote is on an advisory basis.

What are our Board of Directors' voting recommendations?

Our Board of Directors recommends that you **elect** the 14 nominees for director, each for a one-year term until the 2014 Annual Meeting of Stockholders and that you vote **for** approval of the named executive officer compensation, which vote is on an advisory basis.

Where are Level 3's principal executive offices located, and what is Level 3's main telephone number?

Level 3's principal executive offices are located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Our main telephone number is (720) 888-1000.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to the rules adopted by the Securities and Exchange Commission (the "SEC"), we are required to provide access to our proxy materials over the Internet. Accordingly, we have sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record and beneficial owners as well as to employees who participate in the Level 3 Communications 401(k) Plan and hold units in the Level 3 Stock Fund. You will have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Notice. In addition, you may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis.

Choosing to receive your proxy materials by email saves us the cost of printing and mailing documents to you and is more environmentally friendly.

Who may vote at the Annual Meeting?

If you owned our common stock at the close of business on March 28, 2013 (the "Record Date"), then you may attend and vote at the meeting. At the close of business on the Record Date, we had

221,268,380 shares of common stock issued and outstanding, all of which were entitled to one vote on the matters to be considered at the meeting.

What shares are represented by the proxy card that was delivered?

If we delivered a proxy card to you, the proxy represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. A proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, the proxy card that we delivered to you also will include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan.

What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in street name?

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by Level 3.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice was forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account.

What is the quorum requirement for the Annual Meeting?

A majority of Level 3's outstanding common stock on the Record Date must be present at the meeting in order to hold the meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, or broker non-votes, if you:

- Are present and vote in person at the meeting; or
- Have voted on the Internet, by telephone or by properly submitting a proxy card or voting instruction form by mail.

If I am a stockholder of record of Level 3's shares, how do I vote?

If you are a stockholder of record, you may vote in person at the Annual Meeting. We will give you a ballot when you arrive.

If you do not wish to vote in person or if you will not be attending the Annual Meeting, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you request printed copies of the proxy materials by mail, you can also vote by mail, by telephone or over the Internet as instructed on the proxy card that you received.

If I am a beneficial owner of shares held in street name, how do I vote?

If you are a beneficial owner of shares held in street name and you wish to vote in person at the Annual Meeting, you must obtain a valid legal proxy from the organization that holds your shares.

If you do not wish to vote in person or you will not be attending the Annual Meeting, you may vote by proxy. You may vote by proxy over the Internet, or if you request printed copies of the proxy

materials by mail, you can also vote by mail or by telephone by following the instructions provided in the Notice.

What happens if I do not give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the meeting.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters, including the ELECTION OF DIRECTORS PROPOSAL and VOTE ON COMPENSATION PROPOSAL.

If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform our Inspector of Election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote." When our Inspector of Election tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will not otherwise be counted. We encourage you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the Notice.

How are the shares of our common stock that are attributable to the units held in the Level 3 Stock Fund that is a part of our 401(k) Plan voted?

If you are an employee who participates in the Level 3 Communications, Inc. 401(k) Plan, your voting instructions will also instruct the trustee of the plan how to vote the shares allocated to your 401(k) Plan account. If you do not vote your proxy (or you submit it with an unclear voting designation or with no voting designation at all), then the plan trustee will vote the shares in your account in proportion to the way the other 401(k) Plan participants vote their shares. Votes under the Level 3 Communications, Inc. 401(k) Plan receive the same confidentiality as all other votes.

How are abstentions treated?

Abstentions are counted for purposes of determining whether a quorum is present. For the purpose of determining whether the stockholders have approved a matter, abstentions are not treated as votes cast affirmatively or negatively, and therefore do not have any effect on the outcome of a matter to be voted on at the Annual Meeting that requires an affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting. Abstentions only have an effect on the outcome of any matter being voted on at the Annual Meeting that requires the approval based on our total shares of common stock outstanding. None of the proposals to be considered at the Annual Meeting require an affirmative vote based on the total shares outstanding. For proposals where a majority of the total shares outstanding is required to approve a proposal, an abstention is equivalent to a vote against the proposal.

What is the voting requirement to approve each of the proposals?

The following table sets forth the voting requirement with respect to each of the proposals:

Proposal	Voting requirement
Proposal 1—Election of directors	The 14 nominees for director will be elected by a plurality of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.
Proposal 2—The approval of the named executive officer compensation, which vote is on an advisory basis.	To be approved by our stockholders, this proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy and entitled to vote at the Annual Meeting.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote at the meeting. You may vote again on a later date on the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the meeting will be counted), or by signing and returning a new proxy card with a later date, or by attending the meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the meeting or specifically request in writing that your prior proxy be revoked. Other than as described here, there are no limitations on your ability to revoke or change your vote. If you hold your shares in street name, you should consult your broker for information regarding how to revoke or change your vote.

Is cumulative voting permitted for the election of directors?

Our Restated Certificate of Incorporation and Amended and Restated By-laws, or By-laws, do not permit you to cumulate your votes.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Level 3 or to third parties, except:

- As necessary to meet applicable legal requirements;
- To allow for the tabulation and certification of votes; and
- To facilitate a successful proxy solicitation.

Occasionally, stockholders provide written comments on their proxy cards, which may be forwarded to management and our Board of Directors.

Who will tabulate the vote?

Broadridge Financial Solutions, Inc. will tally the vote, which will be certified by an Inspector of Election who is a Level 3 employee.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the Inspector of Election and will be reported by us through the filing of a Form 8-K, which we expect to file with the U.S. Securities and Exchange Commission, or SEC, on or before May 29, 2013.

Am I entitled to appraisal rights?

The Board has not proposed for consideration at the Annual Meeting any transaction for which the laws of the State of Delaware entitle stockholders to appraisal rights.

Who is paying for the cost of this proxy solicitation?

Level 3 is paying the costs of the solicitation of proxies. We must pay brokerage firms and other persons representing beneficial owners of shares held in street name certain fees associated with:

- Forwarding the Notice to beneficial owners;
- Forwarding printed proxy materials by mail to beneficial owners who specifically request them; and
- Obtaining beneficial owners' voting instructions.

In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone. We will also solicit proxies by email from stockholders who are our employees or who previously requested to receive proxy materials electronically.

What is householding of Proxy Materials?

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our annual report may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document to you if you write or call us at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, (720) 888-1000. If you want to receive separate copies of our annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

What is the deadline to propose actions for consideration at the 2014 Annual Meeting of Stockholders or to nominate individuals to serve as directors?

You may submit proposals, including director nominations, for consideration at future annual meetings of stockholders.

A stockholder who would like to have a proposal considered for inclusion in our 2014 Proxy Statement must submit the proposal so that it is received by us no later than December 13, 2013. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2014 Proxy Statement, but instead wishes to present it directly at the 2014 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 24, 2014, but no earlier than February 22, 2014, for

the proposal to be included in our proxy material relating to that meeting. Proposals received after March 24, 2014 will not be voted on at the 2014 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2014 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2014 Annual Meeting.

If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must also state the information described below under the caption "ELECTION OF DIRECTORS PROPOSAL—*Nominating Procedures,*" and "ELECTION OF DIRECTORS PROPOSAL—*Additional Information for Submission of Nominations for Director.*"

All proposals must be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

How can I communicate with the independent directors on Level 3's Board?

If you wish to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3, you should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

ELECTION OF DIRECTORS PROPOSAL

At the Annual Meeting, the 14 directors that are standing for election will be elected to hold office for a one-year term until the 2014 Annual Meeting, or until their successors have been elected and qualified. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee of the Board considers individuals recommended by members of the committee, other directors, members of management, stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider those candidates using the criteria described below. The committee members apply the criteria described below, and also exercise their judgment to select those potential candidates that they believe are best suited to serve as members of our Board and, when considered as a group, provide a diversity of viewpoints, professional experiences, educational backgrounds, professional skills and other individual qualities and attributes that contribute to Board heterogeneity and effectiveness.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and our stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for the full Board's consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

In connection with our acquisition of Global Crossing Limited ("Global Crossing"), on April 10, 2011, we entered into a Stockholder Rights Agreement with STT Crossing Ltd. ("STT Crossing"), which was the majority shareholder of Global Crossing. We refer to this agreement as the STT Stockholder Rights Agreement. Pursuant to the STT Stockholder Rights Agreement, STT Crossing has the right to nominate for election to the Board that number of individuals as required by the terms of that agreement. For 2013, STT Crossing is entitled to designate for nomination three individuals. Based on STT Crossing's current percentage holdings of our common stock and if the Board size remains at 14 members, STT Crossing would have the right to designate for nomination four individuals in 2014.

Pursuant to the STT Stockholder Rights Agreement, the Nominating and Governance Committee of the Board, subject to the fiduciary duties of the members of that committee and any applicable regulation or listing requirement of the New York Stock Exchange, is obligated to nominate the individuals designated by STT Crossing for election to the Board. In addition, the Board is required to recommend that the stockholders vote in favor of the nominees designated by STT Crossing and we are

required to use all reasonable efforts to cause the individuals to be elected as members of the Board. In making its recommendations to the full Board regarding the nominees for election to our Board at the Annual Meeting, the Nominating and Governance Committee of the Board considered the reasons stated by STT Crossing for why its designees were selected. These reasons are included in the biographies for each of the STT Crossing designees below.

We will report any material change to any of these procedures in a quarterly or annual filing with the SEC and any new procedure will be available on our website at www.level3.com.

The members of the Nominating and Governance Committee believe that each of the nominees meet the criteria described above. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to Level 3 and our Board.

Recent Management Changes

Effective April 11, 2013, Jeff K. Storey was named our President and Chief Executive Officer, replacing James Q. Crowe as Chief Executive Officer. In addition, the Board determined to nominate Mr. Storey for election to the Board at the Annual Meeting. In addition, Mr. Crowe will not be nominated for election to the Board, and as a result, Mr. Crowe is not listed in this proxy statement as a nominee for election to the Board. Mr. Crowe's membership on the Board will expire automatically with the completion of the formal portion of the Annual Meeting.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of April 11, 2013. Other than Jeff K. Storey and Charles C. Miller, III, none of these directors is our employee.

Name	Age	Position
Walter Scott, Jr.	81	Chairman of the Board
Jeff K. Storey	52	President and Chief Executive Officer
General Kevin P. Chilton	58	Director(1)(4)
Admiral Archie R. Clemins	69	Director(1)(5)
Steven T. Clontz	62	Director(3)(5)(6)
Admiral James O. Ellis, Jr.	65	Director(3)(4)
T. Michael Glenn	57	Director (1)
Richard R. Jaros	61	Director(2)(5)(6)
Michael J. Mahoney	61	Director(2)(6)
Charles C. Miller, III	60	Vice Chairman, Executive Vice President and Director(4)(5)
John T. Reed	69	Director(1)(4)(6)
Peter Seah Lim Huat	66	Director(2)
Peter van Oppen	60	Director
Dr. Albert C. Yates	71	Director(2)(3)

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Governance Committee

(4) Member of Classified Business and Security Committee
(5) Member of Strategic Planning Committee
(6) Member of Transition Planning Committee

The members of the Nominating and Governance committee as well as the full Board believe that the nominees have the following particular experience, qualifications, attributes or skills to serve as a member of our Board.

Walter Scott, Jr. has been our Chairman of the Board since September 1979, and our director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company ("MidAmerican"), and Valmont Industries, Inc. Mr. Scott was also previously a director of Burlington Resources Inc., Commonwealth Telephone Enterprises, Inc. ("Commonwealth") and RCN Corporation ("RCN"). The Board selected Mr. Walter Scott, Jr. to serve as a director because it believes he possesses valuable management and financial expertise, including extensive experience with capital markets transactions and investments in both public and private companies. Mr. Scott has over 50 years of business experience in leading a large and complex organization such as Level 3. In addition, Mr. Scott has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry, which informs his judgment and risk assessment as a Board member.

Jeff K. Storey has been the President and Chief Executive Officer of the Company since April 11, 2013. Prior to that, Mr. Storey was President and Chief Operating Officer of Level 3 from December 2008 until April 11, 2013. From December 2005 until May 2008, Mr. Storey was President—Leucadia Telecommunications Group of Leucadia National Corporation, where he directed and managed Leucadia's investments in telecommunications companies. Prior to that, beginning in October 2002, Mr. Storey was President and Chief Executive Officer of WilTel Communications Group, LLC until its sale to the Company in December 2005. Prior to this position, Mr. Storey was Senior Vice President—Chief Operations Officer, Network for Williams Communications, Inc., where he had responsibility for all areas of operations for the company's communications network, including planning, engineering, field operations, service delivery and network management. The Board selected Mr. Storey to serve as a director because he is our Chief Executive Officer, and the Board believes that it is critical that our Chief Executive Officer serve as a member of our Board for a variety of reasons, including Mr. Storey's key role in formulating and leading the implementation of our business strategy. Mr. Storey has 30 years of experience in leading companies in various portions of the telecommunications industry.

General Kevin P. Chilton has been our director since April 2012. In February 2011, General Chilton retired from the U.S. Air Force after 34 years of service. General Chilton served as Commander, U.S. Strategic Command, from 2007 through 2011, overseeing operations for the U.S. Department of Defense nuclear, space and cyberspace operations. From 2006 to 2007, General Chilton served as Commander of Air Force Space Command, where he was responsible for all Air Force space and nuclear ICBM programs. He previously served in a variety of command positions and as a pilot and test pilot. General Chilton also served as a NASA astronaut from 1987 to 1996, including on three space shuttle flights, and as the Deputy Program Manager for the International Space Station from 1996 to 1998. General Chilton is a director of Anadarko Petroleum Corporation and Orbital Sciences Corporation. General Chilton is also a member of the board of the Aerospace Corporation, a federally funded research and development center that is sponsored by the United States Air Force, and provides objective technical analyses and assessments for space programs that serve the U.S. national interest. The Board selected General Chilton to serve as a director because it will benefit from his extensive command and leadership experience in the Air Force, which provides him with a valuable blend of political, legislative, international and regulatory knowledge and experience as we continue to implement our business strategy and review opportunities to grow our business with various federal, state and local governmental departments and agencies. General Chilton also gained managerial,

financial and executive experience with his involvement in preparing the Air Force five-year budget/ program for several years. General Chilton is a member of the Board's Audit Committee and Classified Business and Security Committee.

Admiral Archie R. Clemins U.S. Navy (ret.) has been our director since October 2011. Admiral Clemins has been designated as a nominee by STT Crossing pursuant to the STT Stockholder Rights Agreement. Since January 2000, Admiral Clemins has been the owner and President of Caribou Technologies, Inc., an international consulting firm, and concentrates on the transition and integration of commercial technology to the government sectors, both in the United States and Asia. From 2008 to April 2011, he served as a director of Cyalume Technology Holdings, Inc. He also served as a director of Global Crossing from December 2003 until its sale to us in October 2011. In addition to serving on the boards of other technology, nonprofit and venture capital concerns, Admiral Clemins is a Venture/ Limited Partner with Highway 12 Ventures. As an officer of the United States Navy from 1966 through December 1999, Admiral Clemins' active duty service included command of the attack submarine USS Pogy (SSN-647), Commander, U.S. Seventh Fleet, and Admiral and the 28th Commander of the U.S. Pacific Fleet. STT Crossing believes that Admiral Clemins' U.S. Navy leadership positions give him a unique perspective on organizational management and allow him to bring to Level 3's board insights on economic, government and foreign policy issues. STT Crossing also believes that his experience with technology companies gives him great familiarity with many of the types of issues that Level 3 faces in its business as a telecommunications company. Admiral Clemins is a member of the Board's Audit Committee and the Strategic Planning Committee.

Steven T. Clontz has been our director since April 2012. Mr. Clontz has been designated as a nominee by STT Crossing pursuant to the STT Stockholder Rights Agreement. Mr. Clontz served as a member of the executive committee of Global Crossing from December 2003 until its sale to us in October 2011. Mr. Clontz has been Senior Executive Vice President for North America and Europe of Singapore Technologies Telemedia Pte. Ltd. since January 2010. Effective March 2013, Mr. Clontz is also a Corporate Adviser to Temasek International Advisors Pte. Ltd. He was chief executive officer of StarHub Ltd from 1999 to 2009, and has served as a director of StarHub Ltd since 1999. From December 1995 through December 1998, Mr. Clontz served as chief executive officer, president and a director of IPC Information Systems, based in New York City. Prior to that, Mr. Clontz worked at BellSouth International, joining in 1987 and holding senior executive positions of increasing responsibility, serving the last three years as president Asia-Pacific. Mr. Clontz has served as a director of InterDigital, Inc. since 1998 and Equinix since 2005. Mr. Clontz began his career as an engineer with Southern Bell in 1973. STT Crossing believes that Mr. Clontz brings to Level 3's board extensive telecommunications business and operating experience, and that his leadership roles at non-U.S. companies bring an international perspective that adds diversity to the deliberations of Level 3's Board. Mr. Clontz is chairman of the Board's Strategic Planning Committee and a member of the Board's Nominating and Governance Committee and Transition Planning Committee.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been our director since March 2005. Since May 2012, Admiral Ellis has been a private investor. From May 2005 until May 2012, Admiral Ellis was the President and Chief Executive Officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Prior to that, Admiral Ellis served as Commander, U.S. Strategic Command in Omaha, Nebraska, reporting directly to the Secretary of Defense, from July 2004 until retiring in May 2005, after 35 years of service in the U.S. Navy. In his Naval career, he held seven commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator, is a graduate of the U.S. Naval Test Pilot School and was qualified in the operation and maintenance of naval nuclear power plants. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin

Corporation, a global security company and Inmarsat PLC, an owner and operator of geostationary satellites from which a wide range of voice and high-speed data services are provided. Admiral Ellis has been elected to The National Academy of Engineering, which honors those who have made outstanding contributions to engineering research, practice, or education. Admiral Ellis has over 40 years of experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active duty member of the U.S. Navy. The Board selected Admiral Ellis to serve as a director because it believes that it benefits from his insights gained from his years of management and government experience as we continue to implement our business strategy and review various opportunities to grow our business with various federal, state and local governmental departments and agencies. Admiral Ellis is the chairman of both the Board's Classified Business and Security Committee and the Nominating and Governance Committee.

T. Michael Glenn has been our director since October 2012. Since 1998, Mr. Glenn has been the Executive Vice President—Market Development and Corporate Communications of FedEx Corporation, a global provider of supply chain, transportation, business and related information services. Mr. Glenn is a member of the five-person executive committee, responsible for planning and executing the FedEx's strategic business activities. Since 2000, Mr. Glenn also serves as president and chief executive officer of FedEx Corporate Services, responsible for all marketing, sales, customer service and retail operations functions for all FedEx companies. From 1994 to 1998, Mr. Glenn was Senior Vice President—Marketing and Corporate Communications of FedEx Express. Mr. Glenn is also a director of Pentair Inc., and was formerly a director of Deluxe Corporation and Renasant Corporation. Mr. Glenn has over 30 years of business leadership experience in an organization that is known for highly developed processes and worldwide operations. The Board selected Mr. Glenn to serve as a director because it believes that he brings extensive executive leadership, strategic, marketing, process development and communications experience on a worldwide basis to our Board from his service as one of the top leaders at FedEx Corporation. Mr. Glenn currently serves as a member of the Board's Audit Committee.

Richard R. Jaros has been our director since June 1993 and served as our President from 1996 to 1997. Mr. Jaros has been a private investor for more than the past five years. Mr. Jaros served as our Executive Vice President from 1993 to 1996 and our Chief Financial Officer from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros was previously a director of Commonwealth, MidAmerican and RCN. Mr. Jaros has over 30 years of business, finance and general management experience gained from serving in various capacities with telecommunications, diversified and alternative energy companies. As part of that experience, Mr. Jaros has over 20 years of experience in serving as a member of the board of directors for various companies in the telecommunications industry. The Board selected Mr. Jaros to serve as a director because of his general business and finance experience, and that as a result of that experience, the Board believes he is familiar with many of the same issues that we face. Mr. Jaros has been involved in succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Jaros currently is a member of the Board's Compensation Committee, the Strategic Planning Committee and the Transition Planning Committee.

Michael J. Mahoney has been our director since August 2007. Mr. Mahoney has been a private investor since March 2007. From 2000 until March 2007, Mr. Mahoney was the president and chief executive officer of Commonwealth. Prior to that, from 1997 until 2000, Mr. Mahoney was president and chief operating officer of RCN. Mr. Mahoney also served as president and chief operating officer of C-TEC Corporation from 1993 until 1997. Mr. Mahoney is a member of the Board of Directors of FairPoint Communications, Inc. and the Board of Trustees of Wilkes University. Mr. Mahoney has over 30 years of experience in leading and directing companies in the telecommunications industry, having most recently served as the Chief Executive Officer of Commonwealth. The Board selected Mr. Mahoney to serve as a director because it believes he has extensive experience related to the

delivery of communications services to a wide variety of customers, and because he has run a communications company with many of the same issues that we face. As a former chief executive officer, Mr. Mahoney has been involved in strategic planning, operations, succession planning, compensation, employee management and the evaluation of acquisition opportunities. Mr. Mahoney is the chairman of both the Board's Compensation Committee and the Transition Planning Committee.

Charles C. Miller, III has been our Vice Chairman and Executive Vice President since February 2001. Mr. Miller has also been our director since February 2009. Mr. Miller was previously a director from February 2001 until May 2004. Prior to joining us, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995. Mr. Miller has over 30 years of experience in strategy and corporate development for companies in the communications industry. The Board selected Mr. Miller to serve as a director because of his significant knowledge of the telecommunications industry and as our vice chairman and executive vice president responsible for strategy, corporate development and corporate communications, Mr. Miller brings a unique and valuable perspective to the Board for strategy and corporate development matters. Mr. Miller is a member of the Board's Classified Business and Security Committee and the Strategic Planning Committee.

John T. Reed has been our director since March 2003. Mr. Reed has been a private investor since February 2005. Mr. Reed is also a Director of Investors Real Estate Trust, a real estate investment trust. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed was also previously a director of Bridges Investment Fund, Inc., a mutual fund and First National Nebraska, Inc. The Board selected Mr. Reed to serve as a director because of his more than 40 years of experience in finance, accounting and management, and that the Board benefits from his insights gained from that experience. Mr. Reed is the chairman of the Board's Audit Committee and a member of the Board's Classified Business and Security Committee and Transition Planning Committee.

Peter Seah Lim Huat has been a member of the Board since October 2011. Mr. Seah has been designated as a nominee by STT Crossing pursuant to the STT Stockholder Rights Agreement. Since January 2005, Mr. Seah has been a member of the Temasek Advisory Panel of Temasek Holdings (Private) Limited and since November 2004 he has been a Deputy Chairman of the board of directors of STT Communications Ltd. He also served as vice chairman of the Board of Directors of Global Crossing from December 2003 until its sale to us in October 2011. From December 2001 until December 2004 he was President and Chief Executive Officer of Singapore Technologies Pte Ltd (which we refer to as Singapore Technologies) and also a member of its board of directors. Before joining Singapore Technologies in December 2001, he was a banker for the prior 33 years, retiring as Vice Chairman & Chief Executive Officer of Overseas Union Bank in September 2001. Mr. Seah has been Chairman of Singapore Technologies Engineering Ltd since 2002. He also has served on the boards of CapitaLand Limited since 2001, StarHub Ltd and STATS ChipPAC Ltd. since 2002 and LaSalle Foundation Limited since 2007. In addition, Mr. Seah has served on the boards of the DBS Bank Ltd and DBS Group Holdings Ltd since 2009. He also served on the boards of SembCorp Industries Ltd from 1998 to 2010, PT Indosat Tbk from 2002 to 2008, STT from 2004 to 2010 and Bank of China Limited from 2006 to 2010. STT Crossing believes that Mr. Seah's service as the chief executive of Overseas Union Bank and Singapore Technologies provides him with valuable business, leadership and management experience. STT Crossing also believes that his many years of experience in banking will give him important insights into Level 3's capital structure and the capital markets. STT Crossing further believes that Mr. Seah's experience on the board of directors of many non-U.S.

companies will enable him to bring a global perspective to Level 3's board, including best practices gained from other countries. Mr. Seah is a member of the Board's Compensation Committee.

Peter van Oppen has been our director since March 1, 2013. Mr. van Oppen has been a partner at Trilogy Partnership, a private investment firm focused on technology and telecommunications, since 2006. Prior to joining Trilogy, Mr. van Oppen served as Chief Executive Officer and Chairman of the Board for Advanced Digital Information Corporation ("ADIC"), a data storage company, for twelve years, from 1994 through its acquisition by Quantum Corp. in 2006. Prior to ADIC, Mr. van Oppen served as President and Chief Executive Officer of Interpoint, a predecessor company to ADIC, from 1989 until its acquisition by Crane Co. in October 1996, and had also been a consultant at PricewaterhouseCoopers and Bain & Company. Mr. van Oppen currently serves as the Chairman of the Board of Trustees and is the former Chair of the Investment Committee at Whitman College and serves on the boards of directors of several private companies. Mr. van Oppen was formerly a director of Isilon Systems, Inc. The Board selected Mr. van Oppen to serve as a director because of his experience as a chairman and chief executive officer of a global data storage company for over a decade, his extensive management and consulting experience, as well as his experience as a director of other public and private companies. In addition, Mr. van Oppen has served as and supervised public company chief financial officers and is a member, on inactive status, of the American Institute of Certified Public Accountants.

Dr. Albert C. Yates has been our director since March 2005. Dr. Yates retired after 13 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch, the board of directors of First Interstate Bank, Molson Coors Brewing Company and StarTek, Inc. He currently serves as a director of Guaranty Bancorp, a bank holding company that operates 34 branches in Colorado through a single bank, Guaranty Bank and Trust Company. Dr. Yates has over 40 years of experience in academia and management generally. The Board selected Dr. Yates to serve as a director because it believes that it benefits from his insights gained from his years of management experience and his prior senior positions in academia as we continue to implement our business strategy as well as his extensive board and committee experience at both public and private companies. Dr. Yates is a member of the Board's Compensation Committee and Nominating and Governance Committee.

Our Corporate Governance Guidelines provide that a director should not be nominated to a new term if he would be over age 73 at the time of the election; however, this limitation may be waived by the Board if the Board feels to do so would be in our interests. Mr. Scott is being nominated for election at the 2013 Annual Meeting as a director although Mr. Scott is 81. Mr. Scott has been a Level 3 director since 1964 and the Chairman of the Board since 1979. He has demonstrated tremendous energy and commitment to his Level 3 Board service. Mr. Scott's knowledge and understanding of Level 3's business and his significant years of leadership of Level 3 are important to the Board in fulfilling its obligations to the stockholders. The Board has determined that it is in our interest that Mr. Scott stand for election as a Level 3 director.

The Board recommends a vote FOR the nominees named above.

Board Structure and Risk Oversight

Walter Scott, Jr., serves as our Chairman of the Board and Jeff K. Storey serves as our President and Chief Executive Officer (the "CEO"). The Board believes that independent oversight of management is an important component of an effective board of directors. The independent Board members have determined that the most effective Board leadership structure for Level 3 at the present time is for the CEO position to be separate from the Chairman of the Board position, a structure that has served us well for many years. The independent Board members believe that because the CEO is ultimately responsible for the day-to-day operation of Level 3 and for executing our strategy, and because our performance is an integral part of Board deliberations, the CEO should be an important part of the Board, but that under the current circumstances, a different individual act as Chairman of the Board. The Board retains the authority to modify this structure to best address our unique circumstances, and so advance the best interests of all stockholders, as and when appropriate.

The Board also believes, for the reasons set forth below, that its existing corporate governance practices also achieve independent oversight or management accountability. Our governance practices provide for strong independent leadership, independent discussion among directors and for independent evaluation of, and communication with, many members of senior management. These governance practices are reflected in our Corporate Governance Guidelines and the various Board committee charters, which are available on our website. Some of the relevant processes and other corporate governance practices include the following.

- The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the interests of Level 3 and our stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of our business.
- Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities.
- The Chairman of the Board and our CEO establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting.
- The Board reviews our long-term strategic plans during at least one Board meeting each year.
- The non-management directors periodically meet in executive session as a part of regularly scheduled Board meetings. The Chairman presides at these meetings, as he is not part of management.
- Directors have full and free access to our officers and employees. The Board welcomes regular attendance at each Board meeting of our senior officers.
- We conduct an orientation program for new directors as soon as practical following the meeting at which the new director is elected. This orientation includes presentations by senior management to familiarize new directors with our strategic plans, financial reporting, principal officers, auditing processes, and such other topics as the Board and/or the CEO feel are appropriate. All other directors are also invited to attend the orientation program.
- The Board is responsible for evaluating the performance of the CEO. The Compensation Committee of the Board is responsible for determining the compensation of the CEO, and evaluates the CEO's performance as it relates to his long and short term compensation goals.
- The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. The Chairman of the Board's Nominating and Governance Committee

receives comments from all directors and reports to the Board with an assessment of the Board's performance.

The Board oversees our stockholders' interest in our long-term and overall success and our financial performance. The full Board is actively involved in overseeing risk management for us. It does so in part through its oversight of our top executives who supervise day-to-day risk management throughout Level 3. To the extent that these executives identify recurring themes or material risks, they are reported to and discussed by the Board.

In addition, each of our Board committees considers the risks within its areas of responsibilities. For example, the Audit Committee considers financial risk on a quarterly basis, recommends guidelines to various financial related exposures and discusses with management policies with respect to risk assessment and risk management. The Audit Committee also reviews risks related to financial reporting. The Audit Committee discusses any material violations of our policies brought to its attention. Additionally, the outcome of our internal audit risk assessment is presented to the Audit Committee annually; this assessment identifies internal controls risks and drives the internal audit plan for the coming year. Material violations of our Code of Ethics and related corporate policies are reported to the Audit Committee and/or the Nominating and Governance Committee, depending on the subject matter and, as required, are reported to the full Board. The Compensation Committee reviews our overall compensation program and its effectiveness at both linking executive pay to performance and aligning the interests of our executives and our stockholders. The Nominating and Governance Committee reviews our governance practices on an annual basis.

Corporate Governance

We have Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The New York Stock Exchange. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The New York Stock Exchange and by the Board's Corporate Governance Guidelines: General Kevin P. Chilton, Admiral Archie R. Clemins, Steven T. Clontz, Admiral James O. Ellis, Jr., T. Michael Glenn, Richard R. Jaros, Michael J. Mahoney, John T. Reed, Peter Seah Lim Huat, Walter Scott, Jr., Peter van Oppen and Dr. Albert C. Yates. The Board has also concluded that all of the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We have a Worldwide Business Code of Conduct, specific portions of which serve as our "code of ethics" under the standards mandated by the Sarbanes-Oxley Act of 2002. The complete Worldwide Business Code of Conduct is available on our website at *www.level3.com*. At any time that the Worldwide Business Code of Conduct is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. If we amend the provisions of the Worldwide Business Code of Conduct that serve as our "code of ethics," or if we grant any waiver from those provisions that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

Mr. T. Michael Glenn joined our Board in October 2012 and Mr. Peter van Oppen joined our Board in March 2013. General Chilton and Mr. Clontz joined our Board in April 2012. For all of 2012, the Board had a total of six meetings. In 2012, no director attended less than 75% of the meetings of the Board that were held during the time that he was a member of the Board. All of our current directors attended more than 75% of the meetings of the committees of which he was a member. In addition, the non-management directors met without any management directors or employees present five times during 2012. These meetings are chaired by Mr. Scott.

Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members at the time of our 2012 Annual Meeting of Stockholders attended that meeting, with the exception of Mr. Seah.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, except as described below, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

With respect to the grant of restricted stock units to each of Messrs. Storey, Miller, Stortz, Patel, Ryan, Alonso and Heard on April 2, 2012, as part of the implementation of the 2012 Management Incentive and Retention Plan, each of those officers failed to timely file a Form 4 reporting his respective grant. In addition, with respect to the grant of restricted stock units to Mr. James Q. Crowe, our former Chief Executive Officer, on March 19, 2012, as part of the execution of his employment agreement, a Form 4 was not filed timely to report that grant.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent registered public accounting firm. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are John T. Reed (Chairman), General Kevin P. Chilton, Admiral Archie R. Clemins and T. Michael Glenn. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Board has determined that Mr. John T. Reed, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the SEC. In making the determination, the Board considered Mr. Reed's credentials and financial background. The Audit Committee met six times during 2012. Mr. Glenn joined the Audit Committee effective March 1, 2013.

The Audit Committee has chosen KPMG LLP or its international affiliates, which we refer to together as KPMG, as our independent registered public accounting firm for 2013. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent registered public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG. The Audit Committee establishes pre-approval fee levels for all services to be provided by KPMG annually. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2012 Report is included as Annex 1.

Classified Business and Security Committee

The Classified Business and Security Committee assists the Board in fulfilling its oversight responsibilities relating to our classified business activities and the security of personnel, data, and facilities. The Classified Business and Security Committee also establishes processes and procedures to ensure the security of our U.S. network assets, which include transmission and routing equipment, switches and associated operational support systems and personnel. The Classified Business and Security Committee is comprised solely of members of our Board who are U.S. citizens who, if not already in possession of U.S. security clearances, must apply for U.S. security clearances pursuant to Executive Order 12968 immediately upon their appointment to the committee. The current members of the Classified Business and Security Committee are Admiral James O. Ellis, Jr. (Chairman), General Kevin P. Chilton, James Q. Crowe (until the completion of the Annual Meeting), Charles C. Miller, III, and John T. Reed. The Classified Business and Security Committee met three times during 2012.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to allow us to attract key employees and to determine that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Michael J. Mahoney (Chairman), Richard R. Jaros, Peter Seah Lim Huat and Dr. Albert C. Yates. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Compensation Committee met ten times in 2012.

The Compensation Discussion and Analysis below provides additional information on the Compensation Committee's processes and procedures for consideration of executive compensation as well as the role of the committee's independent compensation consultant, Towers Watson & Co. In addition, the Compensation Committee's report follows at the end of the Compensation Discussion and Analysis. The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com.*

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is currently our officer or employee. Until 1997, Mr. Jaros was an officer of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees, (ii) reflects those policies and practices in our Corporate Governance Guidelines and other governance documents, and (iii) evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The members of the Nominating and Governance Committee are Admiral James O. Ellis, Jr. (Chairman), Steven T. Clontz and Dr. Albert C. Yates. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The New York Stock Exchange. The Nominating and Governance Committee met two times in 2012.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com.*

Strategic Planning Committee

In connection with the execution of the STT Stockholder Rights Agreement, we agreed to form a new committee of the Board to be called the Strategic Planning Committee. The Strategic Planning Committee was created to provide advice and assistance to the Board regarding the Board's role in monitoring and implementing our strategic plan, which includes (i) the results of our process of defining our broad strategy to achieve our business objectives and maximize the value of the company for our stockholders and other stakeholders and (ii) the related plans to implement that strategy.

The Strategic Planning Committee provides advice and assistance to the Board with regard to the following matters: the Board's review of our strategic plan, including but not limited to a long term

perspective of risks and opportunities; material components of our long-term strategy, such as target customers and market verticals, technology and network strategy and geographic expansion as well as the investments that may be needed to achieve that long-term strategy; evaluating material acquisitions, dispositions, investments and other potential growth and expansion opportunities; strategic issues or opportunities material to us that are outside the scope of our traditional business operations; and our balance sheet strategy and financing strategy, as well as any particular equity or equity-linked financing transaction that would as of the date of issuance (or on an as converted or exchanged basis as of the date of issuance), increase the number of our shares of common stock outstanding by more than 10 percent.

The members of the Strategic Planning Committee are Steven T. Clontz (Chairman), Admiral Archie R. Clemins, Richard R. Jaros and Charles C. Miller, III. In addition, the Strategic Planning Committee charter provides that all members of the Board are entitled to notice of, and to attend and participate at, all meetings of the committee. In addition, all members of the Board are able to receive the meeting materials prepared for any meeting of the committee at the Board's member's request, and the meetings of the committee are scheduled so as not to conflict with the meeting of any other Board committee. The Strategic Planning Committee met twice during 2012.

Transition Planning Committee

In November 2012, the Board established a Transition Planning Committee to assist the Board with respect to the planning for, and effecting the orderly transition to, our next chief executive officer. Mr. Storey was selected as our new Chief Executive Officer effective April 11, 2013. The Board believes that the creation of a Transition Planning Committee provided additional structure to its ongoing and regular chief executive officer succession planning activities. The Board determined that the Transition Planning Committee will have a limited duration, existing only as long as necessary to transition the chief executive officer role, and will not be a permanent, standing Board committee.

The members of the Transition Planning Committee are Michael J. Mahoney (Chairman), Steven T. Clontz, Richard R. Jaros and John T. Reed. The Transition Planning Committee met once during 2012.

Additional Information for Submission of Nominations for Director

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting of Stockholders must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting of Stockholders, and must be a stockholder of record on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at that meeting.

The stockholder's notice must provide as to each person whom the stockholder proposes to nominate for election as a director:

- the name, age, business address and residence address of the person;
- the principal occupation or employment of the person;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and
- any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

In addition, as to the stockholder giving the notice, the stockholder must indicate:

- the name and record address of such stockholder;
- the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;
- a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names and addresses) pursuant to which the nominations(s) are to be made by such stockholder;
- a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and
- any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

This notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. All notices must be delivered or mailed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Information About our Executive Officers

Set forth below is information as of April 11, 2013, about our executive officers other than Mr. Storey and Mr. Miller. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Sunit S. Patel	51	Executive Vice President and Chief Financial Officer
Thomas C. Stortz	62	Executive Vice President, Chief Administrative Officer and Secretary
John M. Ryan	50	Executive Vice President, Chief Legal Officer and Assistant Secretary
Eric J. Mortensen	54	Senior Vice President and Controller
Héctor Alonso	55	Regional President Latin America
Andrew E. Crouch	42	Regional President North America
James B. Heard	50	Regional President EMEA

Sunit S. Patel has been Chief Financial Officer and an Executive Vice President of Level 3 since March 2008. Prior to that, Mr. Patel was Chief Financial Officer from May 2003 and a Group Vice President of Level 3 from March 2003 to March 2008. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS Communications Company, Inc.

Thomas C. Stortz has been Executive Vice President, Chief Administrative Officer and Secretary since June 2011. Prior to a brief retirement from the company from April 2011 to June 2011, Mr. Stortz was Executive Vice President, Chief Legal Officer and Secretary from February 2004 through March 2011. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the company from September 1998 to

February 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998.

John M. Ryan has been Executive Vice President, Chief Legal Officer and Assistant Secretary of Level 3 since June 2011. Mr. Ryan is responsible for Level 3's legal and regulatory functions worldwide. Prior to his current position, Mr. Ryan was Executive Vice President, Chief Legal Officer and Secretary of the company from January 2011 until June 2011. Mr. Ryan was Senior Vice President and Assistant Chief Legal Officer of Level 3 Communications, LLC from March 2007 until January 2011, responsible for the customer and vendor contracting groups and the public policy group. Mr. Ryan was a Senior Vice President within the Legal Department from June 2004, and was a Vice President in the Legal Department from December 1999 through June 2004. Prior to December 1999, Mr. Ryan was a partner and associate at Fraser Stryker Law Firm in Omaha, where his practice focused on the communications industry.

Eric J. Mortensen has been Senior Vice President and Controller of Level 3 since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of Level 3 from 1999 to 2003 and was the Controller of Level 3 from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

Héctor R. Alonso has been Regional President Latin America since November 2011. Mr. Alonso joined the management team in connection with our completion of the acquisition of Global Crossing. In this position, Mr. Alonso has responsibility for our business in Latin America. Prior to the acquisition, Mr. Alonso served as managing director—Latin America from May 2007 until November 2011. Mr. Alonso joined Global Crossing after its acquisition of Impsat Fiber Networks, Inc. As managing director, Mr. Alonso oversaw Global Crossing's strategy and operations across Latin America. Prior to the acquisition by Global Crossing, Mr. Alonso served as chief financial officer of Impsat, in which capacity he was responsible for finance, administration, planning, human resources and information management systems. Prior to becoming chief financial officer in June 2002, Mr. Alonso served as Impsat's chief operating officer in Latin America and the U.S. and president of its Colombian operations. Prior to his tenure at Impsat, Mr. Alonso was managing director of Lime S.A., a waste management company in Colombia, and held other key positions in the Pescarmona group of companies.

Andrew E. Crouch has been Regional President North America since October 2012. Mr. Crouch has responsibility for the overall business results of the region including sales, marketing and operations. Prior to this position, Mr. Crouch was Regional President Sales for North America from October 2011 to October 2012 and President of Sales from August 2010 to October 2011. Prior to that, Mr. Crouch was President of the Wholesale Markets Group from February 2008 to August 2010. From August 2005 to February 2008, Mr. Crouch was promoted to positions of increasing responsibility within the Sales organization. From January 2004 to August 2005, Mr. Crouch led the Enterprise Voice product team and from November 2001 to January 2004, held senior positions within the Sales organization.

James B. Heard has been Regional President EMEA since November 2011. In this position, Mr. Heard has responsibility for our business in Europe, the Middle East and Africa. Prior to this position, Mr. Heard was President of our European Markets Group from April 2008 until November 2011. Prior to that, Mr. Heard was Managing Director for the European Markets Group from March 2007 to April 2008. From 1996 until 2007, Mr. Heard worked for British Telecommunications, in a number of senior management roles, including serving as the General Manager, Financial Services Group within BT Global services. He also served as the Vice President of Commercial Operations, Global accounts for Concert Communications, a joint venture between British Telecom and AT&T from January 2000 to June 2002. Prior to British Telecommunications, Mr. Heard served as Regional Sales Manager for Olivetti UK from March 1990 until June 1996.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table, how these officers were compensated in 2012, and how this compensation furthers our established compensation philosophy and objectives. These officers are referred to as our Named Executive Officers.

During 2012, we again made steady progress in the business, demonstrating growth in Core Network Services revenue over the course of the year. We achieved this revenue growth while also improving our gross margin percentage, which contributed to growth in Consolidated Adjusted EBITDA from each quarter to the next during 2012.

We also made progress in connection with the integration of Global Crossing Limited, which we acquired in the fourth quarter of 2011. We refer to this transaction as the Global Crossing Acquisition. As a result of the Global Crossing Acquisition, the size and scope of our company increased significantly. The acquisition brought significant U.S. and international expansion of our network infrastructure and operations. At year end 2012, our network encompassed: approximately 105,000 intercity route miles in North America, Europe and Latin America; metropolitan fiber networks in approximately 170 markets containing approximately 34,600 route miles; approximately eight million square feet of Gateway and transmission facilities in North America, Europe and Latin America; approximately 350 colocation and data center facilities globally; approximately 35,000 route miles of subsea optical fiber cable systems; and more than 55 countries in service around the world. The Global Crossing Acquisition also brought important additions to our service portfolio, including managed services, collaboration services and inter-continental virtual private networking capability.

With respect to our Global Crossing Acquisition integration efforts, using a milestone approach, our primary objectives were to maintain the excellent customer service model both Level 3 and Global Crossing worked hard to build over previous years, and to continue to grow our Core Network Services revenue. During 2012 we:

- completed much of the basic activities to integrate our systems and processes, including establishing a global platform for service management ticketing for North America and EMEA, and began the process of completing those activities for Latin America;
- consolidated our enterprise resource planning or ERP systems for North America and EMEA;
- retired more than 300 information technology systems between Level 3 and Global Crossing;
- consolidated a large portion of our quoting system across the global footprint;
- continued to invest in sales tools to benefit the overall sales force and to develop capabilities to automate the customer's experience with us, including ordering, ticket management, billing and other systems that improve the ease of doing business with Level 3;
- established our product road map for 2012 and continued to launch services across our network footprint based on that road map; and
- made progress throughout the year interconnecting our networks and optimizing the underlying cost of providing services.

In addition, by the end of 2012 we achieved approximately $190 million of run rate EBITDA-synergy savings relating to both network and operating expenses. We believe that we are now financially stronger and expect to realize additional cost synergies through the remaining integration process.

Following the completion of the Global Crossing Acquisition, the Compensation Committee of the Board of Directors, or the Compensation Committee, undertook a review of our compensation arrangements in light of the following:

- other companies, both competitors and non-competitors, may seek to target and attempt to recruit members of our key senior management, particularly during the integration of Global Crossing; and
- many members of our key senior management assumed greater roles with enhanced responsibilities given the significant increase in the size of our business as a result of the Global Crossing Acquisition.

In particular, the Compensation Committee's review focused on whether modifications were needed to our compensation programs to enhance our ability to:

- retain existing key senior management and ensure continued stability and continuity of our business;
- motivate more effectively our existing key senior management, and attract high quality executive level talent, to meet our business goals and objectives; and
- appropriately compensate our key senior management for achieving those business goals and objectives.

As a result of these considerations and objectives, in 2012 the Compensation Committee took three compensation related actions, which were to:

- establish the 2012 Management Incentive and Retention Plan, or MIRP;
- establish the Key Executive Severance Plan, or KESP; and
- entered into an employment agreement with James Q. Crowe, our Chief Executive Officer.

Each of our Named Executive Officers, other than Mr. Crowe, participates in the MIRP and the KESP.

Subject to the limitations in Mr. Crowe's employment agreement, the MIRP and the KESP, the Compensation Committee continues to emphasize the importance of flexibility and discretion in making its determinations in respect of Named Executive Officer compensation, which permits it to modify and adjust compensation arrangements as it deems necessary or appropriate in the face of unique market- or personnel-related circumstances. For more information regarding our compensation program generally and compensation decisions made in respect of our most recent fiscal year, please see "Determination of Total Compensation for 2012" below.

As discussed more fully below, the Compensation Committee makes all final decisions for the total direct compensation—that is, the base salary, bonus and stock-based long-term incentive awards—of our Named Executive Officers. Our compensation program seeks to achieve an efficient balance between competitive fixed salaries, short-term performance-based bonuses that provide the opportunity to earn above-market cash compensation for strong performance against important short-term financial and business goals, and long-term compensation that is tied to the performance of our common stock. We believe that each of these elements plays a meaningful role in a broad-based compensation program and work together to encourage sustainable performance while supporting our recruiting and retention needs.

With respect to discretionary performance-based compensation for 2012, the Compensation Committee focused on performance against our overall financial goals, including those related to Core Network Services Revenue, Adjusted EBITDA, and Sustainable Free Cash Flow. In addition, the Compensation Committee took into consideration our Named Executive Officers' participation in meaningful accomplishments relating to the integration activities as a result of the Global Crossing

Acquisition, improvements in customer experience and the completion of significant capital markets refinancing activities. Consistent with past practice, our long-term incentive program for 2012 consisted in part of equity awards that derive value only to the extent that our Named Executive Officers produce above-market results over a multi-year performance period.

Recent Management Developments. Effective April 11, 2013, Jeff K. Storey was named our President and Chief Executive Officer, replacing James Q. Crowe as Chief Executive Officer. As a result of that action, Mr. Crowe's employment with the company will terminate, and he will be entitled to the benefits under his employment agreement that are described in more detail below under the caption "*—2012 Executive Compensation Components—James Q. Crowe Employment Agreement.*"

Compensation Philosophy

Core Beliefs. We believe that our success depends in large part on our ability to attract, retain and motivate qualified employees who possess the skills necessary to grow our business. In furtherance of these goals, management and the Compensation Committee believe that our compensation programs should reflect our compensation philosophy, which includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed from time to time as appropriate by our Compensation Committee, as evidenced by the implementation of the MIRP and the KESP following the completion of the Global Crossing Acquisition;
- employee ownership for our more senior employees demonstrates an economic stake in our business that helps align their interests with those of our stockholders;
- our compensation programs for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs should be supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation, which is commonly referred to as a "say-on-pay" vote. At our 2012 Annual Meeting of Stockholders held in May 2012, approximately 57.92% of the votes cast on the say-on-pay proposal relating to 2011 compensation were voted in favor of the proposal. After the vote, the Compensation Committee sought the input from several of our largest stockholders. Based on this input, the Compensation Committee believes that the negative vote was heavily influenced by actions that the Compensation Committee took with respect to 2012 compensation. While there was support for the Compensation Committee's implementation of the MIRP and the KESP, that same level of support was not present for our entering into Mr. Crowe's employment agreement.

On balance, after reviewing the results of the "say-on-pay" vote from the 2012 Annual Meeting and the input from these stockholders, the Compensation Committee determined to take this input into consideration for future compensation decisions and reaffirmed its commitment to design our compensation programs to maintain a strong relationship between performance and compensation realized, but did not seek to modify the terms of Mr. Crowe's existing employment agreement and did not make any changes to the components of our executive compensation programs in 2012.

Assessment of Risk. The Compensation Committee is aware that compensation arrangements, if not properly designed, could encourage inappropriate or excessive risk-taking. In particular, an over-emphasis on short-term cash-based incentives can potentially lead to inadequate prioritization of longer-term considerations. In structuring our compensation programs and awards, the Compensation Committee seeks to minimize these risks by balancing the use of short-term cash compensation with long-term, stock-based compensation that is intended to correlate with increases in long-term stockholder value.

The Compensation Committee believes that the short-term component of our Named Executive Officers' and our other employees' compensation, that is, annual cash incentive, does not encourage unnecessary or excessive risk-taking by these executives or our employees in general. Although each executive officer as well as each employee is eligible to receive a cash bonus under our bonus program, the payment of a bonus to any individual or the executive officers as a group is entirely at the discretion of our Compensation Committee, which allows the committee to make adjustments to the extent that it believes that business decisions are being made with only short-term objectives in mind.

The Compensation Committee also believes that for our executives and those of our other employees who participate in our long-term incentive, or LTI, program, the LTI program does not incentivize these participants to take unnecessary or excessive risks. In the Compensation Committee's view, the vesting schedule for our restricted stock units, or RSUs, and the three-year cliff vesting feature of our outperform stock appreciation units, or OSOs, serve as an incentive for our Named Executive Officers and other recipients of these awards to remain with us and to focus their efforts on all elements of our performance that influence long-term common stock price appreciation. We believe that having regular fixed award dates that are coupled with vesting requirements over a three-year or four-year period for RSUs and a three-year period for OSOs provides a recurring schedule of regular potential award payouts that encourage our executives and other LTI program participants to avoid taking actions to generate short-term gains that are to our long-term detriment.

The company has concluded that our compensation structure, elements and incentives for 2012 are not reasonably likely to have a material adverse effect on the company.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals. Compensation decisions for our Named Executive Officers generally take place in February. At this time, the Compensation Committee determines:

- the base salary for the current year, other than for Mr. Crowe, whose base salary is set forth in his employment agreement;
- the long-term incentive award levels for the award year, other than for Mr. Crowe, whose long-term incentive awards for 2012, 2013 and 2014 in the aggregate were granted in a single lump sum in 2012;
- the extent to which bonus compensation will be paid for the recently completed year based upon our results as compared to the bonus program's goals and objectives and such other matters that the Compensation Committee determines to consider; and
- the goals and objectives for the bonus program for the current year.

The day-to-day design and administration of savings, health, welfare and paid-time-off plans and policies applicable to our employees in general and our Named Executive Officers are handled by teams from our Human Resources, Finance and Legal Departments. The Compensation Committee

(and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day administrative requirements.

In making its determinations on compensation, the Compensation Committee considers, among other factors, the executive's experience, skills, job position and responsibilities, individual contribution, and prior and expected future performance, as well as retention needs, internal pay equity, and surveys of Peer Group data, which are used as a guideline to inform the committee's actions but not to benchmark our compensation decisions against the members of our Peer Group.

For additional information relating to the Compensation Committee's decisions for 2012, please see the more detailed discussion below under the caption "*—2012 Executive Compensation Components.*"

Mr. Crowe's salary and equity compensation for the three year term of his employment agreement was established in that agreement. The bonus and equity compensation for our other Named Executive Officers is set by the Compensation Committee on an annual basis in their discretion.

With respect to bonus determinations, our Compensation Committee initially evaluates the performance of our Named Executive Officers, including Mr. Crowe, as a team in meeting our overall corporate goals and objectives. Individual performance targets or performance measures are not set for these Named Executive Officers. The determination of any bonus payouts is at the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, the Compensation Committee's assessment of the executive team's overall performance in meeting our corporate goals and objectives.

With respect to long-term incentive award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers is in the full discretion of the Compensation Committee, provided that Mr. Crowe's awards are governed by his employment agreement. The exercise of this discretion is informed by, among other things, equity dilution metrics, a review of Peer Group information and the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year.

Role of the Executive Officers and Consultants. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year. Based on Mr. Crowe's subjective view of each other Named Executive Officer's relative contribution to the team's overall performance, he provides to the Compensation Committee his recommendations for each such individual's base salary and short- and long-term incentive compensation. Mr. Crowe develops his recommendations by first applying his judgment to determine an appropriate distribution of base salary and incentive compensation among the Named Executive Officers. He then makes adjustments based on his subjective view of the individual's contribution based on the individual's role and/or whether the distribution is equitable. Mr. Crowe's recommendations, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures.

With respect to Mr. Crowe, his base salary level and incentive compensation targets and amounts are determined pursuant to the terms of his employment agreement. The economic terms of Mr. Crowe's employment agreement were established through negotiations between the Compensation Committee and Mr. Crowe in early 2012. The Compensation Committee used as references to inform its decisions during these negotiations Mr. Crowe's prior compensation history and information regarding the practices and comparable information of our Peer Group.

The Compensation Committee retained Towers Watson & Co. as its compensation consultant for its 2012 compensation determinations. As its compensation consultant, Towers Watson provided the

Compensation Committee with competitive information on compensation levels, programs and practices of our Peer Group and provided input for the determination of the Peer Group as well as the implementation of the MIRP and KESP. Towers Watson provides additional consulting services to us, primarily related to our EMEA region as consultants and actuaries to the trustees under a pension plan for certain EMEA employees that was part of the Global Crossing Acquisition. None of our Named Executive Officers, executive officers or any of our Board members participate in the pension plan. In addition, the consulting team at Towers Watson that provides these other services does not consult with the team that provides services to the Compensation Committee. The Compensation Committee is comfortable that these other consulting services do not impair Towers Watson's independence with respect to their role in advising the Compensation Committee with respect to the compensation of our Named Executive Officers, our executive officers or our Board members, nor do they create any conflict of interest.

For 2012, we paid Towers Watson approximately $81,500 for services provided to the Compensation Committee and approximately $300,000 for the other consulting services. The decision to engage Towers Watson for the other consulting and actuarial services was made by a separate management team from the team that supports the Compensation Committee, and was not approved by the Compensation Committee or the Board. Level 3 management does not retain any other compensation consultants other than in connection with sales force commission plans and broad-based plans that do not discriminate in favor of our executive officers or directors, such as our 401(k) plan and our health insurance plans.

In addition to providing information and analysis to the Compensation Committee, the Compensation Committee's consultant also provides the same information and analysis to Mr. Crowe, which in part informs his recommendations. With respect to 2012 compensation determinations, Mr. Crowe was also provided analyses that informed his recommendations by Mr. Thomas C. Stortz, our Executive Vice President, Chief Administrative Officer and Secretary, Ms. Laurinda Pang, our Chief Human Resources Officer and Ms. Cathleen Chambliss, Senior Vice President responsible for compensation and benefits in our Human Resources Department. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. The Compensation Committee can exercise its discretion to implement, reject or modify any recommendations provided by any member of management, including Mr. Crowe.

Peer Group. The Compensation Committee uses a peer group as an additional source of information in reviewing compensation decisions and overall compensation program design for our senior executives, including the Named Executive Officers. The Compensation Committee does not use information from the Peer Group to benchmark its compensation decisions for our Named Executive Officers against the compensation decisions made by the members of the Peer Group.

In contemplation of the completion of the Global Crossing Acquisition, effective with the closing of that acquisition in October 2011, the Compensation Committee with the assistance of Towers Watson determined to adjust the members of the peer group that had been used since August 2009 to reflect a group of peers beyond the telecommunications sector to include cable and satellite, communications equipment, computer hardware and software and data processing. In addition, the modified peer group included companies with a degree of global operations and growth prospects. It was the peer group in effect from October 2011 that was referenced by the Compensation Committee for its determinations with respect to 2012 that are summarized below.

The following companies are included in our Peer Group:

Automatic Data Processing, Inc.	Liberty Global Inc.
CA Technologies	MetroPCS Communications, Inc.
Cablevision Systems Corporation	Motorola Mobility Holdings, Inc.
CenturyLink, Inc.	NCR Corp.
Charter Communications Inc.	NetApp, Inc.
Computer Sciences Corporation	NII Holdings, Inc.
Dish Network Corp.	QUALCOMM Incorporated
eBay, Inc.	Telephone & Data Systems Inc.
Fiserv, Inc.	United States Cellular Corp.
Frontier Communications Corp.	VMware, Inc.
Harris Corp.	Windstream Corporation
Juniper Networks, Inc.	Yahoo! Inc.

As an indication of how Level 3 compares to the other members of the Peer Group, we note that as of the end of the most recent fiscal year for Level 3 and the other companies in the Peer Group, Towers Watson estimated that Level 3's percent ranking within the Peer Group for the metrics of total revenue, market capitalization, enterprise value and EBITDA (earnings before interest, taxes, depreciation and amortization) was 49%, 31%, 45% and 10%, respectively.

Comparison information available in 2011, which was compiled from 2010 proxy statement information, was the latest compensation information from our Peer Group that was available to the Compensation Committee when it was conducting its Named Executive Officer base salary review in February 2012. Comparison information available in 2012, which was compiled from 2011 proxy statement information, was the latest compensation information from our Peer Group that was available to the Compensation Committee in February 2013 when it made its determination not to make base salary changes for our Named Executive Officers other than Mr. Crowe and made its determination of the 2012 bonus payments.

When compared against the available information from the Peer Group, the Compensation Committee observed that the base salaries to be paid to our Named Executive Officers were generally at or above the 50th percentile of the Peer Group. Variations generally relate to the experience level of the individual and the fact that roles for a participating title may not match particularly well company to company.

Compensation Mix. A significant percentage of total target compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by its outside consultant as well as Mr. Crowe, Mr. Stortz, Ms. Pang and Ms. Chambliss to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business and economic environment. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2012 Executive Compensation Components

Background Information

For the fiscal year ended December 31, 2012, the principal components of compensation for our Named Executive Officers were:

- base salary;
- discretionary cash bonuses;
- long-term equity incentive compensation; and
- other than Mr. Crowe, participation in the MIRP.

Each of our compensation elements simultaneously fulfills one or more of our compensation philosophy goals and objectives. Our base salary and bonus decisions are designed to reward annual achievements and to be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation—in particular our long-term incentive program and the MIRP—focus on retaining, motivating and challenging the executive to achieve superior, longer-term, sustained results.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. Except for Mr. Crowe, whose salary was established in his employment agreement, salary levels are typically considered annually as part of our performance review process, as well as upon a promotion or other change in job responsibility.

Bonus

Our bonus program, which we refer to as the Executive Bonus Program, is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive a bonus under our bonus program, the decision to pay a bonus to any individual or the officers as a group, and the actual level of the payment, is made by our Compensation Committee entirely at its discretion in light of all factors deemed relevant after completion of the fiscal year.

In February 2012, our Compensation Committee determined the 2012 business goals and objectives for the bonus program, which included certain financial and strategic goals. Bonuses for 2012 did not have a minimum or maximum payout.

Our Compensation Committee does not establish performance targets that if met in full or in part automatically results in the payment of a bonus to a Named Executive Officer. Instead, the Compensation Committee considers the satisfaction of a specific objective or goal as one factor that contributes to the exercise of the Compensation Committee's discretion to pay a bonus, and such goals are not intended as specific targets. It is the Compensation Committee's assessment of these measures or objectives after completion of the year, the Compensation Committee's determination of the percentage or level at which it determines to fund the bonus pool for the full employee base, and its assessment of the other factors that are described elsewhere in this Compensation Discussion and Analysis, that inform the Compensation Committee's exercise of its discretion in paying a bonus.

In addition, while goals and targets may be set, actual payout is determined by the Compensation Committee taking into account additional factors such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and the subjective assessment of individual performance. Where performance is above the targeted level of performance, the Compensation Committee may elect to pay a bonus above the range of expected payouts. Performance

goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus payment level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high in the judgment of the Committee.

Using the design principles described above for our Executive Bonus Program, in February 2012 the Compensation Committee set the following 2012 goals and objectives for the Executive Bonus Program.

- *Meet overall 2012 financial goals.* Performance against this goal is measured against 2012 budget targets, with substantial weight applied towards achievement of sustainable free cash flow targets and core network services revenue December exit run rate (that is, the amount of monthly core network services revenue as of the end of 2012). We defined sustainable free cash flow for 2012 as Adjusted EBITDA, less capital expenditures, less net cash interest expense, plus/less changes in working capital. This goal was given a 70% initial weighting by the Compensation Committee relative to the goals and objectives listed here.
- *Significantly improve the customer experience.* Performance against this goal is based on an assessment of customer satisfaction surveys and other internal company metrics that measure our customers' satisfaction with their experience in receiving services from Level 3. This goal was given a 15% initial weighting by the Compensation Committee relative to the goals and objectives listed here.
- *Ensure the company attracts and retains an appropriate workforce.* Performance against this goal is measured by an assessment of employee voluntary turnover rate and employee satisfaction. This goal was given a 15% initial weighting by the Compensation Committee relative to the goals and objectives listed here.

From time to time during the course of the year, the Compensation Committee reviews the business goals and objectives for the Executive Bonus Program that are then in effect to confirm that these goals and objectives remain appropriate. The Compensation Committee therefore reserves the right to make adjustments during the year to the goals and objectives or the relative weighting assigned to the goals and objectives. Although no changes were made during 2012 to the specific goals and objectives enumerated above or to their relative weightings, the Compensation Committee did also take into consideration other strategic and subjective factors in determining the final payouts under the 2012 Executive Bonus Program, as described below.

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is providing appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. Our current LTI program provides for two types of equity awards. The first type is a stock-indexed security referred to as an outperform stock appreciation right—or OSO—which is administered under our Level 3 Communications, Inc. Stock Plan—or the Stock Plan. The second type of equity award is restricted stock units—or RSUs—the restrictions on which lapse over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the Stock Plan. We believe that the use of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs.

Beginning in 2007, the Compensation Committee established the process of determining LTI award levels for a 12 month period beginning April 1 and continuing to March 31 of the subsequent year. For

purposes of this Compensation Discussion and Analysis, we refer to this 12 month period for LTI awards as an Award Year. This approach was continued in 2012, other than for Mr. Crowe, whose total LTI awards for the three year period of his employment agreement were granted in a single lump sum during 2012. This award resulted in Mr. Crowe receiving a larger total LTI award in 2012 than he has received in prior years, but with the result that Mr. Crowe will not receive any additional LTI awards under his employment agreement through 2014.

To determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2012 Award Year, including the Named Executive Officers other than Mr. Crowe, in early 2012, the Compensation Committee considered several factors as a guideline, including the Shareholder Value Transfer methodology, the run rate and additional measures that the Compensation Committee determined were appropriate. "Run rate" refers to a measure of the annual dilution to stockholders from our grant of common stock based awards, and is defined as a fraction, the numerator of which is the shares issued pursuant to a plan and the denominator of which is the total shares outstanding.

The Shareholder Value Transfer methodology analyzes, as of the date of determination of the pool, the aggregate fair value or expense of issued and unvested long-term incentive awards as a percent of our total market capitalization, and is calculated on a gross basis without taking into account cancellations and forfeitures of awards. The Compensation Committee uses the Shareholder Value Transfer methodology in part because:

- the Compensation Committee believes that this methodology is effective in determining the economic trade-offs between different grant types—such as stock options versus restricted stock units;
- this methodology has the benefit of limiting the effect of stock price fluctuations on year-to-year grant levels—which under other methodologies could result in more shares being awarded when the common stock price is low and fewer shares being awarded when the common stock price is high;
- certain third party advisory and research firms use this methodology to formulate their recommendation as to whether stockholders should approve or reject the authorization of shares of common stock to be issued under a stock based long-term incentive plan; and
- this methodology also provides an additional metric for comparison to our Peer Group.

In February 2012, the Shareholder Value Transfer percentage used by the Compensation Committee as a guideline to determine the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2012 Award Year was approximately 1.3% of our market capitalization (as compared to a one-year average of 0.96% at the 50th percentile and 1.6% at the 75th percentile for the Peer Group), and the run rate was approximately 1.18%, both of which the Compensation Committee concluded were appropriate.

After taking into account the Compensation Committee's decisions to enter into Mr. Crowe's employment agreement and implement the MIRP, the Shareholder Value Transfer percentage for the annual long-term incentive program award pool for all participants in the RSU and OSO award programs during the 2012 Award Year was approximately 1.97% of our market capitalization, and the run rate was approximately 1.83%, both of which the Compensation Committee concluded was appropriate in that the increase was driven by Mr. Crowe receiving the equivalent of three years of RSU and OSO awards all in 2012 and the two year duration of the MIRP.

Towers Watson noted for the Compensation Committee that the Company's Shareholder Value Transfer is higher than some of the companies in the Peer Group because the OSOs are valued at approximately 110% of the award's face value for purpose of this metric, while most non-qualified

options used by the companies in the Peer Group are valued at approximately 30% to 50% of face value. We note that the Shareholder Value Transfer amount may not represent the ultimate value actually delivered to the individual recipients over time, since the actual value is determined by the then current stock price at the time of settlement for OSOs or lapse of restrictions for RSUs. The Compensation Committee will continue to review the effectiveness of our long-term incentive program in light of both changing market conditions and the changing complexion of our business and workforce.

The award level for each Named Executive Officer for the 2012 Award Year was determined by the Compensation Committee in its full discretion, using as a guideline competitive data from the Peer Group, as well as the general factors discussed above. With respect to Mr. Crowe, the one-year award was determined as a result of negotiations between Mr. Crowe and the Compensation Committee of Mr. Crowe's employment agreement, with the Compensation Committee taking into account that there would be no awards made in 2013 and 2014 to Mr. Crowe.

OSOs. OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2012 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders and that the use of OSOs mitigates against inappropriate or excessive risk-taking.

RSUs. An RSU represents our agreement to issue to the employee shares of our common stock (or, in the Compensation Committee's discretion in connection with a change in control, cash) on the date that the restrictions lapse, so long as the employee is employed on that date. RSUs are granted on a regular, fixed annual basis. The restrictions on RSUs generally lapse in equal annual installments over three or four years, subject to the employee's continued employment and the terms of the specific grant. When the restrictions lapse, the employee is issued the number of shares of common stock equal to the number of RSUs for which the restrictions have lapsed on that date.

Change in Control. Our OSOs generally settle upon a change in control of Level 3 Communications, Inc. In addition, the restrictions on our RSUs generally lapse upon a change of control. This type of benefit on a change of control is often referred to as a "single trigger" provision. A "double trigger" provision by contrast would require that the employee also have his or her position terminated or materially changed in order for the awards to accelerate.

The definition of what constitutes a "change of control" is set forth in our Stock Plan. The following summary is qualified in its entirety by reference to the full definition included in the Stock Plan. The definition of what constitutes a change of control in the Stock Plan can be summarized as follows.

- a change in ownership or control of Level 3 Communications, Inc. effected through a transaction or series of related transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934), other than Level 3 Communications, Inc. or any of its

affiliates (as defined in the Stock Plan), or an employee benefit plan maintained by Level 3 Communications, Inc. or any of its affiliates, directly or indirectly acquire "beneficial ownership" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of securities of Level 3 Communications, Inc. possessing more than fifty percent (50%) of the total combined voting power of Level 3 Communications, Inc.'s securities outstanding immediately after such acquisition; or

- the date upon which individuals who, as of May 20, 2010, constitute the Board of Directors of Level 3 Communications, Inc. (the "Incumbent Board"), cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to May 20, 2010, whose election, or nomination for election by the Level 3 Communications, Inc. stockholders, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board since May 20, 2010, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

- the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of Level 3 Communications, Inc. to any "person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934) or to any two or more persons deemed to be one "person" (as used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934) other than Level 3 Communications, Inc.'s affiliates (as defined in the Stock Plan).

In addition, the Compensation Committee may, by a written determination prior to the consummation of an event or transaction, determine that such event or transaction does not constitute a Change in Control, provided that the Compensation Committee reasonably concludes that such event or transaction (i) is not likely to result in a significant change to the identities of the persons functioning as our senior management, either immediately or in the foreseeable future (it being understood that the Compensation Committee need not conclude that no changes in our senior management are likely to occur), and (ii) is not likely to result in control of the Board (or a significant portion of the Board's functions) being transferred to a single person or entity, either immediately or in the foreseeable future, with certain specified exceptions.

We also have a requirement that the change of control must also qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i), so that our RSUs will be compliant with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended. In the event that there is a change in control as defined by the Stock Plan that does not qualify as a change in control event under Section 409A, if the employee undergoes a separation from service on account of his or her termination of employment by us without cause following that change in control, we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Stock Plan.

We have a so-called "single" trigger acceleration for equity awards for the following reasons:

- Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.

- Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.

- The employing company that made the original equity grant will no longer exist in the same form after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
- Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- Single trigger vesting serves to support the compelling business need to retain key employees during the uncertain times preceding a change in control.
- A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

Modifications Generally. From time to time, our Compensation Committee evaluates all elements of our LTI programs. Our Compensation Committee from time to time may make changes to any or all of the elements of these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. Management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

2012 Management Incentive and Retention Plan

As a result of the considerations and objectives described above under "*Executive Summary*" relating to the completion of the Global Crossing Acquisition, the Compensation Committee established the 2012 Management Incentive and Retention Plan, or MIRP, to encourage key management personnel to remain employed with us and to incentivize and reward the achievement of established performance criteria. Participants in the MIRP include a small number of senior members of management other than Mr. Crowe designated by the Compensation Committee, including Jeff K. Storey, Charles C. Miller, III, Sunit S. Patel and Thomas C. Stortz, our remaining Named Executive Officers. We refer to these Named Executive Officers who are participating in the MIRP as NEO Participants.

The MIRP provides an opportunity to receive two types of awards: a retention award and an incentive award. The NEO Participants' retention and incentive awards both have a cash component and an equity component. The equity component is granted in the form of RSUs under the Stock Plan.

Retention Award. The amount of the cash retention award is a percentage (in the case of each NEO Participant, 150%) of the participant's base salary in effect as of April 1, 2012, and will be paid in two equal installments, in both cases contingent upon the NEO Participant's continued employment with us on the applicable payment date. The first installment was paid as part of the NEO Participant's final paycheck in 2012, and the second installment will be paid as part of the final paycheck in 2013.

The number of RSUs granted to each participant as an equity retention award is a percentage (in the case of each NEO Participant, 150%) of the number of RSUs granted to him during our annual grant cycle in 2012. These RSUs will vest and settle in shares of our common stock in two equal tranches, in each case contingent upon the NEO Participant's continued employment with us on the vesting date. The first tranche vested and settled in January 2013, and the second tranche will vest and settle in January 2014.

Upon a termination of an NEO Participant's employment by us without cause, or by the NEO Participant with good reason on or following a change in control of the company, that NEO Participant's retention award will become immediately vested and payable in full, subject to the NEO Participant's execution of a general release of claims against us.

The following table illustrates the retention awards for each of the NEO Participants based on their base salaries as of April 1, 2012 and their 2012 RSU award levels.

Named Executive Officer	2012 Base Salary ($)	Multiplier (%)	Total Cash Retention Award ($)	2012 RSU Award Level (#)	Multiplier (%)	Total RSU Retention Award (#)
Sunit S. Patel	575,000	150	862,500	50,000	150	75,000
Jeff K. Storey	650,000	150	975,000	75,000	150	112,500
Charles C. Miller, III	575,000	150	862,500	50,000	150	75,000
Thomas C. Stortz	575,000	150	862,500	50,000	150	75,000

Incentive Award. The value of both the cash component and the equity component of each NEO Participant's incentive award will be based upon the amount by which our 2013 Adjusted EBITDA (as that term is defined and determined below) exceeds the benchmark level of $1.328 billion, which represents our fourth quarter 2011 Adjusted EBITDA performance measured after the completion of the fourth quarter 2011 on a run rate basis, which we refer to as the "Benchmark EBITDA." 2013 Adjusted EBITDA will be determined by the Compensation Committee during the first quarter of 2014, and any earned incentive awards will be payable in 2014. Absent a change in control, the payment of any incentive award under the MIRP is contingent upon the NEO Participant's continued employment by us on the date of the payment in 2014.

With respect to both components of the incentive award opportunity, if the 2013 Adjusted EBTIDA does not exceed the Benchmark EBITDA by 19% or more, then no NEO Participant will be entitled to payment of any portion of his incentive award.

If the 2013 Adjusted EBITDA exceeds the Benchmark EBITDA by 19% or more, then the amount of the cash incentive award opportunity for each NEO Participant will range from 75% to 300% of the NEO Participant's base salary in effect as of April 1, 2012, and the value of the equity incentive award opportunity for each NEO Participant will range from 75% to 300% of the number of RSUs granted to him during our annual grant cycle in 2012. With respect to both the cash and equity incentive components, the maximum opportunity will be paid only if such increase in the 2013 Adjusted EBITDA from the Benchmark EBITDA is at least 57%. After the Compensation Committee's determination of the increase in the 2013 Adjusted EBITDA over the Benchmark EBITDA, any earned equity incentive award will be settled in the form of RSUs. These RSUs will be fully vested upon grant and will settle promptly after the grant in shares of our common stock in 2014.

All outstanding incentive awards held by an NEO Participant who remains employed by us as of a change in control of Level 3 will become payable or settled in RSUs, as applicable, immediately prior to that change in control, in each case at a level commensurate with a 34% improvement in the 2013 Adjusted EBITDA over the Benchmark EBITDA, which would represent a payout at 150% of Base Salary for the cash component and 150% of the 2012 RSU Award Level for the equity component.

The following table summarizes the incentive award opportunities for each of the NEO Participants.

2013 Adjusted EBITDA Improvement over Benchmark EBITDA	Cash Incentive Award	Equity Incentive Award
Less than 19% minimum improvement	$0	0 RSUs
Equal to or greater than 19% to 57% or more improvement	Range of 75% to 300% of Base Salary	Range of 75% to 300% of 2012 RSU Award Level

Determination of 2013 Adjusted EBTIDA For purposes of the MIRP, the Compensation Committee will determine, in its discretion, the 2013 Adjusted EBITDA on a run rate basis during the first quarter of 2014, first by normalizing Adjusted EBITDA for the fourth quarter of 2013, and then by multiplying that amount by four to determine the full-year 2013 Adjusted EBITDA. The Compensation Committee will start with Adjusted EBITDA, which means our net income (loss) from our Consolidated Statements of Operations before income taxes, total other income (expense), non-cash impairment charges, depreciation and amortization and non-cash stock compensation expense (other than non-cash stock compensation expenses relating to bonus payments made in the form of stock for 2013 bonus payments), on a consolidated basis as the accounting elements constituting Adjusted EBITDA are determined in accordance with generally accepted accounting principles and consistent with past practice.

James Q. Crowe Employment Agreement

For all of the reasons noted in the discussion above regarding the creation of the MIRP, in March 2012, we entered into an employment agreement with Mr. Crowe.

Mr. Crowe's employment agreement has a term ending December 31, 2014. Prior to entering into this employment agreement, Mr. Crowe, who had been the Chief Executive Officer since August 1997, a member of the Board of Directors since June 1993, and President of Level 3 from August 1997 until July 2000, was not a party to an employment agreement with us.

Pursuant to the employment agreement, Mr. Crowe will receive a minimum annual base salary of $1.25 million and an annual target bonus opportunity equal to 200% of his base salary, with the actual bonus payment to be determined by the Compensation Committee in its sole discretion. However, in the event that individuals who are not currently directors of Level 3 become, and constitute a majority of, members of the Compensation Committee at the time of the determination, Mr. Crowe will be entitled to a minimum annual bonus equal to 50% of the annual target bonus opportunity (that is, an amount equal to Mr. Crowe's annual base salary). In addition to being entitled to employee benefits to which similarly situated employees are entitled, during the term of his employment agreement, Mr. Crowe will also be entitled to continued personal use of our aircraft (consistent with our current policies and practices) and reimbursement of up to a maximum amount of $100,000 per year for premiums for life insurance and/or long term disability insurance.

Pursuant to the employment agreement, Mr. Crowe was granted a total of 900,000 RSUs in March 2012, and 450,000 OSOs in April 2012. Mr. Crowe became or will become vested in the RSUs as follows: one third on December 31, 2012; one third on December 31, 2013; and one third on December 31, 2014. Mr. Crowe will become vested in his OSOs on December 31, 2014.

Upon termination of Mr. Crowe's employment by us without "cause" or by Mr. Crowe with "good reason," Mr. Crowe will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, cash severance equal to his base salary and annual bonuses (based on the annual target bonus) for the remaining employment term (that is, until December 31, 2014), and two years of continued access to our health plans. In addition, upon termination of employment by us without "cause" or by Mr. Crowe with "good reason," Mr. Crowe will become immediately vested in all of his then-unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

Upon termination of Mr. Crowe's employment with us due to his death or disability, Mr. Crowe (or, in the event of his death, Mr. Crowe's beneficiaries) will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, continued base salary through the last day of the month in which such death or disability occurs and a prorated annual bonus (based on his target annual bonus) for the then-current fiscal year. In addition, Mr. Crowe will become immediately vested

in all of his then-unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

In the event of Mr. Crowe's voluntary termination of employment (without "good reason") that constitutes a "qualifying retirement" under our generally applicable retirement policy, Mr. Crowe will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, base salary through the last day of the month in which such retirement occurs, a prorated annual bonus (based on the annual target bonus) for the then-current fiscal year, and two years of continued access to our health plans. In addition, Mr. Crowe will be entitled to vesting of a prorated portion of his then unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014.

Payment of any severance benefits are subject to the execution by Mr. Crowe of a general release. Mr. Crowe's employment agreement also required that he concurrently enter into a restrictive covenant agreement containing customary non-competition, non-solicitation, and non-disparagement obligations that are applicable through December 31, 2014. Mr. Crowe has also entered into a confidentiality agreement that contains customary confidentiality and intellectual property assignment provisions and is incorporated by reference into his restrictive covenant agreement. If Mr. Crowe's employment terminates after December 31, 2013, or his termination constitutes a qualifying retirement, we may extend the period of these obligations for one additional year until December 31, 2015, by paying Mr. Crowe additional severance benefits. The form of the additional severance benefits will be selected by us, in our sole discretion, and will be either (i) cash in the amount of $12,000,000 or (ii) cash in the amount of $3,750,000 as well as 300,000 RSUs and 150,000 OSOs, each of which would become vested and settled on December 31, 2015.

Effective April 11, 2013, Mr. Storey was named our President and Chief Executive Officer, replacing Mr. Crowe as Chief Executive Officer. In addition, Mr. Crowe will not be nominated for election to the Board. As a result of those actions, Mr. Crowe's employment with the company will terminate, and he will be entitled to the benefits under his employment agreement that are described in more detail in the fifth paragraph of this section. For more information, please see "Potential Payments Upon Termination or Change of Control—*Involuntary Separation from Service*," below.

Determination of Total Compensation for 2012

Base Salary

In February 2012, the Compensation Committee reviewed the 2012 base salary for Mr. Crowe and the base salaries for the other Named Executive Officers, which were based on recommendations by Mr. Crowe. In February 2012, the Compensation Committee determined not to increase the base salaries of any of the Named Executive Officers, except for Mr. Crowe. In March 2012, we entered into an employment agreement with Mr. Crowe which increased his salary to $1,250,000.

We believe that Mr. Crowe's 2012 salary as a multiple of the other Named Executive Officers' salaries is in line with traditional multiples for the chief executive officer. The Compensation Committee also believes that the differences are explained by the positions that the individuals hold and are based on individual performance evaluations only to the extent described above.

Bonus

In the first quarter 2013, when determining the 2012 bonus compensation for the Named Executive Officers, including Mr. Crowe pursuant to his employment agreement, the Compensation Committee considered the Named Executive Officers' performance as a group against the objectives described above. These results included the following items.

Meet overall 2012 financial goals. The following table summarizes our Board of Directors-approved budget targets, which may or may not be the same as our publicly issued guidance, as well as our actual results for 2012.

Metric ($ in millions)	2012 Communications Budget	2012 Communications Full Year Results
Core Network Services revenue	$5,728	$5,588
Communications Adjusted EBITDA	$1,500	$1,452
December Core Network Services Run Rate	$ 501	$ 486
Sustainable Free Cash Flow	$ (103)	$ (165)

The actual results for 2012 for Core Network Services revenue were approximately 98% of budget. Adjusted EBITDA, the statistic that most heavily influenced the Compensation Committee's assessment of this metric, was approximately 97% of budget. December Core Network Services Run Rate was 97% of budget. Sustainable Free Cash Flow for 2012 was approximately $62 million unfavorable to budget.

Significantly improve the customer experience. During the course of the year, our performance against this goal was measured by various customer satisfaction survey data. Our surveys use a seven point scale, with a score of seven (the top "box") representing very satisfied and a score of one (the bottom "box") representing very dissatisfied. During this period, our overall customer satisfaction scores were 51% in the top two boxes (an improvement from 50% in 2011), and 10% in the bottom two boxes (an improvement from 15% in 2011).

Ensure the company attracts and retains an appropriate workforce. Given the nature of this objective, no specific quantitative targets were established by the Compensation Committee. The Compensation Committee agreed with management's assessment that we have been able to attract and retain the appropriate workforce, based in part on the review of our overall voluntary turnover rate and the rate of voluntary termination by employees who were rated in the two highest of the five total categories of our job performance measures as well as the rate of voluntary termination of vice presidents and above.

Other Factors. In addition to the review of the above factors, the Compensation Committee also considered acquisition, capital markets, refinancing and disposition activities completed during 2012. Through capital markets activities, we refinanced a total of $4.7 billion of debt and significantly improved our debt profile. After the January 2013 repayment in full at maturity of our outstanding 15% Convertible Senior Notes due 2013, we have no material debt that is due before 2015. Our 2012 capital markets activities can be summarized as follows.

- Our wholly owned subsidiary, Level 3 Financing, Inc., fully refinanced its existing Tranche B II Term Loan and Tranche B III Term Loan. The new $1.2 billion Tranche B-II 2019 Term Loan bears interest at LIBOR plus 3.25%, and matures on August 1, 2019. The term loans that were refinanced had interest rates of LIBOR plus 4.25% and were due to mature in 2018. As a result of this refinancing, we expect to save approximately $12 million of cash interest payments per year.
- We repaid in full the mortgage on our Broomfield, Colorado headquarters campus.
- Level 3 Financing, Inc. issued $775 million aggregate principal amount of 7% Senior Notes due 2020, which mature on June 1, 2020. The net proceeds from the offering, together with cash on hand, were used to redeem all of Level 3 Financing, Inc.'s outstanding 8.75% Senior Notes due 2017.
- Level 3 Financing, Inc. fully refinanced its existing $1.4 billion senior secured Tranche A Term Loan with two new term loan tranches. The first tranche of $600 million aggregate principal

amount bears interest at LIBOR plus 3.25%, with a minimum LIBOR of 1.5%, and matures in 2016. The second tranche of $815 million aggregate principal amount bears interest at LIBOR plus 3.75%, with a minimum LIBOR of 1.5%, and matures in 2019. The term loan that was refinanced had an interest rate of LIBOR plus 2.25% and was due to mature in 2014.

- We issued $300 million aggregate principal amount of our 8.875% Senior Notes due 2019. The new 8.875% Senior Notes mature on June 1, 2019 and are not guaranteed by any of our subsidiaries. The net proceeds from the offering were used for general corporate purposes.
- We entered into an exchange agreement for our 15% Convertible Senior Notes due 2013 with Longleaf Partners Fund, a series of the Longleaf Partners Fund Trust, for which Southeastern Asset Management acts as investment adviser. Pursuant to the agreement, Longleaf Partners exchanged $100,062,000 aggregate principal amount of our outstanding 15% Convertible Senior Notes due 2013 for the 3,705,996 shares of our common stock into which the notes were convertible, plus an additional 1,741,133 shares for a total of 5,447,129 shares. The consideration was based on the market price for those notes plus a customary inducement premium. In connection with the exchange transaction, we and Southeastern amended our existing Standstill Agreement to increase the maximum number of shares of our common stock that Southeastern is permitted to beneficially own during the term of the agreement up to 49,840,000 shares from 46,000,000 shares.
- Level 3 Financing, Inc. issued $900 million aggregate principal amount of its 8.625% Senior Notes due 2020, which mature on July 15, 2020. A portion of the net proceeds from the offering were used to redeem all $807 million aggregate principal amount of Level 3 Financing's outstanding 9.25% Senior Notes due 2014. The remaining proceeds were used to fund the cost of certain telecommunications assets.

For the year ended December 31, 2012, the Compensation Committee and the full Board of Directors was satisfied with Mr. Crowe's leadership of the company, although during 2012 the company's performance fell short of fully meeting our financial expectations. While our core network services revenue grew to almost $5.6 billion, we did not achieve the financial measures for the "Meet overall 2012 financial goals" objective in full. The Compensation Committee was satisfied with our overall customer satisfaction survey results and the results of attracting and retaining the appropriate workforce. In addition, the Compensation Committee took note of the significant capital markets, refinancing transactions that were completed during 2012. It was the Compensation Committee's assessment of our performance against the objectives described above that informed the Compensation Committee's determination of the level at which to fund the bonus pool for the broad employee base.

In determining the 2012 bonus compensation for the Named Executive Officers, the Compensation Committee considered these Named Executive Officers' performance as a group against the objectives described above.

Based on the performance described above, the Committee approved the payment of bonuses as indicated in the table below:

James Q. Crowe	$2,100,000
Sunit S. Patel	$ 483,000
Jeff K. Storey	$ 627,800
Charles C. Miller, III	$ 483,000
Thomas C. Stortz	$ 517,000

MIRP Cash Retention Awards

As stated earlier, in March 2012, we adopted the 2012 Management Incentive and Retention Plan, or MIRP, to provide a means to encourage key management personnel to remain employed with us and to incentivize and reward the achievement of established performance criteria. Messrs. Storey, Miller, Patel and Stortz are participants in the MIRP and received in December 2012 the following retention bonus payments as part of the MIRP.

Sunit S. Patel	$431,250
Jeff K. Storey	$487,500
Charles C. Miller, III	$431,250
Thomas C. Stortz	$431,250

Stock Based Awards.

Grant Decisions for the 2012 Award Year. At the beginning of the 2012 Award Year, a fixed annual award number was determined for RSUs and OSOs for each eligible employee, consistent with the Compensation Committee's practices. The Compensation Committee also used as a guideline in determining the award levels competitive data from our Peer Group. While the award numbers are fixed for the applicable Award Year, the Compensation Committee reserves the right to make changes to this program—including the fixed award amounts—as conditions in the market or our business require; however, these fixed amounts were not adjusted during the 2012 Award Year.

For the determination of LTI award levels, we do not set individual performance targets or performance measures for our Named Executive Officers. The determination of any award levels for all Named Executive Officers, other than Mr. Crowe, is in the full discretion of the Compensation Committee. The exercise of that discretion is informed by, among other things, a review of Peer Group data, the Shareholder Value Transfer methodology and the resulting run rate as well as the executive team's overall performance as assessed by the Compensation Committee. After the overall team assessment is completed, individual decisions are driven by a subjective assessment of the individual's role in contributing to the executive team's collective performance during the year.

Based on Mr. Crowe's subjective view of the relative contribution of the other Named Executive Officers to the team's overall performance, he provides to the Compensation Committee his recommendations for each individual's LTI award level. Mr. Crowe develops his recommendations by first applying his judgment to what is an appropriate distribution of LTI awards among the Named Executive Officers and then he may make adjustments based on his personal subjective view of the individual's contribution through the individual's role and/or whether the distribution is equitable. Mr. Crowe's adjustments, however, are not made by way of an assessment of the Named Executive Officers' performance using set individualized targets or performance measures. The Compensation Committee establishes the level of LTI awards for the Named Executive Officers after taking into account the considerations described above, with Mr. Crowe's LTI award levels being set by the terms of his employment agreement.

For the 2012 Award Year (from April 1, 2012 until March 31, 2013), each Named Executive Officer had the following award levels. As a result of the structure of the Award Year, some of these OSO awards were made during 2012 and some are being awarded during 2013.

Name	RSUs	OSOs
Sunit S. Patel	50,000	50,000
Jeff K. Storey	75,000	75,000
Charles C. Miller, III	50,000	50,000
Thomas C. Stortz	50,000	50,000

During calendar year 2012, as participants in our LTI program, each Named Executive Officer other than Mr. Crowe received the RSUs and OSOs indicated in the table below. The OSO awards were made during a portion of the 2011 Award Year and a portion of the 2012 Award Year.

Name	RSUs	OSOs
Sunit S. Patel	50,000	45,298
Jeff K. Storey	75,000	69,619
Charles C. Miller, III	50,000	46,041
Thomas C. Stortz	50,000	45,298

During the calendar year 2012, Mr. Crowe received 900,000 RSU awards and 450,000 OSO awards as part of his employment agreement, which represents the total number of awards to be made to Mr. Crowe pursuant to his employment agreement through December 31, 2014. He also received 23,228 OSO awards as part of the 2011 LTI Award Year.

MIRP RSU Retention Awards. Messrs. Patel, Storey, Miller and Stortz received the following retention RSU awards as part of the 2012 Management Incentive and Retention Plan or MIRP. The restrictions on transfer for these awards lapse 50% on January 1, 2013 and 50% on January 1, 2014.

Name	RSUs
Sunit S. Patel	75,000
Jeff K. Storey	112,500
Charles C. Miller, III	75,000
Thomas C. Stortz	75,000

Given Mr. Crowe's and the other Named Executive Officers' roles in leading Level 3 during 2012 and the challenges and achievements for the year, the Compensation Committee considers the total remuneration provided to the Named Executive Officers for 2012 to be appropriate.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide company vehicles, club memberships, financial consulting, pension arrangements, post-retirement health coverage (other than for Mr. Crowe), or similar benefits for our Named Executive Officers.

We provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally affords us increased security and allows our executives to work more efficiently and productively when traveling for personal reasons. For personal use of our corporate aircraft by Messrs. Crowe and Storey, we impute income as described below. For all other Named Executive Officers, any personal use of our corporate aircraft is pursuant to an Aircraft Time-Share Agreement, pursuant to which the Named Executive Officer is responsible to reimburse us for our incremental cost of providing his personal use of the corporate aircraft. For the Named Executive Officers, when a guest accompanies the Named Executive Officer on business travel and when required

by applicable Internal Revenue Service regulations, we impute as income to that executive the cost of that additional travel.

For Mr. Crowe and Mr. Storey, we impute as income the cost of personal travel as well as when required by Internal Revenue Service regulations the personal travel of any guest that accompanies Mr. Crowe or Mr. Storey. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2012, Mr. Crowe had $187,267 of imputed income and Mr. Storey had $12,192 of imputed income. These amounts differ from the amounts disclosed in the Summary Compensation Table below, which we have calculated as $287,323 and $6,667, for Mr. Crowe and Mr. Storey, respectively, which represents our incremental cost to provide the benefit.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements for our Named Executive Officers. In addition, other than for Mr. Crowe, we do not provide post-retirement health coverage. Our Named Executive Officers, as well as all of our U.S.-based employees, are eligible to participate in our 401(k) plan. We provide a matching contribution to all participants in the 401(k) plan, including our Named Executive Officers, through units in the Level 3 Stock Fund. For 2012, we matched up to 100% of 4% of eligible earnings, or regulatory limits if lower, for the balance of the year. Neither our Named Executive Officers nor our other employees are able to purchase units in the Level 3 Stock Fund. All of our Named Executive Officers have more than three years of service with us, and as a result, each of the Named Executive Officers is fully vested in the units of the Level 3 Stock Fund in his 401(k) plan account.

Retirement Benefits. Other than with respect to Mr. Crowe, upon a Named Executive Officer's retirement in accordance with our retirement program, the restrictions on all outstanding RSUs lapse and OSOs are retained by the individual until those OSOs settle on the third anniversary of their grant.

In the event of Mr. Crowe's voluntary termination of employment (without "good reason") that constitutes a "qualifying retirement" under our generally applicable retirement policy, Mr. Crowe will be entitled to any awarded and unpaid annual bonus in respect of any completed fiscal year, base salary through the last day of the month in which such retirement occurs, a prorated annual bonus (based on the annual target bonus) for the then-current fiscal year, and two years of continued access to our health plans. In addition, Mr. Crowe will be entitled to vesting of a prorated portion of his then unvested equity-based awards that were awarded pursuant to the employment agreement. Mr. Crowe's vested RSUs will settle and be paid immediately and his vested OSOs will settle on December 31, 2014. With respect to RSUs and OSOs granted prior to the effective date of his employment agreement, in the event of Mr. Crowe's voluntary termination of employment that constitutes a "qualifying retirement" under our generally applicable retirement policy, the restrictions on all of these RSUs lapse and these OSOs are retained by Mr. Crowe until they settle on the third anniversary of their grant.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. At December 31, 2012, all of our Named Executive Officers, except Mr. Crowe, were employees-at-will and as such did not have employment contracts with us. However, each of our Named Executive Officers other than Mr. Crowe participates in the Key Executive Severance Plan, or KESP, which provide for payments in certain circumstances upon termination. We also entered into an employment agreement with Mr. Crowe in March 2012.

As a result of the considerations and objectives described above under the "Executive Summary" relating to the completion of the Global Crossing Acquisition and its consideration of what constitutes best practices in these circumstances, the Compensation Committee adopted the KESP to provide

severance and welfare benefits to each eligible executive who is involuntarily terminated from employment by the Company without cause or who voluntarily terminates employment with good reason. Participants in the KESP will include senior members of management designated by the Compensation Committee, including each of our Named Executive Officers, other than Mr. Crowe (the "NEO Participants").

A NEO Participant in the KESP will be entitled to the following severance benefits upon a termination of employment by us without cause or by the NEO Participant with good reason:

- a prorated bonus for the year of termination based on the NEO Participant's most recent target annual bonus;
- two times the sum of the NEO Participant's base salary and most recent target annual bonus;
- continued medical and dental insurance coverage under our plans for twenty-four months;
- a lump sum cash payment equal to our paid portion of such medical and dental insurance coverage for such continuation period;
- reimbursement of up to $10,000 for the cost of outplacement services; and
- vesting of a portion of the NEO Participant's equity-based awards.

If a NEO Participant is not retirement-eligible under our retirement benefit at the time of termination, the accelerated vesting will apply to that portion of the NEO Participant's equity awards that would have vested during the twelve-month period following his termination. If an NEO Participant is retirement-eligible, the accelerated vesting will apply to all of the NEO Participant's equity awards, which currently consist of RSUs and OSOs.

Participation in the KESP is conditioned upon the execution of a restrictive covenant agreement containing customary covenants of noncompetition (effective only if payments are received under the KESP), nonsolicitation and nondisparagement (both of which are effective upon signing). All severance benefits under the KESP are also conditioned upon the NEO Participant's execution of a general release of claims against us.

Pursuant to the terms of the Level 3 Communications, Inc. Stock Plan, all equity awards currently held by the NEO Participants vest upon a change in control of the company regardless of whether a termination occurs. Pursuant to the KESP, all outstanding equity awards held by each NEO Participant at the time will vest upon a change in control of the company regardless of whether a termination occurs; provided, that with respect to performance-vested awards, if any (which do not include OSOs), the vesting under the KESP will apply only to the extent that the applicable performance criteria are satisfied as of such change in control based on pro-forma performance over the entire performance period extrapolated from the first date of the performance period through the change in control.

Stock Ownership Guidelines

The Compensation Committee has adopted guidelines for ownership of our common stock for our senior executives and the members of our Board. The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions.

The stockownership guidelines for 2012 were as follows:

Title	Number of Shares
CEO	300,000
COO and President	75,000
Vice Chairman/Chief Administrative Officer/Chief Financial Officer	50,000
Regional Presidents//Chief Legal Officer	20,000
Controller	10,000
Members of Board of Directors	20,000

For our senior executives, stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines.

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist members of management in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that until such time as the individual is in compliance with these guidelines, 50% of the shares of our common stock issuable upon any OSO exercise or settlement or upon the settlement of restricted stock units, after shares are sold to cover taxes, should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

For members of our Board of Directors, the Board requires that each member of the Board hold all shares of our common stock received as compensation for Board service until such time as the Board member's ownership of common stock meets the Share Ownership Minimum Amount Requirement of 20,000 shares. To determine a Board member's compliance with the Share Ownership Minimum Amount Requirement, all issued restricted stock units will be treated as shares of issued common stock on a one for one basis. In addition, shares of common stock held by the Board member, his or her spouse and minor children, along with shares of common stock held in the individual's retirement accounts and in trusts for the benefit of these individuals, will be included for purposes of determining the Board member's satisfaction of the Share Ownership Minimum Amount Requirement.

The Board encourages each Board member to hold all shares of common stock received as compensation for Board service, or otherwise acquired, until such time as the Board member is no longer a Board member. Any Board member that sells or otherwise transfers shares of common stock where after giving effect to the sale or transfer, the Board member would own common stock in an amount less than the Share Ownership Minimum Requirement, that Board member shall volunteer to resign from the Board. The Board does not believe that such person(s) should necessarily leave the Board. There should, however, be an opportunity for the Board through the Board's Nominating and Governance Committee to review the continued appropriateness of the Board member's continued membership on the Board under the circumstances.

Potential Effect on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the

facts and circumstances, and (A) may include, without limit, (1) termination of employment and (2) initiating an action for breach of fiduciary duty, and (B) includes, if the misconduct resulted in a significant restatement of our financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for our Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. Our bonus program, however, would not qualify for the exemptions contained in Section 162(m). The Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may pay that compensation in appropriate circumstances. While the Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m), at the present time, the Compensation Committee's determination with respect to the payment of compensation to our Named Executive Officers is not affected by this tax deductibility limitation in light of our significant net operating loss carryforwards for U.S. federal income tax purposes.

Compensation Committee Report

The Compensation Committee of the Board has reviewed this Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that this Compensation Discussion and Analysis be included in Level 3's Form 10-K for the year ended December 31, 2012 and Level 3's Proxy Statement with respect to the 2013 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Michael J. Mahoney (Chairman)
Richard R. Jaros
Peter Seah Lim Huat
Albert C. Yates

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
James Q. Crowe	2012	$1,155,269	$2,100,000	$23,850,000(3)	$13,206,378(3)	$397,323	$40,708,970
Chief Executive	2011	$ 834,788	$4,000,000	$ 3,400,469	$ 2,671,570	$354,737	$11,261,564
Officer	2010	$ 815,000	$1,141,000	$ 1,960,984	$ 2,255,214	$226,070	$ 6,398,268
Sunit S. Patel	2012	$ 575,000	$ 914,250	$ 4,995,500	$ 1,122,978	$ 10,000	$ 7,617,728(4)
Executive VP and	2011	$ 510,769	$1,750,000	$ 1,141,627	$ 896,926	$ 7,350	$ 4,306,672
Chief Financial Officer	2010	$ 475,000	$ 380,000	$ 627,842	$ 717,501	$ 7,350	$ 2,207,693
Jeff K. Storey	2012	$ 650,000	$1,115,300	$ 7,493,250	$ 1,715,802	$ 16,667	$10,991,019(4)
President and Chief	2011	$ 572,962	$1,500,000	$ 1,957,075	$ 1,537,587	$ 27,558	$ 5,595,182
Operating Officer	2010	$ 550,000	$ 506,000	$ 1,066,482	$ 1,217,247	$ 24,107	$ 3,363,836
Charles C. Miller, III .	2012	$ 575,000	$ 914,250	$ 4,995,500	$ 1,136,902	$ 10,000	$ 7,631,652(4)
Executive VP and	2011	$ 523,565	$3,000,000	$ 1,250,329	$ 982,271	$ 7,350	$ 5,763,515
Vice Chairman	2010	$ 505,000	$ 404,000	$ 708,694	$ 813,187	$ 7,350	$ 2,438,231
Thomas C. Stortz . . .	2012	$ 575,000	$ 948,250	$ 4,995,500	$ 1,122,978	$ 10,000	$ 7,651,728(4)
Executive VP and	2011	$ 425,692	$1,250,000	$ 1,141,627	$ 896,926	$724,104	$ 4,438,349
Chief Administrative Officer	2010	$ 475,000	$ 380,000	$ 635,209	$ 727,070	$ 7,350	$ 2,224,629

(1) We award both restricted stock units ("RSUs"), and outperform stock appreciation rights ("OSOs"), as part of our long-term incentive program. These awards vest over a number of years. When an award is made, the fair value of all shares granted, regardless of vesting schedules, is determined. For RSUs, fair value is calculated using the closing price of our common stock on the day before the grant, and for OSOs, fair value is calculated using a formula based methodology. These columns represent the full grant date fair value of the RSUs and OSOs awarded to the Named Executive Officer, without any reduction in the grant date fair value of the awards for the possibility of service-based forfeiture. For additional information relating to the assumptions made by us in valuing these awards for 2012, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2012, as filed with the SEC.

Amounts in this column for Messrs. Patel, Storey, Miller and Stortz also include the full grant date fair value of RSUs granted to these individuals pursuant to the incentive award portion of the MIRP, assuming performance is ultimately achieved at the target level. The maximum payouts that may be made pursuant to the MIRP, based on achievement of the highest level of performance conditions under the plan, are as follows (representing 200% of the target payouts): Jeff K. Storey $5,832,000; Sunit S. Patel $3,888,000; Charles C. Miller, III $3,888,000; and Thomas C. Stortz $3,888,000.

(2) This column includes $10,000 of company matching contributions to each Named Executive Officer's 401(k) plan account for 2012. These contributions were made in the form of units of the Level 3 Stock Fund.

For Mr. Crowe, amounts in this column includes $100,000 for the premiums associated with life and/or disability insurance coverage for 2012.

For Mr. Crowe and Mr. Storey, amounts in this column also include $287,323 and $6,667 related to their respective personal use of our aircraft in 2012, pursuant to the arrangement described

above under the caption "Compensation Discussion and Analysis—Determination of Total Compensation for 2012—Other Compensatory Benefits—Perquisites." The calculation of the amounts set forth in the table for personal use of our aircraft by Messrs. Crowe and Storey is based on our incremental cost relating to their use of the aircraft, which includes only the variable costs incurred as a result of personal flight activity, including fuel, oil, lubricants, other additives, travel expenses of the crew, including food, lodging and ground transportation, hanger and tie-down costs away from the aircraft's base of operations, insurance obtained for the specific flight, landing fees, airport taxes and similar assessments, customs, foreign permit and similar fees directly related to the flight, in-flight food and beverages, passenger ground transportation, and flight planning and weather contract services. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there were any personal use of aircraft.

(3) These amounts represent the full grant date fair value of RSUs and OSOs awarded to Mr. Crowe pursuant to his employment agreement. As described in the Compensation Discussion and Analysis, Mr. Crowe's 2012 RSU and OSO awards represented a lump sum of all awards that would be made to him during the three year term of his employment agreement. This award resulted in Mr. Crowe receiving a larger total RSU and OSO award level in 2012 than he has received in prior years, but with the result that Mr. Crowe will not receive any additional RSU or OSO awards under his employment agreement.

(4) For more information regarding the implementation of the 2012 Management Incentive and Retention Plan, or the MIRP, please see the "Compensation Discussion and Analysis—2012 Executive Compensation Components—Management Incentive and Retention Plan" above. Additional information regarding the amounts reported under the Bonus and Stock Awards columns is provided in the Additional Information Regarding 2012 MIRP Payments and Awards table below.

Additional Information Regarding 2012 MIRP Payments and Awards

The following table provides additional information regarding the effect of payments made and the full grant date fair value of awards made under the MIRP that are included in the Bonus and Stock Awards columns in the Summary Compensation Table above for each of Messrs. Patel, Storey, Miller and Stortz. The first line of the table reflects all compensation included in the Summary Compensation Table above, other than compensation attributable to the MIRP. The second line of the table reflects all compensation included in the Summary Compensation Table above, including compensation attributable to the MIRP, which appears in the Bonus and Stock Awards columns.

Sunit S. Patel

		Bonus		Stock Awards					
	Salary	Bonus	MIRP Retention	RSUs	MIRP Retention	MIRP Incentive	Option Awards	All Other Compensation	Total
No MIRP	$575,000	$483,000	$ 0	$1,107,500	$ 0	$ 0	$1,122,978	$10,000	$3,298,478
MIRP	$575,000	$483,000	$431,250	$1,107,500	$1,944,000	$1,944,000	$1,122,978	$10,000	$7,617,728

Jeff K. Storey

		Bonus		Stock Awards					
	Salary	Bonus	MIRP Retention	RSUs	MIRP Retention	MIRP Incentive	Option Awards	All Other Compensation	Total
No MIRP	$650,000	$627,800	$ 0	$1,661,250	$ 0	$ 0	$1,715,802	$16,667	$ 4,671,519
MIRP	$650,000	$627,800	$487,500	$1,661,250	$2,916,000	$2,916,000	$1,715,802	$16,667	$10,991,019

Charles C. Miller, III

		Bonus		Stock Awards					
	Salary	Bonus	MIRP Retention	RSUs	MIRP Retention	MIRP Incentive	Option Awards	All Other Compensation	Total
No MIRP .	$575,000	$483,000	$ 0	$1,107,500	$ 0	$ 0	$1,136,902	$10,000	$3,312,402
MIRP	$575,000	$483,000	$431,250	$1,107,500	$1,944,000	$1,944,000	$1,136,902	$10,000	$7,631,652

Thomas C. Stortz

		Bonus		Stock Awards					
	Salary	Bonus	MIRP Retention	RSUs	MIRP Retention	MIRP Incentive	Option Awards	All Other Compensation	Total
No MIRP .	$575,000	$517,000	$ 0	$1,107,500	$ 0	$ 0	$1,122,978	$10,000	$3,332,478
MIRP	$575,000	$517,000	$431,250	$1,107,500	$1,944,000	$1,944,000	$1,122,978	$10,000	$7,651,728

Grants of Plan-Based Awards in 2012

This table provides information about equity awards granted to the Named Executive Officers in 2012.

		Estimated future payouts under non-equity incentive plan awards(1)			Estimated future payouts under equity incentive plan awards(2)						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards(5)	Grant Date Fair Value of Stock and Option Awards(6)
James Q. Crowe	1/1/2012								23,228	$16.99	$ 435.292
	4/1/2012								450,000	$25.73	$12,771,086
	3/19/2012							900,000			$23,850,000
Sunit S. Patel	1/1/2012								7,798	$16.99	$ 146.134
	4/1/2012								12,500	$25.73	$ 354,752
	7/1/2012								12,500	$22.15	$ 305,393
	10/1/2012								12,500	$22.97	$ 316,699
	7/1/2012							50,000			$ 1,107,500
	4/2/2012							75.000			$ 1,944,000
	4/2/2012	$431.250	$862,500	$1.725,000	37,500	75.000	150,000				$ 1,944.000
Jeff K. Storey	1/1/2012								13,369	$16.99	$ 250,535
	4/1/2012								18,750	$25.73	$ 532,129
	7/1/2012								18.750	$22.15	$ 458,090
	10/1/2012								18,750	$22.97	$ 475.048
	7/1/2012							75,000			$ 1,661,250
	4/2/2012							112,500			$ 2,916,000
	4/2/2012	$487,500	$975,000	$1,950,000	56.250	112,500	225,000				$ 2,916,000
Charles C. Miller, III . .	1/1/2012								8.541	$16.99	$ 160.058
	4/1/2012								12,500	$25.73	$ 354,752
	7/1/2012								12,500	$22.15	$ 305,393
	10/1/2012								12,500	$22.97	$ 316,699
	7/1/2012							50,000			$ 1,107,500
	4/2/2012							75.000			$ 1,944,000
	4/2/2012	$431.250	$862,500	$1.725.000	37,500	75.000	150.000				$ 1,944,000
Thomas C. Stortz	1/1/2012								7,798	$16.99	$ 146,134
	4/1/2012								12.500	$25.73	$ 354,752
	7/1/2012								12.500	$22.15	$ 305.393
	10/1/2012								12.500	$22.97	$ 316.699
	7/1/2012							50,000			$ 1,107,500
	4/2/2012							75,000			$ 1,944,000
	4/2/2012	$431,250	$862,500	$1.725.000	37.500	75,000	150,000				$ 1,944.000

(1) These columns show the payouts that would occur under the cash component of each Named Executive Officer's incentive award under the MIRP assuming threshold, target and maximum performance, respectively.

(2) These columns show the number of shares of our common stock that would be paid out to each of our Named Executive Officers pursuant to the RSU component of such officer's incentive award under the MIRP assuming threshold, target and maximum performance, respectively.

(3) This column shows the number of RSUs granted in 2012 to the Named Executive Officers, excluding RSUs granted pursuant to the equity incentive award component of the MIRP (see note (1) above), but including RSUs granted pursuant to the retention award component of the MIRP. For the grant awarded to Mr. Crowe, the RSUs will vest and settle in three equal installments on December 31 of 2012, 2013 and 2014. For each of the other Named Executive Officers, each of these grants of RSUs, other than grants made pursuant to the retention award component of the MIRP, will vest and settle in shares in four equal installments on the first, second, third and fourth anniversaries of the date of grant. For retention award grants made pursuant to the MIRP, those awards will vest and settle in shares on January 1, 2013 and January 1, 2014.

(4) This column shows the number of OSOs granted in 2012 to the Named Executive Officers. The number of shares issued upon settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of settlement. For details on the formula to determine the number of shares of our common stock that are issued upon settlement of vested OSOs, please see the discussion under the caption "2012 Executive Compensation Components—Stock Awards—OSOs," above. OSO awards provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

(5) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This base price is adjusted over time until the settlement date (but not below the initial base price) to reflect the percentage appreciation or depreciation in the value of the S&P 500® Index during the term of the OSO. For details on the formula to determine the adjustment to the Initial Price for OSOs, please see the discussion under the caption "2012 Executive Compensation Components—Stock Awards—OSOs," above.

(6) This column shows the full grant date fair value of RSUs and the full grant date fair value of OSOs granted to the Named Executive Officers in 2012. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our stock the day before the grant date of $26.50 for the RSUs awarded to Mr. Crowe, $22.15 for the RSUs awarded on July 1, 2012 and $25.92 for the RSUs awarded as part of the MIRP. For purposes of the OSOs, the fair value is calculated using a calculation value factor of:

January 1, 2012	$18.74
April 1, 2012	$28.38
July 1, 2012	$24.43
October 1, 2012	$25.34

For additional information on the valuation assumptions with respect to the 2012 grants, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2012, as filed with the SEC.

Outstanding Equity Awards at 2012 Fiscal Year End

The following table provides information on the holdings of unvested OSOs and unvested RSUs by the Named Executive Officers as of December 31, 2012. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on

the award grant date. For additional information about the OSO and RSU awards, see the descriptions under the caption "2012 Executive Compensation Components—Stock Awards" above. Because the number of shares underlying any OSO is subject to change by way of a formulaic multiplier based upon the performance of our common stock relative to the performance of the S&P 500® Index, a zero included in the column titled Number of Securities Underlying Unexercised Options indicates that the OSOs comprising those specific grants have a zero multiplier resulting in a zero dollar value ($0) at December 31, 2012, indicating that our common stock price had not outperformed the S&P 500® Index from the grant date of these OSOs through December 31, 2012. Each OSO is unexercisable prior to its respective vesting date, at which time it automatically vests and settles in full.

	Option Awards				Stock Awards	
Name	**Grant Date**	**Number of Securities Underlying Unexercised Options (#)(1) Unexercisable**	**Option Exercise Price ($)(2)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
James Q. Crowe	1/1/2010	0	$29.40	1/1/2013		
	2/1/2010	0	$27.75	2/1/2013		
	3/1/2010	0	$30.90	3/1/2013		
	4/1/2010	0	$29.70	4/1/2013		
	7/1/2010	0	$22.65	7/1/2013		
	10/1/2010	19,949	$17.55	10/1/2013		
	1/1/2011	23,572	$16.65	1/1/2014		
	4/1/2011	0	$23.75	4/1/2014		
	7/1/2011	0	$39.58	7/1/2014		
	10/1/2011	0	$28.21	10/1/2014		
	1/1/2012	13,127	$19.05	1/1/2015		
	4/1/2012	0	$26.09	12/31/2014		
	1/1/2009				1,926 (a)	$ 44,510
	4/1/2009				4,813 (b)	$ 111,228
	7/1/2009				4,813 (c)	$ 111,228
	10/1/2009				4,813 (d)	$ 111,228
	1/1/2010				9,627 (e)	$ 222,480
	7/1/2010				46,455 (f)	$ 1,073,575
	7/1/2011				69,682 (g)	$ 1,610,351
	3/19/2012				600,000 (i)	$13,866,000
Sunit S. Patel	1/1/2010	0	$29.40	1/1/2013		
	2/1/2010	0	$27.75	2/1/2013		
	3/1/2010	0	$30.90	3/1/2013		
	4/1/2010	0	$29.70	4/1/2013		
	7/1/2010	0	$22.65	7/1/2013		
	10/1/2010	6,697	$17.55	10/1/2013		
	1/1/2011	7,914	$16.65	1/1/2014		
	4/1/2011	0	$23.75	4/1/2014		
	7/1/2011	0	$39.58	7/1/2014		
	10/1/2011	0	$28.21	10/1/2014		
	1/1/2012	4,407	$19.05	1/1/2015		
	4/1/2012	0	$26.09	4/1/2015		
	7/1/2012	0	$23.22	7/1/2015		
	10/1/2012	0	$22.97	10/1/2015		
	1/1/2009				513 (a)	$ 11,855
	4/1/2009				1,283 (b)	$ 29,650
	7/1/2009				1,283 (c)	$ 29,650
	10/1/2009				1,283 (d)	$ 29,650

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Awards: Option Exercise Price ($)(2)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)		Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)
	1/1/2010				2,567	(e)	$ 59,323
	7/1/2010				15,596	(f)	$ 360,424
	7/1/2011				23,394	(g)	$ 540,635
	7/1/2012				50,000	(h)	$ 1,155,500
	4/2/2012				75,000	(j)	$ 1,733,250
	4/2/2012				75,000	(k)	$ 1,733,250
Jeff K. Storey	1/1/2010	0	$29.40	1/1/2013			
	2/1/2010	0	$27.75	2/1/2013			
	3/1/2010	0	$30.90	3/1/2013			
	4/1/2010	0	$29.70	4/1/2013			
	7/1/2010	0	$22.65	7/1/2013			
	10/1/2010	11,481	$17.55	10/1/2013			
	1/1/2011	13,567	$16.65	1/1/2014			
	4/1/2011	0	$23.75	4/1/2014			
	7/1/2011	0	$39.58	7/1/2014			
	10/1/2011	0	$28.21	10/1/2014			
	1/1/2012	7,555	$19.05	1/1/2015			
	4/1/2012	0	$26.09	4/1/2015			
	7/1/2012	0	$23.22	7/1/2015			
	10/1/2012	0	$22.97	10/1/2015			
	1/1/2009				837	(a)	$ 19,343
	4/1/2009				2,093	(b)	$ 48,369
	7/1/2009				2,093	(c)	$ 48,369
	10/1/2009				2,093	(d)	$ 48,369
	1/1/2010				4,187	(e)	$ 96,762
	7/1/2010				26,736	(f)	$ 617,869
	7/1/2011				40,104	(g)	$ 926,803
	7/1/2012				75,000	(h)	$ 1,733,250
	4/2/2012				112,500	(j)	$ 2,599,875
	4/2/2012				112,500	(k)	$ 2,599,875
Charles C. Miller, III	1/1/2010	0	$29.40	1/1/2013			
	2/1/2010	0	$27.75	2/1/2013			
	3/1/2010	0	$30.90	3/1/2013			
	4/1/2010	0	$29.70	4/1/2013			
	7/1/2010	0	$22.65	7/1/2013			
	10/1/2010	7,335	$17.55	10/1/2013			
	1/1/2011	8,667	$16.65	1/1/2014			
	4/1/2011	0	$23.75	4/1/2014			
	7/1/2011	0	$39.58	7/1/2014			
	10/1/2011	0	$28.21	10/1/2014			
	1/1/2012	4,827	$19.05	1/1/2015			
	4/1/2012	0	$26.09	4/1/2015			
	7/1/2012	0	$23.22	7/1/2015			
	10/1/2012	0	$22.97	10/1/2015			
	1/1/2009				654	(a)	$ 15,114
	4/1/2009				1,635	(b)	$ 37,785
	7/1/2009				1,635	(c)	$ 37,785
	10/1/2009				1,635	(d)	$ 37,785
	1/1/2010				3,271	(e)	$ 75,593

	Option Awards				Stock Awards		
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
	7/1/2010				17,081	(f)	$ 394,742
	7/1/2011				25,622	(g)	$ 592,124
	7/1/2012				50,000	(h)	$ 1,155,500
	4/2/2012				75,000	(j)	$ 1,733,250
	4/2/2012				75,000	(k)	$ 1,733,250
Thomas C. Stortz	1/1/2010	0	$29.40	1/1/2013			
	2/1/2010	0	$27.75	2/1/2013			
	3/1/2010	0	$30.90	3/1/2013			
	4/1/2010	0	$29.70	4/1/2013			
	7/1/2010	0	$22.65	7/1/2013			
	10/1/2010	6,697	$17.55	10/1/2013			
	1/1/2011	7,914	$16.65	1/1/2014			
	4/1/2011	0	$23.75	4/1/2014			
	7/1/2011	0	$39.58	7/1/2014			
	10/1/2011	0	$28.21	10/1/2014			
	1/1/2012	4,407	$19.05	1/1/2015			
	4/1/2012	0	$26.09	4/1/2015			
	7/1/2012	0	$23.22	7/1/2015			
	10/1/2012	0	$22.97	10/1/2015			
	1/1/2009				546	(a)	$ 12,618
	4/1/2009				1,364	(b)	$ 31,522
	7/1/2009				1,364	(c)	$ 31,522
	10/1/2009				1,364	(d)	$ 31,522
	1/1/2010				2,728	(e)	$ 63,044
	7/1/2010				15,596	(f)	$ 360,424
	7/1/2011				23,394	(g)	$ 540,635
	7/1/2012				50,000	(h)	$ 1,155,500
	4/2/2012				75,000	(j)	$ 1,733,250
	4/2/2012				75,000	(k)	$ 1,733,250

(1) The number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2012, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. For additional information on the valuation assumptions we made with respect to these grants, refer to note 13 of our financial statements in our Form 10-K for the year ended December 31, 2012, as filed with the SEC. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is settled. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon settlement of a vested OSO will change from time to time.

(2) OSOs have an initial base price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial base price is referred to as the Initial Price. On the settlement date, the Initial Price is adjusted (but not below the initial base price)—as of the date of settlement—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date of the OSO. The amounts shown in this column represent the adjusted base price for the OSOs as of December 31, 2012.

Vesting Information

OSOs. OSOs vest and fully settle on the third anniversary of the grant date, with the OSOs awarded to Mr. Crowe pursuant to his employment agreement fully settling on April 1, 2015. OSO awards provide for acceleration of settlement in the event of a change of control as defined in our Level 3 Communications, Inc. Stock Plan.

RSUs. RSUs vest as follows.

(a) vests 100% on January 1, 2013

(b) vests 100% on April 1, 2013

(c) vests 100% on July 1, 2013

(d) vests 100% on October 1, 2013

(e) vests in equal installments on January 1, 2013 and 2014

(f) vests in equal installments on July 1, 2013 and 2014

(g) vests in equal installments on July 1, 2013, 2014 and 2015

(h) vests in equal installments on July 1, 2013, 2014, 2015 and 2016

(i) vests in equal installments on December 31, 2013 and 2014

(j) vests in equal installments on January 1, 2013 and 2014

(k) vests 100% on December 31, 2013, subject to performance as determined under the terms of the MIRP

Options Exercised and Stock Vested in 2012

The following table provides information for the Named Executive Officers relating to (1) OSO settlements during 2012, including the number of shares acquired upon settlement and the value realized including the value realized if no shares of our common stock were issued and (2) the number of shares acquired upon the lapsing of restrictions for RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	$41,982	375,045	$8,579,465
Sunit S. Patel	0	$11,215	23,274	$ 511,032
Jeff Storey	0	$18,253	62,615	$1,242,724
Charles C. Miller, III	0	$14,269	26,891	$ 589,766
Thomas C. Stortz	0	$11,913	23,755	$ 521,394

Equity Compensation Plan Information

We have two equity compensation plans under which we may issue shares of our common stock to employees, officers, directors and consultants. They are The Level 3 Communications, Inc. Stock Plan and the 2003 Global Crossing Limited Stock Incentive Plan. We assumed sponsorship of the 2003 Global Crossing Limited Stock Incentive Plan in connection with the acquisition of Global Crossing. Options outstanding under the 2003 Global Crossing Limited Stock Incentive Plan at the closing of the acquisition were automatically exchanged for options to purchase shares of our common stock and the plan was amended to provide for the issuance of shares of our common stock. The following table

provides information about the shares of our common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan (in the "Equity compensation plans approved by stockholders" category) and the 2003 Global Crossing Limited Stock Incentive Plan (in the "Equity compensation plans not approved by stockholders" category) as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	9,138,536†	$23.40†‡	16,381,225
Equity compensation plans not approved by stockholders	62,324*	$12.18*	3,352,982

† Includes, among other awards, awards of outperform stock appreciation units ("OSOs"). For purposes of this table, each OSO is considered to use a single share of our common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan even though the actual payout multiplier may range from zero to four, as described below.

‡ At December 31, 2012, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated is for the outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

* Includes awards of options only. The 2003 Global Crossing Limited Stock Incentive Plan provides for the granting of (i) stock options, (ii) stock appreciation rights and (iii) other stock-based awards, including, without limitation, restricted share units, to eligible participants. The vesting of outstanding awards may be accelerated and the securities issuable pursuant to outstanding awards may be adjusted upon the occurrence of certain corporate events. No awards may be granted under the plan after December 8, 2013. For additional information about the plan, see note 13, "Employee Benefits and Stock-Based Compensation" to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2012, as filed with the SEC.

OSOs derive value from the appreciation of our common stock above a base price equal to the fair market value of our common stock on the date of grant as adjusted (but not below the initial base price) to reflect the change in value of the S&P 500® Index during the term of the OSO. Upon vesting and settlement, which for awards granted in 2012 will both occur on the third anniversary of the grant date, subject to continued employment, the holder will receive an amount equal to the "spread" between the adjusted base price and the price of our common stock multiplied by a "success multiplier," which ranges from 0 to 4 on a straight line basis to reflect the amount, ranging from 0% to 11%, by which our common stock outperforms the S&P 500® Index. OSOs are granted on a quarterly basis, and the Compensation Committee feels that the fixed settlement of the OSOs three years from the date of grant provides a meaningful holding period that supports the alignment of our LTI program with the interests of our stockholders.

Potential Payments Upon Termination or Change of Control

As described in the Compensation Discussion and Analysis above, at December 31, 2012, other than Mr. Crowe, the Named Executive Officers did not have employment agreements with us.

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2012, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. As of December 31, 2012, the Named Executive Officers other than Mr. Crowe participate in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, the OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2012, Messrs. Crowe, Miller and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement benefit opportunity. The information presented in the following table is provided with respect to OSOs that would be retained until settlement and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2012. RSU value is determined based on the closing price of our common stock on December 31, 2012. In addition, the information below reflects the results required under Mr. Crowe's employment agreement and the other Named Executive Officers' participation in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan. The amount in the Cash column also includes the payment of health and welfare benefits.

Death and Disability

	As of December 31, 2012			
Name	**Cash**	**OSOs**	**RSUs**	**Total**
James Q. Crowe	$2,524,816	$1,309,133	$17,150,600	$20,984,549
Sunit S. Patel	$ 456,066	$ 439,511	$ 2,216,687	$ 3,112,264
Jeff K. Storey	$ 499,710	$ 753,460	$ 3,539,134	$ 4,792,304
Charles C. Miller, III	$ 456,066	$ 481,345	$ 2,346,428	$ 3,283,839
Thomas C. Stortz	$ 456,066	$ 439,511	$ 2,226,787	$ 3,122,364

Retirement

	As of December 31, 2012			
Name	**Cash**	**OSOs**	**RSUs**	**Total**
James Q. Crowe	$2,524,816	$1,309,133	$8,292,908	$12,126,857
Sunit S. Patel	$ 0	$ 0	$ 0	$ 0
Jeff K. Storey	$ 0	$ 0	$ 0	$ 0
Charles C. Miller, III	$ 0	$ 481,345	$2,346,428	$ 2,827,773
Thomas C. Stortz	$ 0	$ 439,511	$2,226,787	$ 2,666,298

Involuntary Separation from Service. If one of the Named Executive Officers were to have his employment with the company involuntarily terminated, or if the Named Executive Officer were to terminate his employment with us for good reason as defined in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan, his OSOs will remain outstanding until the applicable settlement date. Any remaining restrictions on awards of RSUs would lapse immediately.

The information presented in the following table is provided with respect to OSOs that would be retained until settlement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2012. RSU value is determined based on the closing price of our common stock on December 31, 2012. In addition, the information below reflects the results required under Mr. Crowe's employment agreement and the other Named Executive Officers' participation in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan. Amounts in the Cash column also include the cost of health and welfare benefits for all of the Named Executive Officers and the cost of outplacement services for the Named Executive Officers other than Mr. Crowe.

	As of December 31, 2012			
Name	**Cash**	**OSOs**	**RSUs**	**Total**
James Q. Crowe	$10,024,816	$1,309,133	$17,150,600	$28,484,549
Sunit S. Patel	$ 3,341,066	$ 154,776	$ 2,452,645	$ 5,948,487
Jeff K. Storey	$ 4,052,210	$ 265,331	$ 3,863,579	$ 8,181,120
Charles C. Miller, III	$ 3,341,066	$ 481,345	$ 4,079,678	$ 7,902,089
Thomas C. Stortz	$ 3,341,066	$ 439,511	$ 3,960,037	$ 7,740,614

Mr. Crowe's employment agreement also required that he concurrently enter into a restrictive covenant agreement containing customary non-competition, non-solicitation, and non-disparagement obligations that are applicable through December 31, 2014. If Mr. Crowe's employment terminates after December 31, 2013, or his termination constitutes a qualifying retirement, we may extend the period of the restrictive covenant agreement's obligations for one additional year until December 31, 2015, by paying Mr. Crowe additional severance benefits. The form of these additional severance benefits would be selected by us, in our sole discretion, and would be either (i) cash in the amount of $12,000,000 or (ii) cash in the amount of $3,750,000 as well as 300,000 RSUs and 150,000 OSOs, each of which would become vested and settled on December 31, 2015.

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be settled upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in the Level 3 Communications, Inc. Stock Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control and in such case we will, in our sole discretion, either (a) issue all unissued shares of our common stock issuable pursuant to the RSU award to the employee or (b) pay the employee in a combination of cash and stock the value of those shares of our common stock as provided for in the Level 3 Communications, Inc. Stock Plan.

Notwithstanding the foregoing, if the change of control does not qualify as a "change in control event" as defined in Treasury Regulation 1.409A-3(i)(5)(i) under Section 409A of the Internal Revenue Code of 1986, as amended, then the Named Executive Officer must also undergo a separation from service on account of his termination of employment by us without cause following that change in control in order for the remaining restrictions on his RSUs to lapse. In such case, the issuance of the shares or the payment of the cash would be delayed until the date six months and one day following his separation from service.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2012, as dictated by the terms of the OSO awards. In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control for awards granted prior to April 1, 2012. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history.

The following tables summarize the dollar value, as of December 31, 2012, of these accelerations assuming that a change of control that qualifies as a change of control event of Level 3

Communications, Inc. had occurred on December 31, 2012 along with or without a termination of the Named Executive Officers having occurred on December 31, 2012.

The information below reflects the results required under Mr. Crowe's employment agreement and the other Named Executive Officers' participation in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan in the context of a change of control and a termination of employment. Amounts in the Cash column also include the cost of health and welfare benefits for all of the Named Executive Officers and the cost of outplacement services for the Named Executive Officers other than Mr. Crowe.

	As of December 31, 2012			
Name	**Cash**	**OSOs**	**RSUs**	**Total**
James Q. Crowe	$10,024,816	$1,450,769	$17,150,600	$28,626,185
Sunit S. Patel	$ 4,203,566	$ 487,061	$ 5,683,187	$10,373,814
Jeff K. Storey	$ 5,027,210	$ 834,978	$ 8,738,884	$14,601,072
Charles C. Miller, III	$ 4,203,566	$ 533,422	$ 5,812,928	$10,549,916
Thomas C. Stortz	$ 4,203,566	$ 487,061	$ 5,693,287	$10,383,914

The information below reflects the results required under Mr. Crowe's employment agreement and the other Named Executive Officers' participation in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan in the context of a change of control without a termination of employment. Amounts in the Cash column also include the cost of health and welfare benefits for all of the Named Executive Officers and the cost of outplacement services for the Named Executive Officers other than Mr. Crowe.

	As of December 31, 2012			
Name	**Cash**	**OSOs**	**RSUs**	**Total**
James Q. Crowe	$ 0	$1,450,769	$17,150,600	$18,601,369
Sunit S. Patel	$1,293,750	$ 487,061	$ 5,683,187	$ 7,463,998
Jeff K. Storey	$1,462,500	$ 834,978	$ 8,738,884	$11,036,362
Charles C. Miller, III	$1,293,750	$ 533,422	$ 5,812,928	$ 7,640,100
Thomas C. Stortz	$1,293,750	$ 487,061	$ 5,693,287	$ 7,474,098

At December 31, 2012, our Named Executive Officers did have non-compete agreements other than as described above in the Compensation Discussion and Analysis with respect to Mr. Crowe's employment agreement and with respect to the other Named Executive Officers participating in the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan.

Director Compensation

During 2012, each of our directors (other than Mr. Scott, whose compensation is described below) who was not employed by us during 2012 earned fees for his Board service consisting of a $75,000 annual cash retainer. The directors who serve as the chairmen of the Audit Committee and the Compensation Committee each earned an additional $30,000 annual cash retainer for serving as chairmen of those committees. Each chairman of the Nominating and Governance Committee, Classified Business and Security Committee and the Strategic Planning Committee receives an additional $20,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2012 earned a $15,000 annual cash retainer for each non-chair membership on the Audit Committee and the Compensation Committee. Any member of the Board who was not employed by us during 2012 earned a $10,000 annual cash retainer for each non-chair membership on the Nominating and Governance Committee, the Classified Business and Security Committee and the Strategic Planning Committee. These payments are made on a quarterly basis. There is no additional compensation paid to the members of the Transition Planning Committee. Walter Scott, Jr., our

Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors with grants of RSUs. Each non-employee member of the Board receives a grant of RSUs as of July 1 of each year, with the number of units determined by dividing $150,000 (or $180,000 for Mr. Scott) by the volume-weighted average price of our common stock over the period from January 1 to June 30. The total number of RSUs issued to each non-employee member of the Board with respect to a calendar year's compensation is subject to an overall cap of 6,666 shares (or 8,000 shares for Mr. Scott). These RSUs vest and settle in shares of our common stock on the first anniversary of grant.

We also award an initial grant of RSUs to new members of our Board. This initial grant has a value of $150,000 on the date of grant. The restrictions on transfer for this initial grant lapse 100% on the third anniversary of the date of grant. During 2012, we made initial grants of restricted stock units to Messrs. Chilton, Clontz and Glenn.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage. The annual cost of this coverage is approximately $1.8 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash($)	Stock Awards ($)(1)	All Other Compensation($)	Total($)
Walter Scott, Jr., Chairman	250,000	174,099	90,285(2)	514,384
Kevin P. Chilton(3)	46,250	241,812	0	288,062
Archie R. Clemins	102,500	145,083	0	247,583
Steven T. Clontz(3)	68,750	241,812	0	310,562
James O. Ellis, Jr.	110,000	145,083	0	255,083
T. Michael Glenn(4)	0	187,482	0	187,482
Richard R. Jaros	103,750	145,083	0	248,833
Michael J. Mahoney	105,000	145,083	0	250,083
Peter Seah Lim Huat	82,800	145,083	0	227,883
John T. Reed	120,000	145,083	0	265,083
Peter van Oppen(5)	0	0	0	0
Albert C. Yates	92,500	145,083	0	237,583
Former Director				
Lee Theng Kiat(6)	21,250	0	0	21,250

(1) This column represents the full grant date fair value of the restricted stock units issued to our non-employee directors during 2012. For additional information relating to the assumptions made by us in valuing these awards for 2012, refer to note 13 of our financial statements in our annual report on Form 10-K for the year ended December 31, 2012, as filed with the SEC.

The following indicates the restricted stock units held by our non-employee directors at December 31, 2012:

Name	Number of Shares
Walter Scott, Jr., Chairman	7,860
Kevin P. Chilton	10,917
Archie R. Clemins	13,592
Steven T. Clontz	10,917
James O. Ellis, Jr.	6,550
T. Michael Glenn	8,281
Richard R. Jaros	6,550
Michael J. Mahoney	6,550
Peter Seah Lim Huat	13,592
John T. Reed	6,550
Peter van Oppen	0
Albert C. Yates	6,550
Former Director	
Lee Theng Kiat	0

(2) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provision of those secretarial services.

(3) Messrs. Chilton and Clontz joined our Board in April 2012.

(4) Mr. Glenn joined our Board in October 2012.

(5) Mr. van Oppen joined our Board in March 2013.

(6) Mr. Lee was a member of our Board from October 2011 until April 2012.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which we and (i) our directors, (ii) our executive officers, (iii) any person known by us to beneficially own more than five percent of our outstanding common stock or (iv) their respective immediate family members, are participants pursuant to a written related party transactions policy to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, related person transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our Proxy Statement. In addition, our Audit Committee reviews and determines whether to approve or ratify any related person transaction that has a value equal to or in excess of $50,000. In the course of its review of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;

- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

The Audit Committee has reviewed and approved or ratified all of the following transactions which took place during 2012.

Company Aircraft. We impute as income the cost of personal travel using our corporate aircraft. We note that when a guest accompanies a member of our senior management on business travel and if required by applicable U.S. Internal Revenue Service regulations, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. In addition, in certain limited circumstances we impute as income the cost of personal travel to an executive to the extent that the personal use of the corporate aircraft is at the direction of the company and for the company's benefit in attracting and retaining a member of senior management. For 2012, Mr. Crowe had $187,267 of imputed income for personal use of our corporate aircraft. For additional information regarding the personal use of aircraft, please see "Compensation Discussion and Analysis—*Determination of Total Compensation for 2012—Other Compensatory Benefits—Perquisites*" above.

Southeastern Asset Management—15% Convertible Senior Notes due 2014. On March 15, 2012, we completed a private exchange transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") with Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a Massachusetts business trust, and Southeastern Asset Management, Inc. ("Southeastern"), a Tennessee corporation and investment adviser to Longleaf Partners Fund. In the exchange transaction, we exchanged $100,062,000 aggregate principal amount of our outstanding 15% Convertible Senior Notes due 2014 held by Longleaf Partners Fund for 5,447,129 shares of our Common Stock that we issued to Longleaf Partners Fund. These shares of common stock were exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended.

In connection with this transaction and effective upon its closing, we and Southeastern amended our existing Standstill Agreement to increase the maximum number of shares of our common stock that Southeastern is permitted to beneficially own during the term of the Standstill Agreement up to 49,840,000 shares from 46,000,000 shares. This amendment permitted Southeastern on behalf of its advisory clients to purchase approximately 4 million additional shares of our common stock in the open market.

VOTE ON COMPENSATION PROPOSAL

Under the rules of the SEC, we are required to provide you with the opportunity to cast a vote on the compensation for our Named Executive Officers. This proposal is frequently referred to as a "say-on-pay" vote. This vote is on an advisory basis. Our executive compensation program is intended to attract, retain and motivate the executive talent required to achieve our corporate objectives and increase stockholder value.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our employees should be rewarded fairly and competitively through a mix of base salary, short- and long-term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed from time to time as appropriate by our Compensation Committee, as evidenced by the implementation of the 2012 Management Incentive and Retention Plan and the Key Executive Severance Plan following the completion of the Global Crossing acquisition;
- employee ownership for our more senior employees demonstrates an economic stake in our business that helps align their interests with those of our stockholders;
- our compensation programs for our more senior employees should be based heavily on creating long-term value, which we believe is best measured by stock price performance;
- our compensation programs should be supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

Our executive compensation program is described in the Compensation Discussion and Analysis, or CD&A, related compensation tables and other narrative executive compensation disclosures required by the disclosure rules of the SEC, all of which are found in this Proxy Statement. In particular, the CD&A, beginning on page 23 of this Proxy Statement, describes our executive compensation program in detail, and we encourage you to review it.

Since the vote on this proposal is advisory, it is not binding on us. Nonetheless, the Compensation Committee, which is responsible for approving the overall design and administering certain aspects of the executive compensation program, will take into account the outcome of the vote when making future executive compensation decisions. The Board of Directors recommends that you approve the following resolution that will be submitted for a vote at the 2013 Annual Meeting in support of our executive compensation program:

> RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the Proxy Statement, is hereby APPROVED.

The Board recommends a vote FOR, this proposal

Unless you specify otherwise, the Board intends the accompanying Proxy to be voted for this item.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of March 28, 2013, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by us to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	689,392	*
Sunit S. Patel(2)	117,830	*
Jeff K. Storey(3)	94,326	*
Charles C. Miller, III(4)	124,708	*
Thomas C. Stortz(5)	60,384	*
Walter Scott, Jr.(6)	1,902,898	*
Kevin P. Chilton	0	*
Steven T. Clontz	36,500	*
Archie R. Clemins	28,327	*
James O. Ellis, Jr.	44,219	*
T. Michael Glenn	0	*
Richard R. Jaros	117,738	*
Michael J. Mahoney	39,099	*
John T. Reed(7)	62,375	*
Peter Seah Lim Huat	39,237	*
Peter van Oppen	0	*
Albert C. Yates	39,558	*
Directors and Executive Officers as a Group (22 persons)(8)	3,612,363	1.6
STT Stockholder Group(9)	55,498,593	25.6
Southeastern Asset Management, Inc.(10)	47,121,339	21.6
Fairfax Financial Holdings(11)	15,708,872	7.1

* Less than 1%.

(1) Effective April 11, 2013, Mr. Crowe is no longer our Chief Executive Officer, and effective at the conclusion of the Annual Meeting will no longer be a member of the Board. Includes 4,813 RSUs, the restrictions on which will lapse within 60 days of March 28, 2013.

(2) Includes 1,283 RSUs, the restrictions on which will lapse within 60 days of March 28, 2012, and 1,000 shares of our common stock held in an individual retirement account.

(3) Includes 2,093 RSUs, the restrictions on which will lapse within 60 days of March 28, 2013.

(4) Includes 1,635 RSUs, the restrictions on which will lapse within 60 days of March 28, 2013.

(5) Includes 1,364 RSUs, the restrictions on which will lapse within 60 days of March 28, 2013.

(6) Includes 6,646 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers. Mr. Scott disclaims beneficial ownership of any shares of our common stock held by the Suzanne Scott Irrevocable Trust.

(7) Includes 16,666 shares of our common stock held in Mr. Reed's individual retirement account and 6,666 shares of our common stock held by Reed Capital Partners, LLC, of which Mr. Reed and his spouse hold none of the membership interests, but as to which Mr. Reed and his spouse share

voting and investment powers. Mr. Reed disclaims beneficial ownership of any shares of our common stock held by Reed Capital Partners, LLC.

(8) Includes 13,230 RSUs, the restrictions on which will lapse within 60 days of March 28, 2013.

(9) Based on information provided in Amendment No. 2 to Schedule 13D by these stockholders on May 21, 2012. STT Crossing Ltd. ("STT Crossing") is an indirect subsidiary of Temasek Holdings (Private) Limited ("Temasek"), its ultimate parent entity, and is located at 10 Frere Felix de Valois Street, Port Louis, Mauritius. As of May 21, 2012, STT Crossing owned 55,498,593 shares of our common stock. Temasek, through its ultimate ownership of STT Crossing, may be deemed to have voting and dispositive power over all these shares; however, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of these shares.

(10) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 14, 2013. Percentage of our outstanding common stock is as reported in their Schedule 13G.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 15,026,565 shares of our common stock (6.9%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 25,736,774 shares of our common stock beneficially owned by discretionary managed accounts, 21,384,565 shares of our common stock beneficially owned by discretionary managed accounts for which Southeastern Asset Management has shared dispositive power. Also includes 21,483,865 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power, 21,384,565 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has shared voting power and 4,252,909 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power.

The shares of our common stock beneficially owned by Southeastern Asset Management includes 431,849 shares issuable upon conversion of convertible notes after taking into account the transaction described above under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—*Related Party Transactions—Southeastern Asset Management—15% Convertible Senior Notes due 2013.*"

Mr. O Mason Hawkins, Chairman of the Board and CEO of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—*Related Party Transactions—Southeastern Asset Management—15% Convertible Senior Notes due 2013,*" for additional information.

(11) The following information is based solely on Fairfax Financial Holdings Limited's Schedule 13G filed with the SEC on February 14, 2013. Percentage of our outstanding common stock is as reported in their Schedule 13G. The information provided is for Fairfax Financial Holdings Limited ("Fairfax"), a corporation incorporated under the laws of Canada includes information for V. Prem Watsa, an individual; 1109519 Ontario Limited ("1109519"), a corporation incorporated

under the laws of Ontario; The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia; and 810679 Ontario Limited ("810679"), a corporation incorporated under the laws of Ontario. The business addresses for Fairfax, Mr. Watsa, 1109519 and 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7; and the business address for Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia V6C 3L3.

Fairfax, Mr. Watsa, 1109519, 810679 and Sixty Two share voting and dispositive power with respect to 15,708,872 shares of our common stock.

Certain of the shares of common stock beneficially owned are held by subsidiaries of Fairfax and by the pension plans of certain subsidiaries of Fairfax, and certain of the convertible debt securities that are convertible into shares of our common stock beneficially owned are held by subsidiaries of Fairfax, which subsidiaries and pension plans have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest of a subsidiary or pension plan relates to more than 5% of the class of our common stock.

Shares of our common stock reported as beneficially owned include shares of our common stock issuable upon conversion of certain convertible debt securities.

Neither the filing of the Schedule 13G nor the information contained therein shall be deemed to constitute an affirmation by Mr. Watsa, 1109519, Sixty Two, 810679, Fairfax, OdysseyRe or Odyssey America that such person is the beneficial owner of the shares referred to therein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with their discretion.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2014 Proxy Statement must submit the proposal so that it is received by us no later than December 13, 2013. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in our 2014 Proxy Statement, but instead wishes to present it directly at the 2014 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 24, 2014, but no earlier than February 22, 2014, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 24, 2014 will not be voted on at the 2014 Annual Meeting. In addition, such proposal must also include a brief description of the business to be brought before the 2014 Annual Meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the 2014 Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy Statement filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

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Annex 1

AUDIT COMMITTEE REPORT

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2012.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's independent registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on the effectiveness of internal control over financial reporting.

During the course of fiscal 2012, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2013.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380) as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T, as may be modified or supplemented. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Rule 3526, Communications with Audit Committees Concerning Independence, by the Professional Standards of the Public Company Accounting Oversight Board (United States), and has discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's annual report on Form 10-K for the year ended December 31, 2012.

The Audit Committee has also considered whether the provision of services by KPMG LLP and its international affiliates not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 is compatible with maintaining KPMG LLP's independence.

The following table presents fees for professional audit services rendered by KPMG LLP and its international affiliates for the audit of the Level 3 annual financial statements for the years ended December 31, 2012, and 2011 and fees billed for other services rendered by KPMG LLP and its international affiliates during those periods, which have been approved by the Audit Committee.

	2012	2011
Audit Fees(1)	$5,933,000	$6,347,000
Audit-Related Fees(2)	486,000	1,083,000
Tax Fees(3)	466,000	0
All Other Fees	0	0
Total Fees	$6,885,000	$7,430,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of internal control over financial reporting, and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports, due diligence activities, and other audits not required by statute or regulation.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

*The Audit Committee**:
John T. Reed, Chairman
Kevin P. Chilton
Archie R. Clemins

For the year ended December 31, 2012

* Mr. T. Michael Glenn joined the Board's Audit Committee after the committee's adoption of this Report.

FINANCIAL REPORT TABLE OF CONTENTS

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SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in millions, except per share amount)				
Results of Operations:					
Revenue (1)	$ 6,376	$ 4,333	$ 3,591	$ 3,695	$ 4,226
Loss from Continuing Operations (2)	(422)	(827)	(621)	(624)	(321)
Income (Loss) from Discontinued Operations, Net (1)	—	71	(1)	6	3
Net Loss	(422)	(756)	(622)	(618)	(318)
Per Common Share:					
Loss from Continuing Operations	(1.96)	(6.03)	(5.61)	(5.73)	(3.08)
Income (Loss) from Discontinued Operations, Net	—	0.52	(0.01)	0.05	0.03
Net Loss	(1.96)	(5.51)	(5.62)	(5.68)	(3.05)
Dividends (3)	—	—	—	—	—
Financial Position:					
Total Assets	$ 13,307	$ 13,188	$ 8,355	$ 9,062	$ 9,634
Current portion of long-term debt (4)	216	65	180	705	186
Long-Term Debt, less current portion (4)	8,516	8,385	6,268	5,755	6,245
Stockholders' Equity (Deficit) (5)	1,171	1,193	(157)	491	1,021

(1) On June 5, 2008, the Company completed the sale of its Vyvx advertising distribution business to DG FastChannel, Inc. and received gross proceeds at closing of approximately $129 million in cash. Net proceeds from the sale approximated $121 million after deducting transaction-related costs. Revenue attributable to the Vyvx advertising distribution business totaled $15 million in 2008 through the date of sale. The Vyvx businesses were acquired by the Company at the end of 2005 in the acquisition of WilTel Communications Group, LLC ("WilTel").

On October 4, 2011, the Company purchased Global Crossing Limited ("Global Crossing") (the "Amalgamation"). During 2011, the Company recorded revenue attributable to Global Crossing of approximately $654 million.

On November 14, 2011, the Company completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. Revenue attributable to the coal mining business totaled approximately $54 million in 2011 through the date of sale, $60 million in 2010, $67 million in 2009 and $75 million in 2008. As a result of the transaction, the Company recognized a gain on the transaction of approximately $72 million, which is included its consolidated statements of operations within "Income (Loss) from Discontinued Operations, Net." The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods have been revised to reflect the presentation within discontinued operations.

(2) In 2008, the Company recognized approximately $25 million of impairment and restructuring charges, $36 million of induced debt conversion expenses, net, attributable to the exchange of certain of the Company's convertible debt securities, a gain on the early extinguishment of debt of $125 million as a result of certain debt repurchases, and a $99 million gain on the sale of the Company's Vyvx advertising distribution business and certain of its smaller long distance voice customer relationships. The Company also revised its estimates of the amounts and timing of its original estimate of undiscounted cash flows related to certain future asset retirement obligations in the fourth quarter of 2008. As a result, the Company reduced its asset retirement obligations liability by $103 million with an offsetting reduction to property,

plant and equipment of $21 million, selling, general and administrative expenses of $86 million, depreciation and amortization of $11 million and an increase to goodwill of $15 million.

In 2009, the Company recognized a gain of approximately $14 million as a result of debt repurchases and exchanges of certain of the Company's debt securities and $9 million of restructuring charges.

In 2010, the Company recognized a loss of approximately $59 million associated with the tender offer to repurchase the Company's 12.25% Senior Notes due 2013 and as a result of the redemption of its 10% Convertible Senior Notes due 2011. The Company also recognized a $91 million benefit primarily related to the release of foreign deferred tax valuation allowances and $2 million of restructuring charges.

In 2011, the Company recognized a loss of $100 million related to the redemption and repurchase of the 3.5% Convertible Senior Notes due in June 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan, the conversion of certain of the 15% Convertible Senior Notes due 2013, the retirement of a portion of the 9.25% Senior Notes due 2014, the redemption of the 5.25% Convertible Senior Notes due 2011 and exchange of the 9% Convertible Senior Discount Notes due 2013. As a result of a change in the estimated useful lives of certain of the Company's property, plant and equipment, the Company recognized a reduction of approximately $74 million in depreciation expense during the fourth quarter of 2011. The change in accounting estimate was accounted for on a prospective basis effective October 1, 2011. The Company also recognized $11 million of restructuring charges and $20 million of charges associated with the impairment of certain wireless spectrum licenses.

In 2012, the Company recognized a $160 million loss on extinguishment of debt as a result of the refinancing of the $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan in October 2012, the refinancing of the $1.4 billion Tranche A Term Loan in August 2012 and the repayment of existing vendor financing obligations, the redemption of the 8.75% Senior Notes due 2017 in August 2012, the redemption of the 9.25% Senior Notes due 2014 in February 2012 and the exchange of a portion of the 15% Convertible Senior Notes due 2013. The Company also recognized $34 million of restructuring charges. The Company completed an updated analysis and revised its estimated future cash flows of its asset retirement obligations as a result of a strategic review of the Company's real estate portfolio in the fourth quarter of 2012. As a result, the Company reduced its asset retirement obligations liability by $73 million with an offsetting reduction to property, plant and equipment of $24 million, selling, general and administrative expenses of $47 million and depreciation and amortization of $2 million (see Note 6 - Asset Retirement Obligations in the notes to the consolidated financial statements). In addition, as a result of the refinancing of the Tranche A Term Loan in 2012, two interest rate swap agreements maturing in early 2014 that had effectively hedged changes in the interest rate on a portion of the Tranche A Term Loan were deemed "ineffective" under GAAP. The Company recognized a non-cash loss on the agreements of approximately $60 million (excluding accrued interest), which represented the cumulative loss recorded in Accumulated Other Comprehensive Income (Loss) ("AOCI") at the date the instruments ceased to qualify as hedges.

(3) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying cash dividends on shares of common stock in the foreseeable future. In addition, the Company is restricted under certain debt-related covenants from paying cash dividends on shares of its common stock.

(4) In 2008, the Company received proceeds of $400 million from the issuance of its 15% Convertible Senior Notes due 2013. In connection with the issuance of the 15% Convertible Senior Notes due 2013, the Company completed tender offers and repurchased $163 million of its 2.875% Convertible Senior Notes due 2010, $173 million of its 6% Convertible Subordinated Notes due 2010 and $124 million of its 6% Convertible Subordinated Notes due 2009. In 2008, the Company completed exchanges with holders of various issues of its convertible debt in which the Company issued approximately 3 million shares of common stock in exchange for $18 million of its 6% Convertible Subordinated Notes due 2009, $47 million of its 10% Convertible Senior Notes due 2011, $19 million of its 2.875% Convertible Senior Notes due

2010, $15 million of its 5.25% Convertible Senior Notes due 2011 and $9 million of its 3.5% Convertible Senior Notes due 2012. Also in 2008, the Company repurchased $39 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009 and $32 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010. The Company also repaid at maturity the remaining $20 million of its outstanding 11% Senior Notes due 2008 and approximately $6 million (€4 million) of its outstanding 10.75% Senior Euro Notes due 2008.

In 2009, the Company received net proceeds of $274 million as a result of amending and restating its existing senior secured credit facility to increase the borrowings through the creation of a $280 million Tranche B Term Loan. The Company exchanged $142 million of its 6% Convertible Subordinated Notes due 2010 and $140 million of its 2.875% Convertible Senior Notes due 2010 for $200 million of 7% Convertible Senior Notes due 2015 and $78 million of cash. In 2009, the Company received net proceeds of $274 million from the issuance of its 7% Convertible Senior Notes due 2015, Series B. Also in 2009, the Company repurchased $126 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2009, $55 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010, $13 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010, $131 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011, $56 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, and $31 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012. The Company also redeemed the remaining $13 million of its 11.5% Senior Notes due 2010, repurchased the remaining $6 million aggregate principal amount of its Floating Rate Notes due 2011 and repaid at maturity the remaining $55 million of its outstanding 6% Convertible Subordinated Notes due 2009.

In 2010, the Company received net proceeds of $613 million from the issuance of its 10% Senior Notes due 2018 and net proceeds of $195 million from the issuance of its 6.5% Convertible Senior Notes due 2016. In connection with the issuance of its 10% Senior Notes due 2018, the Company repurchased $550 million of the total outstanding 12.25% Senior Notes due 2013 primarily through a tender offer. In addition, the Company redeemed all of the outstanding $172 million aggregate principal amount of its 10% Convertible Senior Notes due 2011, $3 million of its 5.25% Convertible Senior Notes due 2011, the remaining $3 million of its 10.75% Senior Notes due 2011, and $2 million of its 2.875% Convertible Senior Notes due 2010. Upon maturity, the Company repaid the remaining $111 million of its 6% Convertible Subordinated Notes due 2010 and the remaining $38 million of its 2.875% Convertible Senior Notes due 2010.

In 2011, the Company issued approximately $605 million of 11.875% Senior Notes due 2019 in two separate transactions, as well as $500 million of its 9.375% Senior Notes due 2019. Proceeds from the first 11.875% Senior Note offering were used to redeem $196 million of 5.25% Convertible Senior Notes. In the second offering, the Company exchanged $295 million of 9% Convertible Senior Discount Notes for the 11.875% Senior Notes. Level 3 Escrow, Inc., an indirect wholly owned subsidiary of the Company, issued $600 million in aggregate principal amount of 8.125% Senior Notes due 2019. Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2109 under the same indenture as the 8.125% Senior Notes previously issued, which were treated as a single series of notes under the indenture. In connection with the Amalgamation, all of the 8.125% Senior Notes due 2019 were assumed by Level 3 Financing, Inc., a direct wholly owned subsidiary of the Company, and the proceeds were used to refinance certain existing indebtedness of Global Crossing. The Company exchanged approximately $128 million of its 15% Convertible Senior Notes due 2013 for approximately 5 million shares of its common stock. The Company also paid approximately $29 million in cash, representing interest due from the conversion through the 2013 maturity date. The Company also repurchased approximately $20 million of its 3.5% Convertible Senior Notes due 2012. The Company borrowed $550 million aggregate principal amount of its Tranche B III Term Loan. The net proceeds in addition to cash on hand were used to redeem the remaining $274 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012 and prepay the $280 million Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan. Also in connection with the closing of the Amalgamation, the Company amended its existing credit agreement to incur an additional $650 million of borrowings through an additional tranche. The net proceeds from the Tranche B II Term Loan were used to consummate the Amalgamation, to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes.

In 2012, the Company refinanced its existing $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under its existing senior secured credit facility through the creation of a new term loan in the aggregate principal amount of $1.2 billion (the "Tranche B-II 2019 Term Loan") along with cash on hand. The Company also fully repaid the outstanding principal amount of its Commercial Mortgage due 2015 along with accrued interest which was approximately $63 million. Also in 2012, the Company completed the offering of $300 million aggregate principal amount of its 8.875% Senior Notes due 2019 in a private offering. The net proceeds from that offering are being used for general corporate purposes, including the potential repurchase, redemption, repayment or refinancing of the Company's and its subsidiaries' existing indebtedness from time to time. Additionally in 2012, the Company completed the offering of $775 million aggregate principal amount of its 7% Senior Notes due 2020 in a private offering. The net proceeds from the offering of the notes, along with cash on hand, were used to redeem all of the Company's outstanding 8.75% Senior Notes due 2017, including the payment of accrued interest and applicable premiums. The Company refinanced its existing $1.4 billion Tranche A Term Loan under its existing senior secured credit facility through the creation of new term loans in the aggregate principal amount of $1.415 billion (the "New Term Loans") along with cash on hand and used the remaining net proceeds to repay $15 million in principal amount plus a premium for existing vendor financing obligations. Further in 2012, the Company exchanged approximately $100 million aggregate principal amount of its outstanding 15% Convertible Senior Notes due 2013 for approximately 5.4 million shares of its common stock, including an inducement premium. Also in 2012, the Company issued $900 million aggregate principal amount of its 8.625% Senior Notes due 2020. A portion of the net proceeds from the offering were used to redeem all of the Company's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million.

(5) In 2008, the Company issued approximately 3 million shares of common stock in exchange for $108 million aggregate principal amount of various issues of its convertible debt.

In 2011, the Company issued approximately 5 million shares of common stock in exchange for $128 million of its 15% Convertible Senior Notes. The Company also issued approximately 89 million shares of common stock, valued at approximately $1.9 billion, as the stock portion of the purchase price to acquire Global Crossing.

In 2012, the Company issued approximately 5.4 million shares of common stock, including an inducement premium, in exchange for approximately $100 million aggregate principal amount of its outstanding 15% Convertible Senior Notes due 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto) included elsewhere herein and the description of its business in Item 1, "Business".

Executive Summary

Overview

The Company is a facilities-based provider of a broad range of communications services. Revenue for communications services is generally recognized on a monthly basis as these services are provided. For contracts involving private line, wavelength and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of generally up to 25 years. In these situations, Level 3 defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract. At December 31, 2012, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 11.7 years.

On October 4, 2011, a wholly owned subsidiary of Level 3 completed its amalgamation with Global Crossing and the amalgamated entity became an indirect wholly owned subsidiary of the Company through a tax free, stock for stock transaction (the "Amalgamation"). See Note 2 - Events Associated with the Amalgamation of Global Crossing in the notes to the consolidated financial statements.

Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from Level 3's balance sheet. The financial results of the coal mining business are included in the Company's consolidated results of operations through the date of sale, and all periods presented have been revised to reflect the presentation within discontinued operations.

Business Strategy and Objectives

The Company pursues the strategies discussed in Item 1. Business, "Business Overview and Strategy." In particular, with respect to strategic financial objectives, the Company focuses its attention on the following:

- growing Core Network Services revenue by increasing sales;
- continually improving the customer experience to increase customer retention and reduce customer churn;
- completing the integration of acquired businesses;
- reducing network costs and operating expenses;
- achieving sustainable generation of positive cash flows from operations in excess of capital expenditures;
- continuing to show improvement in Adjusted EBITDA (as defined in this Item below) as a percentage of revenue;
- concentrating its capital expenditures on those technologies and assets that enable the Company to develop its Core Network Services or expand its addressable market;
- managing Wholesale Voice Services for margin contribution; and
- refinancing its future debt maturities.

The Company's management continues to review all existing lines of business and service offerings to determine how those lines of business and service offerings enhance the Company's focus on the delivery of communications services and meeting its financial objectives. To the extent that certain lines of business or service

offerings are not considered to be compatible with the delivery of the Company's services or with meeting its financial objectives, Level 3 may exit those lines of business or stop offering those services in part or in whole.

The successful integration of acquired businesses into Level 3 is important to the success of Level 3. The Company must identify synergies and integrate acquired networks and support organizations, while maintaining the service quality levels expected by customers to realize the anticipated benefits of any acquisition. Successful integration of any acquired businesses will depend on the Company's ability to manage the operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage, and eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively integrate any businesses or operations it acquires, the Company may experience material negative consequences to its business, financial condition or results of operations.

The Company has also been focused on improving its liquidity and financial condition, and extending the maturity dates of certain debt, as described below and in greater detail in Note 12 - Long-Term Debt in the notes to the consolidated financial statements.

In January 2013, the Company repaid at maturity approximately $172 million of its 15% Convertible Senior Notes. Also see Note 18 - Subsequent Events in the notes to the consolidated financial statements.

In October 2012, Level 3 Financing, Inc. ("Level 3 Financing") refinanced its existing $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under its existing senior secured credit facility through the creation of a new term loan in the aggregate principal amount of $1.2 billion (the "Tranche B-II 2019 Term Loan") due August 1, 2019 along with cash on hand.

In September 2012, the Company used approximately $63 million to fully repay the outstanding principal amount of its Commercial Mortgage due 2015 along with accrued interest.

Level 3 Financing refinanced its existing $1.4 billion Tranche A Term Loan under its existing senior secured credit facility through the creation of new term loans in the aggregate principal amount of $1.415 billion (the "New Term Loans") in August 2012. The New Term Loans consist of: (a) $600 million senior secured term loan which matures on February 1, 2016 and (b) $815 million senior secured term loan which matures on August 1, 2019. The Company used the net proceeds from the New Term Loans, along with cash on hand, to prepay Level 3 Financing, Inc.'s $1.4 billion Tranche A Term Loan under the existing credit agreement which was to mature in March 2014 and used remaining net proceeds to repay $15 million in principal amount plus a premium for existing vendor financing obligations.

In August 2012, Level 3 Financing completed the offering of $775 million aggregate principal amount of its 7% Senior Notes due 2020 in a private offering. The net proceeds from the offering of the notes, along with cash on hand, were used to redeem all of Level 3 Financing's outstanding 8.75% Senior Notes due 2017, including the payment of accrued interest and applicable premiums.

Also in August 2012, the Company completed the offering of $300 million aggregate principal amount of its 8.875% Senior Notes due 2019 in a private offering. The net proceeds from the offering of the notes are being used for general corporate purposes, including the potential repurchase, redemption, repayment or refinancing of the Company's and its subsidiaries' existing indebtedness from time to time.

In March 2012, the Company exchanged approximately $100 million aggregate principal amount of its outstanding 15% Convertible Senior Notes due 2013 for approximately 3.7 million shares of Level 3 common stock into which the notes were convertible plus an additional 1.7 million shares for a total of approximately 5.4 million shares.

In January 2012, Level 3 Financing issued $900 million aggregate principal amount of its 8.625% Senior Notes due 2020 in a private transaction. A portion of the net proceeds from the offering were used in February

2012 to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million.

The Company will continue to look for opportunities to improve its financial position and focus its resources on growing revenue and managing costs for the business.

Revenue by Service Offering

(dollars in millions)	Year Ended December 31, 2012	Year Ended December 31, 2011
Core Network Services:		
North America - Wholesale Channel	$ 1,532	$ 1,381
North America - Enterprise Channel	2,494	1,583
EMEA - Wholesale Channel	360	246
EMEA - Enterprise Channel	327	167
EMEA - U.K. Government Channel	173	50
Latin America - Wholesale Channel	140	38
Latin America - Enterprise Channel	561	134
Total Core Network Services	5,587	3,599
Wholesale Voice Services and Other	789	734
Total Revenue	$ 6,376	$ 4,333

Total revenue consists of:

- Core Network Services revenue from colocation and data center services; transport and fiber; IP and data services; and voice services excluding wholesale voice services.
- Wholesale Voice Services and Other revenue from sales to other carriers of long distance voice services, revenue from managed modem and its related intercarrier compensation services and revenue from the "SBC Master Services Agreement," which was obtained through an acquisition in 2005.

Core Network Services revenue represents higher margin services and Wholesale Voice Services and Other revenue represents lower margin services. Core Network Services revenue requires different levels of investment and focus and provides different contributions to the Company's operating results than Wholesale Voice Services and Other revenue. Management of Level 3 believes that growth in revenue from its Core Network Services is critical to the long-term success of its business. The Company also believes it must continue to effectively manage gross margin contribution from the Wholesale Voice Services component and the positive cash flows from the Other revenue component of Wholesale Voice Services and Other revenue. The Company believes that trends in its communications business are best gauged by analyzing revenue changes in Core Network Services.

Core Network Services

Growth in transport (such as private line and wavelengths) and fiber revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers. These expenditures may be in the form of monthly payments or, in the case of private line, wavelength or dark fiber services, either monthly payments or up-front payments. The Company is focused on providing end-to-end transport and fiber services to its customers to directly connect customer locations with a private network. Pricing for end-to-end metropolitan transport services have been relatively stable. For intercity transport and fiber services, the Company continues to

experience pricing pressure in locations where a large number of carriers co-locate their facilities. An increase in demand may be offset by declines in unit pricing.

Colocation and data center services allow customers to place their network equipment and servers in suitable environments maintained by the Company with high-speed links providing on net access to more than 55 countries. These services are secure, redundant and flexible to fit the varying needs of the Company's customers. Services, which vary by location, include hosting network equipment used to transport high speed data and voice over Level 3's global network; providing managed IT services, installation, maintenance, storage and monitoring of enterprise services; and providing comprehensive IT outsource solutions.

IP and data services primarily include the Company's high speed Internet protocol ("IP"), dedicated Internet access ("DIA"), virtual private network ("VPN"), content delivery network ("CDN"), media delivery, Vyvx broadcast, Converged Business Network, Asynchronous Transfer mode ("ATM") and frame relay services. Level 3's IP and high speed IP service is high quality and is offered in a variety of capacities. The Company's VPN service permits businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and frame relay offerings. VPN service also permits customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

Voice services comprise a broad range of local and enterprise voice services using VoIP and traditional circuit- switch based technologies, including VoIP enhanced local service, SIP Trunking, local inbound service, Primary Rate Interface service, long distance service and toll-free service. For financial reporting purposes, the Company's voice services also include its comprehensive suite of audio, web and video collaboration services.

The Company believes that one of the largest sources of future incremental demand for the Company's Core Network Services will be from customers that are seeking to distribute their feature rich content or video over the Internet. Revenue growth in this area is dependent on the continued increase in demand from customers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. Although the pricing for data services is currently relatively stable, the IP market is generally characterized by price compression and high unit growth rates depending upon the type of service. The Company experienced price compression in the high-speed IP and voice services markets in 2012, which is expected to continue in 2013.

The following provides a discussion of the Company's Core Network Services revenue in terms of the enterprise and wholesale channels.

- The enterprise channel includes large, multi-national enterprises requiring large amounts of bandwidth to support their business operations, such as financial services companies, healthcare companies, content providers, and portal and search engine companies. It also includes medium sized enterprises and regional service providers who buy services regionally or locally, as well as government markets, including the U.S. federal government, the systems integrators supporting the U.S. federal government, U.S. state and local governments, academic consortia, and certain academic institutions. Included in the enterprise channel, but broken out separately in the table above, is the U.K. government channel, which includes revenue primarily from the government sector in the U.K.

- The wholesale channel includes revenue from incumbent and alternative carriers in each of the regions, global carriers, wireless carriers, cable companies, satellite companies, and voice service providers.

The Company believes that the alignment of Core Network Services around channels should allow it to drive growth while enabling it to better focus on the needs of its customers. Each of these channels is supported

by dedicated employees in sales. Each of these channels is also supported by non-dedicated, centralized service delivery and management, product management and development, corporate marketing, global network services, engineering, information technology, and corporate functions, including legal, finance, strategy and human resources.

Wholesale Voice Services and Other

The Company offers wholesale voice services that target large and existing markets. The revenue potential for wholesale voice services is large; however, the pricing and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for wholesale voice services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

The Company also has other revenue derived from mature services that are not critical areas of emphasis for the Company, including revenue from managed modem and its related intercarrier compensation services and SBC Contract Services, which includes revenue from the "SBC Master Services Agreement," which was obtained in the December 2005 acquisition of WilTel Communications Group, LLC. The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. The Company is in the process of discontinuing managed modem services and has notified all current managed modem customers of this decision. The Company expects ongoing declines in the other revenue component of Wholesale Voice Services and Other similar to what has been experienced over the past several years.

The Company receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This intercarrier compensation is based on interconnection agreements with the respective carriers or rates mandated by the Federal Communications Commission ("FCC"). The Company has interconnection agreements in place for the majority of traffic subject to intercarrier compensation. Along with addressing other matters, on November 18, 2011, the FCC established a prospective intercarrier compensation framework for terminating switched access and Voice Over Internet Protocol ("VoIP") traffic, with elements of it becoming effective beginning on December 29, 2011. Under the framework, most terminating switched access charges and all intercarrier compensation charges are capped at current levels, and will be reduced to zero over, as relevant to Level 3, a six year transition period beginning July 1, 2012. Several states, industry groups, and other telecommunications carriers filed petitions in federal court for reconsideration of the framework with the FCC, although the outcome of those petitions is unpredictable. A majority of the Company's existing intercarrier compensation revenue is associated with agreements that have expired terms, but remain effective in evergreen status. As these and other interconnection agreements expire, the Company will continue to evaluate simply allowing them to continue in evergreen status (so long as the counterparty allows the same) or negotiating new agreements. The Company earns intercarrier compensation revenue from providing managed modem services, which are declining. The Company also receives intercarrier compensation from its voice services. In this case, intercarrier compensation is reported within Core Network Services revenue.

2013 Revenue Reporting

In 2013, the Company is maintaining its current reporting of revenue by service offering as disclosed in the table above but will be making some adjustments between current geographical and channel reporting categories to more accurately reflect the revenue attribution by region. Additionally, the Company will make some minor customer channel changes and reallocate Core Network Services voice services revenue attributable to its reseller customers to Wholesale Voice Services and Other revenue.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles

generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, equity, revenue, expenses and related disclosures. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

While the Company has other accounting policies that involve estimates such as the allowance for doubtful accounts, valuation allowance for deferred tax assets, and unfavorable contracts recognized in purchase accounting, management has identified the policies below, which require the most significant judgments and estimates to be made in the preparation of the consolidated financial statements, as critical to its business operations and the understanding of its results of operations.

Revenue

Revenue for communications services, including colocation and data center services, transport and fiber, IP and data services, voice services and managed modem, is recognized monthly as the services are provided based on contractual amounts expected to be collected. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Intercarrier compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC.

For certain sale and long-term indefeasible right of use ("IRU") contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be delivered for a period of up to 25 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period and for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue also is recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its business.

Revenue Reserves

The Company establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. The Company's significant estimates are based on assumptions and other considerations, including payment history, credit ratings, customer financial performance, history of billing disputes and industry financial performance.

Cost of Revenue for Communications Services

The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of

disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate cost of revenue reserves for disputed supplier billings based on an analysis of its historical experience in resolving disputes with its suppliers.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Non-Cash Compensation

The Company recognizes stock-based compensation expense for all share-based payment awards in accordance with fair value recognition provisions. Under the fair value recognition provisions, the Company recognizes stock-based compensation expense net of an estimated forfeiture rate, recognizing compensation cost for only those awards expected to vest over the requisite service period of the awards. Determining the appropriate fair value model and estimating the fair value of share-based payment awards require subjective assumptions, including the assumption for stock price volatility for outperform stock options and the achievement of performance criteria for performance based awards. The Company estimates the stock price volatility using a combination of historical and implied volatility, as Level 3 believes it is consistent with the approach most marketplace participants would consider by using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options for the Company's common stock and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the options the Company is valuing. The Company issues outperform stock options in which the value received is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. The Company utilizes a modified Black-Scholes model due to the additional variables required to calculate the effect of the success multiplier for its outperform stock options, including estimating the expected volatility of the S&P 500® Index.

The assumptions used in estimating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. If actual forfeiture rates are materially different from the Company's estimate, stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

Valuation of Long-Lived Assets

The Company performs an assessment of its long-lived assets, including finite-lived acquisition-related intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of assets or asset groupings may not be recoverable. This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long- term forecasts of revenue growth, gross margins and operating expenses. All of these items require significant judgment and assumptions. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the long-lived asset's carrying value as compared to its

estimated fair value, based on management's assumptions and projections.

The Company conducted a long-lived asset impairment analysis in the fourth quarter of 2012 and 2011 and in each case concluded that its long-lived assets, including its finite-lived acquisition-related intangible assets, were not impaired. To the extent that future changes in assumptions and estimates cause a change in estimates of future cash flows that indicate the carrying amount of the Company's long-lived assets, including finite-lived acquisition-related intangible assets, may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's long-lived assets to their estimated fair value.

Useful Lives of Long-Lived Assets

The Company performs periodic internal reviews to evaluate the depreciable lives of its property, plant and equipment. Due to rapid changes in technology and the competitive environment, selecting the estimated economic life of telecommunications property, plant, and equipment requires a significant amount of judgment. The Company's internal reviews take into account input from the Company's global network services personnel regarding actual usage, physical wear and tear, replacement history, and assumptions regarding the benefits and costs of implementing new technology that factor in the need to meet the Company's financial objectives. In connection with the acquisition of Global Crossing, in 2011 the Company evaluated the estimated useful lives of its fixed assets and determined that the period it expected to use conduit, fiber, and certain transmission equipment was longer than the remaining useful lives originally estimated. In determining the change in estimated useful lives, the Company, with input from its engineering team, considered its historical usage patterns and retirements, estimates of technological obsolescence, and expected usage and maintenance. The change in the estimated useful lives of conduit, fiber, and certain transmission equipment resulted in a reduction of depreciation expense of approximately $74 million in the fourth quarter of 2011, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates applied to pre-existing and acquired conduit, fiber, and transmission equipment.

Goodwill

The Company performs an annual impairment assessment of its goodwill at the end of the fourth quarter, or more frequently if the Company determines that indicators of impairment exist. The Company's impairment review process considers the fair value of each reporting unit relative to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. In accordance with recently issued accounting guidance, prior to performing the two step evaluation, an assessment of qualitative factors may be performed to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value. If it is determined that it is unlikely that the carrying value exceeds the fair value, the Company is not required to complete the two step goodwill impairment evaluation. The selection and assessment of qualitative factors used to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value involves significant judgments and estimates.

In 2012, the Company's reporting units consist of its three regional operating units in: North America; Europe, the Middle East and Africa ("EMEA"); and Latin America. Goodwill assigned to the North America, EMEA and Latin America reporting units at December 31, 2012 totaled $2.565 billion and was $1.826 billion, $0.144 billion and $0.595 billion, respectively.

In 2011, the Company's reporting units were consistent with its two reportable segments. Goodwill assigned to the Level 3 and Global Crossing reportable segments at December 31, 2011 totaled $2.541 billion and was $1.427 billion and $1.114 billion, respectively.

In 2012 and 2011, the Company conducted its goodwill impairment analysis using a qualitative assessment

and determined it was not necessary to complete the two step goodwill impairment evaluation and that its goodwill was not impaired. As of December 31, 2012, the fair value of the reporting units substantially exceeded their carrying value.

To the extent that future changes in the Company's assumptions and estimates cause a change in the related fair value estimates that indicate the carrying amount of the Company's goodwill may not be recoverable, the Company may incur impairment charges in the future to write-down the carrying amount of the Company's goodwill to its estimated fair value.

Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term and restoration requirements for leased facilities. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure and restore certain of its leased properties. In addition, the Company must estimate the periods over which these costs will be incurred and the present value of such costs using the Company's estimate of its credit-adjusted risk-free interest rate upon initial recognition.

As a result of a strategic review of the Company's real estate portfolio in the fourth quarter of 2012, the Company completed an updated analysis and revised its estimated future cash flows of its asset retirement obligations. The analysis required estimating the probability or likelihood that the Company will be required to remove certain of its network infrastructure and restore leased properties, and the timing and amount of eventual costs. The analysis resulted in the downward revision of the Company's asset retirement obligation liability. This change in the estimated cash flows resulted in a non-cash gain of $49 million recorded within selling, general and administrative expense, and depreciation expense.

In conjunction with its review of the ROW obligation, the Company identified an error in its assumptions used to estimated its ROW obligation related to the extension of the useful lives of its conduit assets effective October 1, 2011 (See Note 1 - Organization and Summary of Significant Accounting Policies in the notes to the consolidated financial statements). The Company recorded a non-cash benefit of approximately $21 million recorded within selling, general and administrative expense during the fourth quarter of 2012 for the change in the ROW term used to estimate its ROW obligation. The reduction in the asset retirement obligations liability includes the change in estimate of the ROW term that arose in prior periods, which did not materially affect any of the Company's previously reported results of operations or financial condition, or the current period results of operations or financial condition.

As a result of the total revisions in estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligations liability by $73 million with an offsetting reduction to property, plant and equipment of $24 million, selling, general and administrative expenses of $47 million and depreciation and amortization of $2 million. The Company first reduced property, plant and equipment to the extent of the carrying amount of the related asset initially recorded when the asset retirement obligations were established. The amount of the remaining reduction to the asset retirement obligations were recorded as a reduction to depreciation expense to the extent of historical deprecation of the related asset and then to selling, general and administrative expenses.

The Company periodically evaluates its asset retirement obligations to determine if the amount and timing of its cash flow estimates continue to be appropriate based on current facts and circumstances.

Assessment of Loss Contingencies

The Company has legal, tax and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. The Company has provided for losses in situations where its has concluded that it is probable that a loss has been incurred and the amount of the loss is reasonably estimable. Further, with

respect to loss contingencies, where it is probable that a liability has been incurred and there is a range in the expected loss and no amount in the range is more likely than any other amount, the Company accrues at the low end of the range. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in predicting the likelihood of future events and estimating the financial impact of such events. Accordingly, it is possible that upon the further development or resolution of a contingent matter, a significant charge could be recorded in a future period related to an existing contingent matter. For additional information, see Note 16 - Commitments, Contingencies and Other Items in the notes to the consolidated financial statements.

Business Combinations

The accounting guidance for business combinations requires an acquiring entity to recognize all of the assets acquired and liabilities assumed at the acquisition date fair value. The allocation of the purchase price to the assets acquired and liabilities assumed from Global Crossing (and the related estimated lives of depreciable tangible and identifiable intangible assets) requires a significant amount of judgment and is considered a critical estimate. Such allocation of certain aspects of the purchase price to items that are more complex to value is performed by management, taking into consideration information provided to management by an independent valuation firm. See Note 2 - Events Associated with the Amalgamation of Global Crossing in the notes to the consolidated financial statements for additional information concerning the assignment of fair values to the assets and assumed liabilities of Global Crossing.

Results of Operations 2012 vs. 2011

(dollars in millions)	Year Ended December 31, 2012	2011	Change
Revenue	$ 6,376	$ 4,333	47 %
Cost of Revenue	2,602	1,706	53 %
Depreciation and Amortization	749	805	(7)%
Selling, General and Administrative	2,416	1,759	37 %
Restructuring Charges	34	11	NM
Total Costs and Expenses	5,801	4,281	36 %
Operating Income	575	52	NM
Other Income (Expense):			
Interest income	2	1	100 %
Interest expense	(733)	(716)	2 %
Loss on extinguishment of debt, net	(160)	(100)	60 %
Other, net	(58)	(23)	152 %
Total Other Expense	(949)	(838)	13 %
Loss Before Income Taxes	(374)	(786)	(52)%
Income Tax Expense	(48)	(41)	17 %
Loss from Continuing Operations	(422)	(827)	(49)%
Income from Discontinued Operations, Net	—	71	NM
Net Loss	$ (422)	$ (756)	(44)%

NM — Not meaningful Discussion of all significant variances:

Revenue by Service Offering:

(dollars in millions)	Year ended December 31, 2012	2011	Change %
Core Network Services	$ 5,587	$ 3,599	55%
Wholesale Voice Services and Other	789	734	7%
Total Revenue	$ 6,376	$ 4,333	47%

Revenue increased 47% to $6.376 billion in 2012 compared to $4.333 billion in 2011. The increase is primarily driven by the additional revenue associated with the Global Crossing acquisition completed in the fourth quarter of 2011. Excluding revenue from the Global Crossing acquisition, growth in Core Network Services revenue, particularly from enterprise customers, was partially offset by declines in Wholesale Voice Services and Other revenue.

The Company experienced growth in each of its service offerings during 2012 compared to 2011 as a result of the Global Crossing acquisition. Excluding revenue from the Global Crossing acquisition, Core Network Services revenue growth in IP and data services and voice services during 2012 was driven primarily by end customer demand for content delivery over the Internet and enterprise bandwidth, as well as increased usage for voice services. Growth in transport and fiber services and colocation and data center services was more modest during 2012.

Core Network Services revenue increased in the North America, EMEA and Latin America regions during 2012 compared to 2011 primarily as a result of the Global Crossing acquisition. Excluding revenue from the Global Crossing acquisition, revenue increased in the North America region and to a lesser extent the EMEA region during 2012 compared to 2011.

Wholesale Voice Services and Other revenue increased in 2012 compared to 2011 as a result of the Global Crossing acquisition. Excluding revenue from the Global Crossing acquisition, Wholesale Voice Services and Other revenue decreased in 2012 due to declines in usage. The Company continues to manage its combined wholesale voice services platform for margin contribution, and expects continued volatility in revenue as a result of this strategy. In addition, the Company expects managed modem and SBC Contract Services revenue to continue to decline due to an increase in the number of subscribers migrating to broadband services and as a result of the migration of the SBC traffic to the AT&T network, respectively. The Company is in the process of discontinuing managed modem services and has notified all current managed modem customers of this decision.

Cost of Revenue includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs, and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses.

Cost of revenue as a percentage of total revenue was 41% in 2012 compared to 39% in 2011. The increase is due to the inclusion of costs associated with the Global Crossing business, which has lower gross margins, in 2012 compared to 2011. This increase was partially offset by an improving gross margin mix from higher margin on-net Core Network Services and a decrease in lower margin Wholesale Voice Services and Other. Additionally, the Company continues to implement initiatives to reduce both fixed and variable network expenses.

Depreciation and Amortization expense decreased 7% to $749 million in 2012 from $805 million in 2011. The decrease is attributable to a change in the estimated useful lives of certain of the Company's property, plant and equipment that resulted in a reduction of depreciation expense in 2012 compared to 2011. The change in accounting estimate was applied on a prospective basis effective October 1, 2011 as required under the accounting standard related to changes in accounting estimates (See Note 1 - Organization and Summary of Significant Accounting Policies - *Property, Plant and Equipment* in the notes to the consolidated financial statements). This decrease was partially offset by additional depreciation and amortization as a result of the Global Crossing acquisition and property, plant and equipment additions since January 1, 2012.

Selling, General and Administrative ("SG&A") expenses include salaries, wages and related benefits (including non-cash, stock-based compensation expenses), property taxes, travel, insurance, rent, contract maintenance, advertising, accretion expense on asset retirement obligations and other administrative expenses. SG&A expenses also include certain network related expenses such as network facility rent, utilities and maintenance costs.

SG&A expenses increased 37% to $2.416 billion in 2012 compared to $1.759 billion in 2011. The increase

is primarily due to SG&A expenses associated with the Global Crossing acquisition, although transaction and integration costs decreased to approximately $47 million in 2012 from $70 million in 2011. In addition, there was higher employee compensation and related costs, as the Company continued to increase its sales, support and customer service delivery headcount, and merit salary increases became effective in the first quarter of 2012. These increases were partially offset by cost synergies achieved as a result of the Global Crossing acquisition in 2012 and a $47 million non-cash benefit as a result of a revision to the Company's estimated future asset retirement obligations (see Note 6 - Asset Retirement Obligations in the notes to the consolidated financial statements).

Also included in SG&A expenses in 2012 and 2011, respectively, were $135 million and $101 million of non- cash, stock-based compensation expenses related to grants of outperform stock options, restricted stock units, accruals for the Company's discretionary bonus, incentive and retention plans and shares issued for the Company's matching contribution for the 401(k) plan. The increase in non-cash, stock-based compensation expense is primarily due to an increase in the number of stock grants, including the Company's matching contribution for the 401(k) plan during 2012, primarily as a result of the Global Crossing acquisition.

Restructuring Charges in 2012 and 2011 were $34 million and $11 million, respectively. The increase was primarily due to an increase of reductions in headcount associated with the integration of the Global Crossing acquisition.

The Company may initiate additional restructuring activities in 2013 in connection with the efforts to optimize its cost structure or in connection with the Amalgamation of Global Crossing. Additional restructuring activities could result in additional headcount reductions and related charges.

Adjusted EBITDA, as defined by the Company, is net income (loss) from the consolidated statements of operations before (1) income tax benefit (expense), (2) total other income (expense), (3) non-cash impairment charges included within restructuring charges, (4) depreciation and amortization expense, (5) non-cash stock compensation expense included within selling, general and administrative expenses and (6) discontinued operations.

Adjusted EBITDA is not a measurement under generally accepted accounting principles ("GAAP") and may not be used in the same way by other companies. Management believes that Adjusted EBITDA is an important part of the Company's internal reporting and is a key measure used by management to evaluate profitability and operating performance of the Company and to make resource allocation decisions. Management believes such measurement is especially important in a capital-intensive industry such as telecommunications. Management also uses Adjusted EBITDA to compare the Company's performance to that of its competitors and to eliminate certain non-cash and non-operating items in order to consistently measure from period to period its ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Adjusted EBITDA excludes non-cash impairment charges and non-cash stock compensation expense because of the non-cash nature of these items. Adjusted EBITDA also excludes interest income, interest expense and income tax benefit (expense) because these items are associated with the Company's capitalization and tax structures. Adjusted EBITDA also excludes depreciation and amortization expense because these non-cash expenses reflect the effect of capital investments which management believes are better evaluated through cash flow measures. Adjusted EBITDA excludes net other income (expense) because these items are not related to the primary operations of the Company.

There are limitations to using non-GAAP financial measures such as Adjusted EBITDA, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from the Company's calculations. Additionally, this financial measure does not include certain significant items such as interest income, interest expense, income tax benefit (expense), depreciation and amortization expense, non-cash impairment charges, non-cash stock compensation expense and net other income (expense). Adjusted EBITDA should not be considered a substitute for other measures of financial performance reported in accordance with GAAP.

The following information provides a reconciliation of Net Loss to Adjusted EBITDA as defined by the Company:

	Year Ended December 31,	
(dollars in millions)	2012	2011
Net Loss	$ (422)	$ (756)
Income Tax Expense	48	41
Total Other Expense	949	838
Depreciation and Amortization Expense	749	805
Non-Cash Compensation Expense	135	101
Discontinued Operations of Coal Mining Business	—	(71)
Adjusted EBITDA	$ 1,459	$ 958

Consolidated Adjusted EBITDA was $1.459 billion in 2012 compared with $958 million in 2011. The increase in Adjusted EBITDA is primarily attributable to Adjusted EBITDA associated with the Global Crossing acquisition and growth in the Company's higher incremental margin Core Network Services revenue and continued improvements in cost of revenue.

Interest Expense increased 2% to $733 million in 2012 from $716 million in 2011. Interest expense increased as a result of a higher average debt balance for 2012 compared to 2011, including financings associated with the Global Crossing acquisition, partially offset by lower cost of borrowing on refinanced debt.

The Company expects annual interest expense in 2013 to approximate $665 million based on the Company's outstanding debt as of December 31, 2012, and taking into consideration the current interest rates on the Company's variable rate debt, and the January 2013 repayment at maturity of approximately $172 million of the 15% Convertible Senior Notes. See Note 12 - Long-Term Debt in the notes to consolidated financial statements for additional information on Level 3's financing activities.

Loss on Extinguishment of Debt, net was $160 million in 2012 compared to a loss of $100 million in 2011. The loss recorded during 2012 was related to a charge of $50 million related to the refinancing of the $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan in October 2012, a charge of $9 million related to the refinancing of the $1.4 billion Tranche A Term Loan in August 2012 and the repayment of existing vendor financing obligations, a charge of $40 million as a result of the redemption of the 8.75% Senior Notes due 2017 in August 2012, a charge of $22 million related to the redemption of the 9.25% Senior Notes due 2014 in February 2012, and a charge of $39 million as a result of the exchange of a portion of the 15% Convertible Senior Notes due 2013 for approximately 5.4 million shares of Level 3 common stock in March 2012.

The loss recorded during 2011 was related to a charge of approximately $27 million recognized in the fourth quarter of 2011 for the redemption of the 3.5% Convertible Senior Notes due 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan, a charge of approximately $29 million recognized for the July 2011 conversion of the 15% Convertible Senior Notes due 2013, a charge of less than $1 million for the 3.5% Senior Notes due 2012 repurchased in August 2011, a $23 million charge recognized for the portion of the 9.25% Senior Notes due 2014 retired in April 2011 and a $20 million charge recorded in the first quarter of 2011, which was the result of the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9% Convertible Senior Discount Notes due 2013. See Note 12 - Long-Term Debt in the notes to the consolidated financial statements for more details regarding the Company's financing activities.

Other, net was $58 million of expense in 2012 compared to $23 million of expense in 2011. Other, net is

primarily comprised of gains and losses from the change in the fair value of certain derivative investments, as well as gains and losses on the sale of non-operating assets, foreign currency gains and losses and other income. Other, net in 2012 was driven by a non-cash loss on the Company's interest rate swap agreements of approximately $60 million that were deemed "ineffective" under GAAP in connection with the refinancing of the $1.4 billion Tranche A Term Loan. See Note 12 - Long-Term Debt in the notes to the consolidated financial statements for more details regarding the Company's financing activities. The expense recognized in 2011 is primarily related to a charge of approximately $20 million related to the impairment of certain wireless spectrum licenses (See Note 8 - Acquired Intangible Assets in the notes to consolidated financial statements).

Income Tax Expense was $48 million in 2012 compared to $41 million in 2011. The income tax expense in 2012 was primarily related to income taxes for Latin American entities acquired as part of the Global Crossing acquisition. The income tax expense during 2011 is primarily related to an out of period adjustment due to taxable temporary differences associated with certain indefinite-lived intangible assets that the Company is unable to offset by temporary differences associated with its deferred tax assets as well as income tax expense associated with the post-acquisition results of Global Crossing. See Note 1 - Organization and Summary of Significant Accounting Policies in the notes to the consolidated financial statements.

The Company incurs income tax expense attributable to income in various Level 3 subsidiaries that are required to file state or foreign income tax returns on a separate legal entity basis. The Company also recognizes accrued interest and penalties in income tax expense related to uncertain tax benefits.

Income from Discontinued Operations was net $71 million of income in 2011. Level 3, through its two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from the Company's balance sheet and a gain on the transaction of approximately $72 million was recognized in 2011.

Results of Operations 2011 vs. 2010

(dollars in millions)	Year Ended December 31,		
	2011	2010	Change %
Revenue	$ 4,333	$ 3,591	21 %
Cost of Revenue	1,706	1,434	19 %
Depreciation and Amortization	805	870	(7)%
Selling, General and Administrative	1,759	1,373	28 %
Restructuring Charges	11	2	NM
Total Costs and Expenses	4,281	3,679	16 %
Operating Income (Loss)	52	(88)	NM
Other Income (Expense):			
Interest income	1	1	NM
Interest expense	(716)	(586)	22 %
Loss on extinguishment of debt, net	(100)	(59)	69 %
Other, net	(23)	20	NM
Total Other Expense	(838)	(624)	34 %
Loss Before Income Taxes	(786)	(712)	10 %
Income Tax (Expense) Benefit	(41)	91	NM
Loss from Continuing Operations	(827)	(621)	33 %
Income (Loss) from Discontinued Operations, Net	71	(1)	NM
Net Loss	$ (756)	$ (622)	22 %

NM — Not meaningful

Discussion of all significant variances:

Total Revenue by Service Offering:

(dollars in millions)	Year Ended December 31, 2011	2010	Change %
Core Network Services	$ 3,599	$ 2,827	27 %
Wholesale Voice Services and Other	734	764	(4)%
Total Revenue	$ 4,333	$ 3,591	21 %

Revenue increased 21% to $4.333 billion in 2011 compared to $3.591 billion in 2010. The increase in total revenue was driven by growth in the Company's Core Network Services revenue from several existing services and the additional revenue associated with the Global Crossing acquisition during the fourth quarter partially offset by an expected decline in Wholesale Voice Services and Other revenue.

The Company experienced increases within Core Network Services revenue in 2011 compared to 2010, primarily within data, CDN and IP services. The Company experienced strong growth in data, CDN and IP services revenue during 2011 driven by increased demand for enterprise bandwidth and end customer demand for content delivery over the Internet. The Company also experienced full year increases driven by demand in its transport and infrastructure services and colocation services, while its voice services during 2011 were relatively flat compared to 2010. The Company's 2011 results include approximately $590 million of Global Crossing's revenue as a result of the acquisition on October 4, 2011.

The decrease in Wholesale Voice Services and Other revenue in 2011 compared to 2010 was due to a decline in Other revenue as a result of a decline in managed modem revenue and SBC Contract Services revenue.

Cost of Revenue as a percentage of total revenue was 39% in 2011 compared to 40% in 2010. The Company has benefited from higher margin on-net Core Network Services and a decrease in lower margin Wholesale Voice Services, offset by the inclusion of three months of costs attributable to the Global Crossing acquisition of approximately $322 million in 2011.

Depreciation and Amortization expense decreased 7% to $805 million in 2011 from $870 million in 2010. The decrease is primarily attributable to a change in the estimated useful lives of certain of the Company's property, plant and equipment that resulted in a reduction of depreciation expense of approximately $74 million in the fourth quarter of 2011, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates (See Note 1 - Organization and Summary of Significant Accounting Policies - *Property, Plant and Equipment* in the notes to the consolidated financial statements). The decrease also reflects the reduction in depreciation expense associated with shorter-lived fixed assets becoming fully depreciated, the effect of foreign currency fluctuations and additional depreciation and amortization associated with the Global Crossing acquisition in the fourth quarter of 2011.

SG&A expenses increased 28% to $1.759 billion in 2011 compared to $1.373 billion in 2010. The increase includes $253 million of SG&A costs associated with Global Crossing. The remaining increase in 2011 compared to 2010 is driven by transaction costs and integration costs incurred by the Company for the Global Crossing acquisition of approximately $70 million, as well as higher employee compensation and related costs as the Company continued to increase its sales, support and customer installation activity headcount during 2011.

Also included in SG&A expenses in 2011 and 2010, respectively, were $101 million and $67 million, respectively, of non-cash, stock-based compensation expenses related to grants of outperform stock options, restricted stock units, accruals for the Company's discretionary bonus, and shares issued for the Company's

matching contribution for the 401(k) plan. The increase in non-cash, stock-based compensation expense is primarily due to higher headcount, an increase in the 2011 discretionary stock-based bonus which was distributed to employees in 2012, an increase in the stock price on the grant date associated with the 2011 annual restricted stock unit grant compared to 2010, and an adjustment in 2011 to the 2010 stock bonus grant issued in 2011 due to a higher stock price on the actual grant date in 2011.

Restructuring Charges in 2011 and 2010 were $11 million and $2 million, respectively. The increase in 2011 compared to 2010 was primarily due to reductions in headcount associated with the Global Crossing acquisition, as the Company had not initiated any significant new workforce reduction plans in 2011 or 2010.

Adjusted EBITDA. The following information provides a reconciliation of Net Loss to Adjusted EBITDA as defined by the Company:

	Year Ended December 31,	
(dollars in millions)	**2011**	**2010**
Net Loss	$ (756)	$ (622)
Income Tax Expense (Benefit)	41	(91)
Total Other Expense	838	624
Depreciation and Amortization Expense	805	870
Non-Cash Compensation Expense	101	67
Discontinued Operations of Coal Mining Business	(71)	1
Adjusted EBITDA	$ 958	$ 849

Consolidated Adjusted EBITDA was $958 million in 2011, including $47 million for the Global Crossing business from the date of acquisition compared with $849 million in 2010. Adjusted EBITDA for the Level 3 business was $911 million in 2011 compared to $849 million in 2010. The increase in Adjusted EBITDA for the Level 3 business in 2011 is primarily attributable to the growth in the Company's higher incremental margin Core Network Services revenue and continued improvements in cost of revenue.

Interest Expense increased 22% to $716 million in 2011 from $586 million in 2010. Interest expense increased as a result of a higher average debt balance for 2011 compared to 2010, including financings associated with the Global Crossing acquisition.

Loss on Extinguishment of Debt, net was $100 million in 2011 compared to a loss of $59 million in 2010. The loss recorded during 2011 was related to a charge of $27 million recognized in the fourth quarter of 2011 for the redemption of the 3.5% Convertible Senior Notes due 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan, a charge of $29 million recognized for the July 2011 conversion of the 15% Convertible Senior Notes due 2013, a charge of less than $1 million for the 3.5% Senior Notes due 2012 repurchased in August, a $23 million charge recognized for the portion of the 9.25% Senior Notes due 2014 retired in April 2011 and a $20 million charge recorded in the first quarter of 2011, which was the result of the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9% Convertible Senior Discount Notes due 2013. The loss recorded during 2010 was related to a $4 million charge recognized as a result of the redemption of the Company's 10% Convertible Senior Notes due 2011 and a $55 million charge recognized in connection with the tender offer and consent solicitation of the Company's 12.25% Senior Notes due 2013. See Note 12 - Long-Term Debt in the notes to consolidated financial statements for more details regarding the Company's financing activities.

Other, net was $23 million of expense in 2011 compared to $20 million of income in 2010. The expense recognized in 2011 also includes a charge of approximately $20 million related to the impairment of certain wireless spectrum licenses (See Note 8 - Acquired Intangible Assets in the notes to consolidated financial statements).

Income Tax Expense was $41 million expense in 2011 compared to a $91 million benefit in 2010. The income tax expense during 2011 is primarily related to an out of period adjustment due to taxable temporary differences associated with certain indefinite-lived intangible assets that the Company is unable to offset by temporary differences associated with its deferred tax assets. The 2011 income tax expense also includes approximately $8 million associated with the post acquisition results of Global Crossing. See Note 1 - Organization and Summary of Significant Accounting Policies in the notes to consolidated financial statements for additional details. The income tax benefit in 2010 primarily related to a release of certain foreign deferred tax asset valuation allowances.

Income (Loss) from Discontinued Operations was net $71 million of income in 2011 compared to a $1 million loss in 2010. As discussed above, Level 3 sold its coal mining business in the fourth quarter of 2011. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from the Company's balance sheet and it recognized a gain on the transaction of approximately $72 million in 2011. The $1 million loss in 2010 was a result of costs exceeding revenue due to lower volume of tons mined, partially offset by the commencement of new contracts during the year.

Financial Condition—December 31, 2012

Cash flows provided by operating activities, investing activities and financing activities for the years ended December 31, 2012 and 2011, respectively, are summarized as follows:

	Year Ended December 31,		
(dollars in millions)	2012	2011	Change
Net Cash Provided by Operating Activities of Continuing Operations	$ 578	$ 388	$ 190
Net Cash Used in Investing Activities of Continuing Operations	(725)	(398)	(327)
Net Cash Provided by Financing Activities of Continuing Operations	207	261	(54)
Net Cash Provided by Discontinued Operations	—	51	(51)
Effect of Exchange Rates on Cash and Cash Equivalents	1	—	1
Net Change in Cash and Cash Equivalents	$ 61	$ 302	$ (241)

Operating Activities of Continued Operations

Cash provided by operating activities of continuing operations increased to $578 million in 2012 compared with $388 million in 2011 primarily due to growth in earnings as a result of the Global Crossing acquisition, partially offset by higher interest paid and an increase in the use of cash for working capital items.

Investing Activities of Continued Operations

Cash used in investing activities of continuing operations increased in 2012 compared to 2011 primarily as a result of additional capital expenditures, which totaled $743 million in 2012 and $494 million in 2011 and were driven by the inclusion of Global Crossing in the Company's results since the acquisition date. In addition, $146 million of cash was received in 2011 as a result of the amalgamation of Global Crossing. The capital expenditures in 2012 as a percentage of revenue were fairly consistent with 2011 levels.

Financing Activities of Continued Operations

Cash provided by financing activities of continuing operations decreased in 2012 compared to 2011 as a result of lower borrowings net of payments and repurchases of debt and capital leases. Financing activities exclude proceeds and payments for borrowings placed in escrows upon issuance and used for settlement of Global Crossing debt in the amount of $1.2 billion in 2011. See Note 12 - Long-Term Debt in the notes to the consolidated financial statements for more details regarding the Company's debt transactions during 2012.

Cash Flows of Discontinued Operations

Net cash provided by discontinued operations was $51 million in 2011 primarily as a result of the sale of the Company's coal mining business on November 14, 2011, which resulted in approximately $55 million of incremental unrestricted cash.

Liquidity and Capital Resources

The Company incurred a net loss of $422 million in 2012 and $756 million in 2011. In connection with its continuing operations, the Company used $743 million for capital expenditures and $207 million of cash was provided by financing activities in 2012. This compares to $494 million of cash used for capital expenditures and $261 million of cash flows provided by financing activities in 2011.

Net cash interest payments are expected to decrease to approximately $645 million in 2013 from $695 million in 2012 based on forecasted interest rates on the Company's variable rate debt outstanding as of December 31, 2012.

Capital expenditures for 2013 are expected to remain relatively consistent as a percentage of revenue with 2012, as the Company invests in base capital expenditures (estimated capital required to keep the network operating efficiently and support new service development) with the remaining capital expenditures expected to be partly success-based, which is tied to a specific customer revenue opportunity, and partly project-based where capital is used to expand the network based on the Company's expectation that the project will eventually lead to incremental revenue. As of December 31, 2012, the Company had contractual debt obligations, including capital lease obligations, and excluding interest, discounts on debt issuance and fair value adjustments, of $216 million that mature in 2013, $23 million in 2014 and $788 million in 2015. In January 2013, the Company repaid at maturity approximately $172 million of its 15% Convertible Senior Notes.

In October 2012, Level 3 Financing refinanced its existing $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under its existing senior secured credit facility through the creation of a new Tranche B-II 2019 Term Loan due August 1, 2019 in the aggregate principal amount of $1.2 billion along with cash on hand and recognized a loss on the extinguishment of debt of $50 million.

In September 2012, the Company used approximately $63 million to fully repay the outstanding principal amount of its Commercial Mortgage due 2015 along with accrued interest.

Level 3 Financing refinanced its existing $1.4 billion Tranche A Term Loan under its existing senior secured credit facility through the creation of New Term Loans in the aggregate principal amount of $1.415 billion in August 2012. The New Term Loans consist of: (a) $600 million senior secured term loan which matures on February 1, 2016 and (b) $815 million senior secured term loan which matures on August 1, 2019. The Company used the net proceeds from the New Term Loans, along with cash on hand, to prepay Level 3 Financing's $1.4 billion Tranche A Term Loan under the existing credit agreement which was to mature in March 2014 and used the remaining net proceeds to repay $15 million in principal amount plus premium for existing vendor financing obligations. The Company recognized a loss on extinguishment of debt of $9 million in the third quarter of 2012 as a result of refinancing the $1.4 billion Tranche A Term Loan and repayment of existing vendor financing

obligations. In addition, in connection with the refinancing of the Tranche A Term Loan, the Company recognized a $60 million non-cash loss on two interest rate swaps that had previously hedged changes in the interest rate on a portion of the Tranche A Term Loan. See Note 11 - Derivative Financial Instruments in the notes to consolidated financial statements.

In August 2012, Level 3 Financing completed the offering of $775 million aggregate principal amount of its 7% Senior Notes due 2020 in a private offering. The net proceeds from the offering of the notes, along with cash on hand, were used to redeem all of Level 3 Financing's outstanding 8.75% Senior Notes due 2017, including the payment of accrued interest and applicable premiums. The Company recognized a loss on extinguishment of debt of $40 million in the third quarter of 2012 as a result of the redemption of the 8.75% Senior Notes due 2017.

In August 2012, the Company completed the offering of $300 million aggregate principal amount of its 8.875% Senior Notes due 2019 in a private offering. The net proceeds from the offering of the notes are being used for general corporate purposes, including the potential repurchase, redemption, repayment or refinancing of the Company's and its subsidiaries' existing indebtedness from time to time.

In March 2012, the Company entered into an exchange agreement for a portion of its 15% Convertible Senior Notes due 2013. Pursuant to the agreement, approximately $100 million aggregate principal amount of Level 3's outstanding 15% Convertible Senior Notes due 2013 were exchanged for approximately 3.7 million shares of Level 3 common stock into which the notes were convertible plus an additional 1.7 million shares for a total of approximately 5.4 million shares. The consideration was based on the market price for these notes which included an inducement premium and included a payment for accrued and unpaid interest from January 15, 2012 through March 15, 2012 of approximately $2 million. This transaction did not include the payment by the Company of any cash. The Company recognized a loss on extinguishment of debt of $39 million in the first quarter of 2012 as a result of this exchange of the 15% Convertible Senior Notes due 2013. The transaction will reduce cash interest expense by approximately $15 million on an annual basis.

In January 2012, Level 3 Financing issued $900 million aggregate principal amount of its 8.625% Senior Notes due 2020 in a private transaction. A portion of the net proceeds from the offering were used to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million. The Company recognized a loss on extinguishment of debt of $22 million in the first quarter of 2012 as a result of the redemption of the 9.25% Senior Notes due 2014. The remaining proceeds constitute purchase money indebtedness under the existing senior secured credit agreement and indentures of Level 3 and were used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS Assets (as defined in the existing senior secured credit agreement and indentures of Level 3), including the cash purchase price of any past, pending or future acquisitions.

See Note 12 - Long-Term Debt in the notes to consolidated financial statements for more details regarding the Company's 2012 financing activities.

The Company had $979 million of cash and cash equivalents on hand at December 31, 2012, including $43 million of current and non-current restricted cash and securities used to collateralize outstanding letters of credit and certain performance and operating obligations of the Company. In addition, $69 million (valued at the fixed official CADIVI rate on that date of 4.30 Venezuelan bolivares to the U.S. Dollar) of the Company's total cash and cash equivalents was held in Venezuelan bolivares by a Venezuelan subsidiary. In light of the Venezuelan exchange control regime, none of such $69 million may be transferred to the Company or any other subsidiary of the Company in the form of loans, advances or cash dividends without the consent of the Venezuelan government. Effective February 13, 2013, the Venezuelan government devalued the Venezuelan bolivar by increasing the official rate from 4.30 Venezuelan bolivares to the U.S. Dollar to 6.30 Venezuelan bolivares to the U.S. Dollar, except for a limited set of goods and services deemed "essential" that will temporarily continue to attract the 4.30 rate. If enacted prior to December 31, 2012, this devaluation would have reduced the Company's unrestricted cash and cash equivalents by approximately $22 million based on the bolivar balances as of December 31, 2012. See Note 18 - Subsequent Events in the notes to the consolidated financial statements.

Based on information available at this time, the Company believes that its current liquidity and anticipated future cash flows from operations will be sufficient to fund its business for at least the next twelve months.

The Company may need to refinance all or a portion of its indebtedness at or before maturity and cannot provide assurances that it will be able to refinance any such indebtedness on commercially reasonable terms or at all. In addition, the Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments as well as future amounts due at maturity or to extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of the existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets.

Consolidation of the communications industry may continue. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the contractual obligations and other commercial commitments of the Company at December 31, 2012, as further described in the Notes to Consolidated Financial Statements.

Payments Due by Period

	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
		(dollars in millions)			
Contractual Obligations					
Long-Term Debt, including current portion(1)	$ 8,780	$ 216	$ 811	$ 794	$ 6,959
Interest Obligations(2)	4,045	691	1,249	1,107	998
Asset Retirement Obligations	55	3	15	—	37
Operating Leases	1,427	255	401	273	498
Right of Way Agreements	705	115	112	92	386
Purchase and Other Obligations	1,188	824	185	60	119
Other Commercial Commitments					
Letters of Credit	31	8	1	1	21

(1) Pro forma for the repayment at maturity in January 2013 of approximately $172 million aggregate principal amount of the Company's 15% Convertible Senior Notes due 2013, the Company's contractual obligations for long-term debt, including current portion, would total $8.608 billion comprised of: $44 million due in less than one year, $811 million due in two to three years, $794 million due in four to five

years and $6.959 billion due after 5 years.

(2) Includes the Company's estimated future cash flows related to interest rate swap obligations included in Other Non-Current Liabilities presented in Note 10 - Fair Value of Financial Instruments in the notes to consolidated financial statements.

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default. The Company's debt instruments do not have covenants that require the Company or its subsidiaries to maintain certain levels of financial performance or other financial measures such as total leverage or minimum revenues. These types of covenants are commonly referred to as "maintenance covenants."

Long-term debt obligations exclude issue discounts and fair value adjustments.

Interest obligations assume interest rates on $2.914 billion of variable rate debt do not change from December 31, 2012. In addition, interest is calculated based on debt outstanding as of December 31, 2012.

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term and restoration requirements for leased facilities. The initial and subsequent measurement of the Company's asset retirement obligations require the Company to make significant estimates regarding the eventual costs and probability or likelihood that the Company will be required to remove certain of its network infrastructure and restore certain of its leased properties.

Due to uncertainty regarding the completion of tax audits and possible outcomes, the remaining estimate of the timing of payments related to uncertain tax positions and interest cannot be made. See Note 14 - Income Taxes in the notes to consolidated financial statements for additional information regarding the Company's uncertain tax positions.

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. The Company includes payments due during these automatic renewal periods given the significant cost to relocate the Company's network and other facilities.

Certain other right of way agreements are cancelable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2013, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Purchase and other obligations represent all outstanding purchase order amounts of the Company as of December 31, 2012 ($508 million), contractual commitments with third parties to purchase network access services ($390 million), maintenance payments for portions of the Company's network ($273 million) and other ($17 million).

The table above does not include other long-term liabilities, such as liabilities recorded for legal matters that are not contractual obligations by nature. The Company cannot determine with any degree of certainty the years in which these liabilities might ultimately be paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Level 3 is subject to market risks arising from changes in interest rates. As of December 31, 2012, the Company had borrowed a total of approximately $2.9 billion primarily under a Senior Secured Term Loan (excluding discounts) and Floating Rate Senior Notes due 2015 that bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under the debt instruments, unless LIBOR rates are below the minimum LIBOR rate for a particular Senior Secured Term Loan. The weighted average interest rate on the variable rate instruments at December 31, 2012, was approximately 4.9%.

In March 2007, Level 3 Financing entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The two interest rate swap agreements are with different counterparties and are for $500 million each. The interest rate swap agreements were effective beginning in 2007 and mature in January 2014. Under the terms of the interest rate swap agreements, Level 3 receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and approximately 4.92% under the other.

Prior to August 6, 2012 and the refinancing of the $1.4 billion Tranche A Term Loan, Level 3 had designated the interest rate swap agreements as cash flow hedges on the interest payments for $1 billion of floating rate debt. However, as a result of the refinancing of the $1.4 billion Tranche A Term Loan on August 6, 2012, the two interest rate swap agreements that had effectively hedged the interest rate on $1 billion of floating rate debt were deemed "ineffective" under GAAP. See Note 12 - Long Term Debt in the notes to the consolidated financial statements for more details regarding the Company's interest rate swaps.

As indicated above, the weighted average interest rate on the $2.9 billion of variable rate instruments at December 31, 2012, was approximately 4.9%. The Company's senior secured credit facility's variable interest rate is based on a fixed rate plus LIBOR with a fixed minimum LIBOR rate of 1.5%. The LIBOR rate for the Company's senior secured credit facility was 0.3% at December 31, 2012. Declines in LIBOR below the fixed minimum rate or increases up to the fixed minimum rate do not impact the Company's annual interest expense. A hypothetical increase in the weighted average rate by 1% point would increase the Company's annual interest rate expense on all of its variable rate instruments by approximately $3 million as of December 31, 2012.

At December 31, 2012, the Company had $5.9 billion (excluding discounts and fair value adjustments) of fixed rate debt bearing a weighted average interest rate of 8.9%. A decline in interest rates in the future will not generally benefit the Company with respect to the fixed rate debt due to the terms and conditions of the indentures relating to that debt that would require the Company to repurchase the debt at specified premiums if redeemed early. Indicated changes in interest rates are based on hypothetical movements and are not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

Foreign Currency Exchange Rate Risk

The Company conducts a portion of its business in currencies other than the U.S. dollar, the currency in which the Company's consolidated financial statements are reported. Accordingly, the Company's operating results could be adversely affected by foreign currency exchange rate volatility relative to the U.S. dollar. The Company's European subsidiaries and certain Latin American subsidiaries use the local currency as their functional currency, as the majority of their revenue and purchases are transacted in their local currencies. Although the Company continues to evaluate strategies to mitigate risks related to the effect of fluctuations in currency exchange rates, the Company will likely recognize gains or losses from international transactions. Changes in foreign currency rates could adversely affect the Company's operating results.

Effective February 13, 2013, the Venezuelan government devalued the Venezuelan bolivar by increasing the official rate from 4.30 Venezuelan bolivares to the U.S. Dollar to 6.30 Venezuelan bolivares to the U.S. Dollar,

except for a limited set of goods and services deemed "essential" that will temporarily continue to attract the 4.30 rate. If enacted prior to December 31, 2012, this devaluation would have reduced the Company's net monetary assets by $20 million, including unrestricted cash and cash equivalents of $22 million, based on the bolivar balances as of December 31, 2012. The devaluation of the Company's net monetary assets will result in a charge which will be recognized in other expense, net in the consolidated statement of operations in the first quarter of 2013. Based on the bolivar balances as of December 31, 2012, the charge would be $20 million. The effects on revenue and operating income are not expected to be material in light of certain pricing adjustment mechanisms in many of the Company's contracts with Venezuelan customers and since most of the Company's costs in Venezuela are incurred in bolivares.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2012. Based upon such review, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective and are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

The Company completed the amalgamation of Global Crossing on October 4, 2011. The Company is currently integrating policies, processes, people, technology, and operations of the combined Company. Management will continue to evaluate the Company's internal controls over financial reporting as it continues its integration of Global Crossing. There were no other changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of its management, including the Company's principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2012 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. That report appears on page F-3.

SEC FILINGS

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public on the Internet at the SEC's website at *www.sec.gov*. You may also read and copy any document the Company files with the SEC at the SEC's public reference room, located at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. Level 3's annual report on Form 10-K and all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of its website as soon as reasonably practicable after the Company files such materials with, or furnish them to, the SEC. The Company's website is *www.level3.com*. The Company cautions you that the information on its website is not part of this or any other report the Company files with, or furnishes to, the SEC.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information.

Our common stock is currently traded on the New York Stock Exchange under the symbol "LVLT." Prior to October 20, 2011, our common stock was traded on the NASDAQ Global Select Market. We completed a 1 for 15 reverse stock split effective after the close of trading on October 19, 2011. On October 20, 2011, we transferred the listing of our common stock from the NASDAQ Global Select Market to the New York Stock Exchange and began trading on a reverse stock split adjusted basis. As of February 22, 2013, there were approximately 7,250 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share sales prices of our common stock as reported by the NASDAQ Global Select Market from January 1, 2010 to October 19, 2011 and the NYSE Composite Tape from October 20, 2011 to December, 31, 2011 and all of 2012, as adjusted for the reverse stock split noted above.

Year Ended December 31, 2012	High	Low
First Quarter	$ 27.53	$ 16.87
Second Quarter	26.72	19.72
Third Quarter	24.75	18.12
Fourth Quarter	23.22	18.19

Year Ended December 31, 2011	High	Low
First Quarter	$ 24.75	$ 14.70
Second Quarter	36.90	21.00
Third Quarter	40.05	20.55
Fourth Quarter	36.00	16.51

Equity Compensation Plan Information.

We have two equity compensation plans under which we may issue shares of our common stock to employees, officers, directors and consultants. They are The Level 3 Communications, Inc. Stock Plan and the 2003 Global Crossing Limited Stock Incentive Plan. We assumed sponsorship of the 2003 Global Crossing Limited Stock Incentive Plan in connection with the acquisition of Global Crossing. Options outstanding under the 2003 Global Crossing Limited Stock Incentive Plan at the closing of the acquisition were automatically exchanged for options to purchase shares of our common stock and the plan was amended to provide for the issuance of shares of our common stock. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under The Level 3 Communications, Inc. Stock Plan (in the "Equity compensation plans approved by stockholders" category) and the 2003 Global Crossing Limited Stock Incentive Plan (in the "Equity compensation plans not approved by stockholders" category) as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	9,138,536 *	$ 23.40 **	16,381,225
Equity compensation plans not approved by stockholders	62,324 ***	$ 12.18 ***	3,352,982

* Includes, among other awards, awards of outperform stock appreciation units ("OSOs"). For purposes of this table, each OSO is considered to use a single share of our common stock from the total number of shares reserved for issuance under The Level 3 Communications, Inc. Stock Plan even though the actual payout multiplier may range from zero to four, as described below.

** At December 31, 2012, the only type of award outstanding under The Level 3 Communications, Inc. Stock Plan that included an "exercise price" was the OSOs. The weighted-average exercise price indicated is for the outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

*** Includes awards of options only. The 2003 Global Crossing Limited Stock Incentive Plan provides for the granting of (i) stock options, (ii) stock appreciation rights and (iii) other stock-based awards, including, without limitation, restricted share units, to eligible participants. The vesting of outstanding awards may be accelerated and the securities issuable pursuant to outstanding awards may be adjusted upon the occurrence of certain corporate events. No awards may be granted under the plan after December 8, 2013. For additional information about the plan, see Note 13, "Employee Benefits and Stock-Based Compensation" to our consolidated financial statements included in this annual report on Form 10-K.

OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is settled. OSOs have a three-year life and vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of OSOs are not able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option."

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." On the settlement date, the Initial Price is adjusted-as of that date-by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the settlement date. The Initial Price, however, cannot be adjusted below the closing price of our common stock on the day that the OSO was granted.

The value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award is described as follows. The Initial Price is adjusted over time (the "Adjusted Strike Price") until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the settlement date. The value of the OSO increases for increasing levels of outperformance. OSOs have

a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	**Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:**
0% or Less	—
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the settlement or exercise date.

Dividend Policy.

Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, under certain of our debt covenants we may be restricted from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this annual report on Form 10-K into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2008 through 2012 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2007, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index


120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012
Level 3
S&P 500
NASDAQ
Telecommunications

	12/07	12/08	12/09	12/10	12/11	12/12
Level 3 Common Stock	$ 100.00	$ 23.03	$ 50.33	$ 32.24	$ 37.26	$ 50.68
S&P 500® Index	100.00	63.00	79.67	91.67	93.61	108.59
NASDAQ Telecommunications	100.00	57.58	72.97	86.05	90.30	89.62

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the condition under which they are required or because the information called for is shown in the consolidated financial statements or in the notes hereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, cash flows, and changes in stockholders' equity (deficit) for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of Level 3 Communications, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2013 expressed an unqualified opinion on the effectiveness of the Level 3 Communications, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Denver, Colorado
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on Level 3 Communications, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss,

cash flows, and changes in stockholders' equity (deficit) for each of the years in the three-year period ended December 31, 2012, and our report dated February 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Denver, Colorado
February 26, 2013

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations for each of the three years ended December 31,

(dollars in millions, except per share data)	2012	2011	2010
Revenue	$ 6,376	$ 4,333	$ 3,591
Costs and Expenses Exclusive of Depreciation and Amortization shown separately below:			
Cost of Revenue	2,602	1,706	1,434
Depreciation and Amortization	749	805	870
Selling, General and Administrative	2,416	1,759	1,373
Restructuring Charges	34	11	2
Total Costs and Expenses	5,801	4,281	3,679
Operating Income (Loss)	575	52	(88)
Other Income (Expense):			
Interest income	2	1	1
Interest expense	(733)	(716)	(586)
Loss on extinguishment of debt, net	(160)	(100)	(59)
Other, net	(58)	(23)	20
Total Other Expense	(949)	(838)	(624)
Loss Before Income Taxes	(374)	(786)	(712)
Income Tax (Expense) Benefit	(48)	(41)	91
Loss from Continuing Operations	(422)	(827)	(621)
Income (Loss) from Discontinued Operations, Net	—	71	(1)
Net Loss	$ (422)	$ (756)	$ (622)
Basic and Diluted Loss per Share			
Loss per Share from Continuing Operations	$ (1.96)	$ (6.03)	$ (5.61)
Income (Loss) per Share from Discontinued Operations	—	0.52	(0.01)
Net Loss per Share	$ (1.96)	$ (5.51)	$ (5.62)
Shares Used to Compute Basic and Diluted Loss per Share (in thousands)	215,356	137,176	110,680

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
For each of the three years ended December 31,

(dollars in millions)	2012	2011	2010
Net Loss	$ (422)	$ (756)	$ (622)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign Currency Translation	17	(16)	(78)
Holding Gain (Loss) on Interest Rate Swaps, including Reclassification Gains (Losses)	90	18	(16)
Other, net	(1)	16	1
Other Comprehensive Income (Loss), Before Income Taxes	106	18	(93)
Income Tax Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	106	18	(93)
Comprehensive Loss	$ (316)	$ (738)	$ (715)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31,

(dollars in millions, except share data)	2012	2011
Assets:		
Current Assets:		
Cash and cash equivalents	$ 979	$ 918
Restricted cash and securities	8	10
Receivables, less allowances for doubtful accounts of $31 and $21, respectively	714	648
Other	141	131
Total Current Assets	1,842	1,707
Property, Plant and Equipment, net of accumulated depreciation of $8,359 and $7,678, respectively	8,199	8,136
Restricted Cash and Securities	35	51
Goodwill	2,565	2,541
Other Intangibles, net	268	358
Other Assets, net	398	395
Total Assets	$ 13,307	$ 13,188
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 779	$ 747
Current portion of long-term debt	216	65
Accrued payroll and employee benefits	211	209
Accrued interest	209	216
Current portion of deferred revenue	251	264
Other	136	157
Total Current Liabilities	1,802	1,658
Long-Term Debt, less current portion	8,516	8,385
Deferred Revenue, less current portion	887	885
Other Liabilities	931	1,067
Total Liabilities	12,136	11,995
Commitments and Contingencies	—	—
Stockholders' Equity:		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares issued or outstanding	—	—
Common stock, $.01 par value, authorized 343,333,333 shares at December 31, 2012 and 293,333,333 shares at December 31, 2011; 218,380,070 issued and outstanding at December 31, 2012 and 207,913,428 issued and outstanding at December 31, 2011	2	2
Additional paid-in capital	14,000	13,706
Accumulated other comprehensive income (loss)	26	(80)
Accumulated deficit	(12,857)	(12,435)
Total Stockholders' Equity	1,171	1,193
Total Liabilities and Stockholders' Equity	$ 13,307	$ 13,188

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For each of the three years ended December 31,

(dollars in millions)	2012	2011	2010
Cash Flows from Operating Activities:			
Net loss	$ (422)	$ (756)	$ (622)
(Income) loss from discontinued operations	—	(71)	1
Loss from continuing operations	(422)	(827)	(621)
Adjustments to reconcile loss from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	749	805	870
Asset retirement obligation adjustment	(47)	—	—
Non-cash compensation expense attributable to stock awards	135	101	67
Loss on extinguishments of debt, net	160	100	59
Loss on interest rate swaps	60	—	—
Change in fair value of embedded derivative	—	—	(10)
Accretion of debt discount and amortization of debt issuance costs	43	56	57
Accrued interest on long-term debt, net	(5)	82	6
Loss on impairment of wireless spectrum licenses	—	20	—
Deferred income taxes	10	33	(93)
Loss (gain) on sale of property, plant, and equipment and other assets	(1)	(2)	4
Other, net	(23)	5	(9)
Changes in working capital items:			
Receivables	(86)	(12)	58
Other current assets	(5)	(1)	3
Payables	18	30	(33)
Deferred revenue	(10)	(3)	(9)
Other current liabilities	2	1	(10)
Net Cash Provided by Operating Activities of Continuing Operations	578	388	339
Cash Flows from Investing Activities:			
Capital expenditures	(743)	(494)	(435)
Decrease (increase) in restricted cash and securities, net	20	(54)	3
Proceeds from the sale of property, plant and equipment and other assets	11	4	4
Investment in Global Crossing, net of cash acquired	—	146	—
Other	(13)	—	—
Net Cash Used in Investing Activities of Continuing Operations	(725)	(398)	(428)
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	4,504	1,878	808
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(4,302)	(1,617)	(930)
Proceeds from stock options exercised	5	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	207	261	(122)
Discontinued Operations:			
Net cash used in operating activities	—	(4)	—
Net cash provided by (used in) investing activities	—	55	(1)
Net Cash Provided by (Used in) Discontinued Operations	—	51	(1)
Effect of Exchange Rates on Cash and Cash Equivalents	1	—	(8)
Net Change in Cash and Cash Equivalents	61	302	(220)
Cash and Cash Equivalents at Beginning of Year	918	616	836
Cash and Cash Equivalents at End of Year	$ 979	$ 918	$ 616

Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 695	$ 576	$ 523
Income taxes paid, net of refunds	$ 32	$ 7	$ (1)
Non-cash Investing and Financing Activities:			
Long-term debt issued in exchange transaction	$ —	$ 300	$ —
Long-term debt retired in exchange transaction	$ —	$ 295	$ —
Long-term debt conversion into equity	$ 100	$ 128	$ —
Premium on long-term debt conversion into equity	$ 39	$ —	$ —
Accrued interest conversion into equity	$ 2	$ —	$ —
Long-term debt issued and proceeds placed in escrow	$ —	$ 1,200	$ —
Settlement of Global Crossing debt with escrowed securities	$ —	$ 1,254	$ —

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For each of the three years ended December 31,

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	$				
	(dollars in millions, expect share data)					
Balance at January 1, 2010	109,607,751	$ 16	$ 11,537	$ (5)	$ (11,057)	$ 491
Common stock:						
Common stock issued under employee stock benefit plans and other	1,757,475	1	21	—	—	22
Stock-based compensation expense	—	—	29	—	—	29
Reclassification of Derivative Liability	—	—	16	—	—	16
Net Loss	—	—	—	—	(622)	(622)
Other Comprehensive Loss	—	—	—	(93)	—	(93)
Balance at December 31, 2010	111,365,226	17	11,603	(98)	(11,679)	(157)
Common stock:						
Common stock issued under employee stock benefit plans and other	3,273,038	—	52	—	—	52
Stock-based compensation expense	—	—	32	—	—	32
Global Crossing acquisition equity consideration	88,535,830	13	1,868	—	—	1,881
Reverse stock split	—	(29)	29	—	—	—
Conversion of debt to equity	4,739,334	1	122	—	—	123
Net Loss	—	—	—	—	(756)	(756)
Other Comprehensive Income	—	—	—	18	—	18
Balance at December 31, 2011	207,913,428	2	13,706	(80)	(12,435)	1,193
Common stock:						
Common stock issued under employee stock benefit plans and other	5,019,513	—	88	—	—	88
Stock-based compensation expense	—	—	67	—	—	67
Conversion of debt to equity	5,447,129	—	139	—	—	139
Net Loss	—	—	—	—	(422)	(422)
Other Comprehensive Income	—	—	—	106	—	106
Balance at December 31, 2012	218,380,070	$ 2	$ 14,000	$ 26	$ (12,857)	$ 1,171

See accompanying notes to consolidated financial statements

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
Supplementary Stockholders' Equity Information
Accumulated Other Comprehensive Income (Loss)
For each of the three years ended December 31,

	Net Foreign Currency Translation Adjustment	Unrealized Holding Gain (Loss) on Interest Rate Swaps	Other	Total
	(dollars in millions)			
Balance at January 1, 2010	$ 133	$ (92)	$ (46)	$ (5)
Change	(78)	(16)	1	(93)
Balance at December 31, 2010	55	(108)	(45)	(98)
Change	(16)	18	16	18
Balance at December 31, 2011	39	(90)	(29)	(80)
Change	17	90	(1)	106
Balance at December 31, 2012	$ 56	$ —	$ (30)	$ 26

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

Description of Business

Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") is a facilities-based provider (that is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services) of a broad range of integrated communications services. The Company created its communications network by constructing its own assets and through a combination of purchasing other companies and purchasing or leasing facilities from others. Level 3's network is an international, facilities based communications network. The Company designed its network to provide communications services that employ and take advantage of rapidly improving underlying optical, Internet Protocol, computing and storage technologies.

Until November 2011, the Company also was engaged in coal mining through two 50% owned joint-venture surface mines, one each in Montana and Wyoming. The Company completed the sale of its coal mining business on November 14, 2011 (see Note 4 - Dispositions).

On October 4, 2011, a subsidiary of Level 3 completed its amalgamation with Global Crossing Limited ("Global Crossing"), which thereby became a wholly owned, indirect subsidiary of the Company through a tax free, stock for stock transaction (the "Amalgamation") (see Note 2 - Events Associated with the Amalgamation of Global Crossing).

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries in which it has a controlling interest. Prior to the disposition of the coal mining business during the fourth quarter of 2011, the Company's 50% owned mining joint ventures were consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

As part of its consolidation policy, the Company considers its controlled subsidiaries, investments in businesses in which the Company is not the primary beneficiary or does not have effective control but has the ability to significantly influence operating and financial policies, and variable interests resulting from economic arrangements that give the Company rights to economic risks or rewards of a legal entity. The Company does not have variable interests in a variable interest entity where it is required to consolidate the entity as the primary beneficiary or where it has concluded it is not the primary beneficiary.

Foreign Currency Translation

Local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes except for certain foreign subsidiaries in Latin America. For operations outside the U.S. that have functional currencies other than the U.S. dollar, assets and liabilities are translated to U.S. dollars at period-end exchange rates, and revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive loss in stockholders' equity (deficit) and in the consolidated statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have either the British Pound or the Euro as the functional currency, both of which experienced significant fluctuations against the U.S. dollar during 2012, 2011 and 2010. As a result of the Amalgamation during the fourth quarter of 2011, the Company also is exposed to fluctuations in the Brazilian Real. The Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the consolidated statement of comprehensive loss in accordance with accounting guidance for foreign currency translation. The Company considers the majority of its investments in its foreign subsidiaries to be long-term in nature. The Company's foreign exchange transaction gains (losses), including where its investments in its foreign subsidiaries are not considered to be long-term in nature, are included within other income (expense) on the consolidated statement of operations.

Reclassifications

Certain immaterial reclassifications have been made to prior years to conform to the current period's presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. The accounting estimates that require management's judgments include revenue recognition, revenue reserves, cost of revenue for communications services, the determination of the useful lives of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of long-lived assets, goodwill and acquired indefinite-lived intangible assets, derivative financial instruments, the valuation of asset retirement obligations, the allowance for doubtful accounts, the recognition of the fair value of assets acquired and liabilities assumed in business combinations, accruals for estimated tax and legal liabilities, valuation allowance for deferred tax assets, and valuation of other assets and liabilities measured at fair value. Actual results could differ from these estimates under different assumptions or conditions and such differences could be material.

Revenue and Cost of Revenue for Communications Services

Revenue for communications services is recognized monthly as the services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves at the time services are rendered based on an analysis of historical credit activity to address, where significant, situations in which collection is not reasonably assured as a result of credit risk, potential billing disputes or other reasons. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Intercarrier compensation revenue is recognized when an interconnection agreement is in place with another carrier, or if an agreement has expired, when the parties have agreed to continue operating under the previous agreement until a new agreement is negotiated and executed, or at rates mandated by the FCC.

For certain sale and long-term indefeasible right of use, or IRU, contracts involving private line, wavelengths and dark fiber services, the Company may receive up-front payments for services to be delivered for a period of up to 25 years. In these situations, the Company defers the revenue and amortizes it on a straight-line basis to earnings over the term of the contract.

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue also is recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred.

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The credits are a reduction to revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges, satellite transponder lease costs and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by the supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes. The Company establishes appropriate cost of revenue reserves for disputed supplier billings based on an analysis of historical experience in resolving disputes with its suppliers.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results may differ from these estimates under different assumptions or conditions and such differences could be material.

Coal Mining

Prior to the sale of its coal mining business in November 2011, the Company sold coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal established the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts was generally recognized when coal was shipped to the customer.

USF and Gross Receipts Taxes

The revenue recognition standards include guidance relating to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, gross receipts taxes and certain state regulatory fees. The Company records Universal Service Fund ("USF") contributions where the Company is the primary obligor for the taxes assessed in each jurisdiction where it does business on a gross basis in its consolidated statements of operations, but generally records gross receipts taxes and certain state regulatory fees billed to its customers on a net basis in its consolidated statements of operations. Communications revenue and cost of revenue on the consolidated statements of operations includes USF contributions totaling $191 million, $107 million and $77 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations. Advertising expense was $20 million, $15 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Stock-Based Compensation

The Company recognizes the estimated fair value of stock based compensation costs, net of an estimated forfeiture rate, over the requisite service period of the award, which is generally the vesting term or term for restrictions on transfer that lapse, as the case may be. The Company funded a portion of its 2012, 2011 and 2010 discretionary bonus in stock awards that were vested upon issuance. The Company estimates forfeiture rates based on its historical experience for the type of award.

Income Taxes

The Company recognizes deferred tax assets and liabilities for its domestic and foreign operations, for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The

Company recognizes interest and penalty expense associated with uncertain tax positions as a component of income tax expense in the consolidated statements of operations.

Cash and Cash Equivalents

The Company classifies investments as cash equivalents if they are readily convertible to cash and have original maturities of three months or less at the time of acquisition. Cash and cash equivalents consist primarily of highly liquid investments in government and government agency securities and money market funds issued or managed by financial institutions in the U.S., Europe and Latin America and commercial paper depending on liquidity requirements. As of December 31, 2012 and 2011, the carrying value of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Restricted Cash and Securities

Restricted cash and securities consists primarily of cash and investments that serve to collateralize outstanding letters of credit and certain performance and operating obligations of the Company. Restricted cash and securities are recorded as current or non-current assets in the consolidated balance sheets depending on the duration of the restriction and the purpose for which the restriction exists. Restricted cash and securities are stated at cost which approximates fair value as of December 31, 2012 and 2011.

Derivative Financial Instruments

All derivative instruments are measured at fair value and recognized as either assets or liabilities on the Company's consolidated balance sheets. The Company's derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of the Company's derivative contracts and thus are classified as Level 2 of the GAAP fair value hierarchy (see Note 10 - Fair Value of Financial Instruments). The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as cash flow hedges, the effective portion of the derivative's gain (loss) is initially reported as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI") and is subsequently recognized in earnings in the period the hedged transaction affects earnings or when they are no longer effective. Gains (losses) resulting from hedge ineffectiveness and those resulting from changes in fair values on derivatives not designated as hedging instruments are recognized in other income (expense) in the consolidated statements of operations (see Note 11 - Derivative Financial Instruments).

Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The Company establishes an allowance for doubtful accounts for accounts receivable amounts that may not be collectible. The Company determines the allowance for doubtful accounts based on the aging of its accounts receivable balances and an analysis of its historical experience of bad debt write-offs. The Company reviews its allowance for doubtful accounts quarterly. Accounts receivable balances are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recognized bad debt expense, net of recoveries, of approximately $15 million in 2012, $6 million in 2011 and $16 million in 2010.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on the straight-line method based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	25 - 50 years
Operating Equipment	4 - 15 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

In connection with the acquisition of Global Crossing in 2011, the Company evaluated the estimated useful lives of its fixed assets and determined that the period it expected to use conduit, fiber, and certain transmission equipment was longer than the remaining originally estimated useful lives. The Company revised its estimated useful lives of conduit from its historical estimate of 25 years to a revised estimate of 50 years; of fiber from its historical estimate of 12 years to a revised estimate of 25 years ; and of certain transmission equipment from its historical estimate of 7 years to its revised estimate of 15 years. In determining the change in estimated useful lives, the Company, with input from its engineering team, considered its historical usage patterns and retirements, estimates of technological obsolescence, and expected usage and maintenance. The change in the estimated useful lives of certain of the Company's property, plant and equipment was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011 under the accounting standard related to changes in accounting estimates. The change in estimated useful lives of certain of the Company's property, plant and equipment, which has resulted in less depreciation expense than would have otherwise been recorded, resulted in the following decrease for the year ended December 31, 2011 (in millions, except per share amounts):

Net Loss	$	74
Basic and Diluted Net Loss per Share	$	0.54

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

The Company capitalizes costs directly associated with expansions and improvements of the Company's communications network and customer installations, including employee-related costs, and generally capitalizes costs associated with network construction and provisioning of services. The Company amortizes such costs over an estimated useful life of 3 to 7 years.

In addition, the Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll-related expenses for employees directly associated with business support systems projects are capitalized. Upon the completion of a project, the total cost of the business support system is amortized over an estimated useful life of 3 years.

Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $146 million, $87 million and $68 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company performs periodic internal reviews to determine depreciable lives of its property, plant and equipment based on input from global network services personnel, actual usage, the physical condition of the Company's property, plant and equipment, and other relevant factors.

Asset Retirement Obligations

The Company recognizes a liability for the estimated fair value of legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal

operation of a long-lived asset in the period incurred. The fair value of the obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset. Increases to the asset retirement obligation liability due to the passage of time are recognized as accretion expense and included within selling, general and administrative expenses and within income (loss) from discontinued operations for reclamation associated with the coal mining business on the Company's consolidated statements of operations prior to the sale of the coal mining business in November 2011. Changes in the liability due to revisions to the amount or timing of future cash flows are recognized by increasing or decreasing the liability with the offset adjusting the carrying amount of the related long-lived asset. To the extent that the downward revisions exceed the carrying amount of the related long-lived asset initially recorded when the asset retirement obligation liability was established, the Company records the remaining adjustment as a reduction to depreciation expense, to the extent of historical depreciation of the related long-lived asset, and then to selling, general and administrative expense.

Goodwill and Acquired Indefinite-Lived Intangible Assets

Accounting guidance prohibits the amortization of goodwill and purchased intangible assets with indefinite useful lives. The Company reviews goodwill and purchased intangible assets with indefinite lives for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.

The Company's goodwill impairment review process considers the fair value of each reporting unit relative to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is performed. If the carrying value of the reporting unit exceeds its fair value, then a second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. Beginning with the 2011 assessment in accordance with updated accounting guidance, prior to performing the two step evaluation, an assessment of qualitative factors may be performed to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value. If it is determined that it is unlikely that the carrying value exceeds the fair value, the Company is not required to complete the two step goodwill impairment evaluation.

In 2012, the Company's reporting units consist of its three regional operating units in: North America; Europe, the Middle East and Africa ("EMEA"); and Latin America. In 2011, the Company's reporting units were consistent with its reportable segments of Level 3 and Global Crossing, representing the stand-alone operations of each legacy business. In 2010, the Company's reporting units were consistent with its reportable segments of communications and coal mining.

In 2012 and 2011, the Company conducted its assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit exceeds the carrying value. During 2010, the Company considered the use of multiple valuation techniques in accordance with GAAP Fair Value Measurements and Disclosures guidance to estimate the fair value of its reporting units and had consistently applied a market approach as part of its impairment assessment process. Under the market approach, the Company estimated the fair value using an in-exchange valuation premise based upon the market capitalization of Level 3 using quoted market prices, added an estimated control premium, and then assigned that fair market value to the reporting units.

The Company's indefinite-lived intangibles assets impairment review process compares the fair value of the indefinite-lived intangible assets to their respective carrying values. If the fair value of the indefinite-lived intangible assets exceeds their carrying values, then the indefinite-lived intangible assets are not impaired. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, then an impairment loss equal to the difference will be recorded. In accordance with recently issued accounting guidance, an entity may assess qualitative factors to determine whether it is more likely than not that the fair value exceeds the carrying value prior to performing the two step evaluation. If it is determined that it is unlikely the carrying value exceeds the fair value, then the entity is no longer required to complete the two step indefinite-lived intangible assets impairment evaluation.

In 2012, the Company conducted its indefinite-lived intangible assets impairment analysis using the qualitative assessment to determine whether it is more likely than not that the fair value of its indefinite-lived intangible assets exceeds the carrying value. In 2011 and 2010, the Company estimated the fair value of its

indefinite-lived intangible assets primarily utilizing an income approach. The Company recognizes an impairment loss when the estimated fair value of the indefinite-lived intangible assets is less than the carrying value.

The Company conducted its goodwill and acquired indefinite-lived intangible assets impairment analysis at the end of 2012, 2011 and 2010 and in each case concluded that its goodwill was not impaired in any of those periods. The Company conducted its indefinite-lived intangible asset impairment analysis at the end of 2012 and 2010 and concluded that there was no impairment. During 2011, the Company determined that the carrying value of certain wireless spectrum licenses that it acquired in a prior acquisition was impaired and the Company recognized a $20 million charge in the fourth quarter that was recognized in Other Expense. The Company concluded that its remaining indefinite-lived intangible assets were not impaired as of December 31, 2011.

Long-Lived Assets Including Finite-Lived Purchased Intangible Assets

The Company amortizes acquired intangible assets with finite lives using the straight-line method over the estimated economic lives of the assets, ranging from 4 to 12 years.

The Company evaluates long-lived assets, such as property, plant and equipment and acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the asset groups are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets plus net proceeds expected from disposition of the assets, if any, are less than the carrying value of the assets. If an asset is deemed to be impaired, the amount of the impairment loss is the excess of the asset's carrying value over its estimated fair value.

The Company conducted a long-lived asset impairment analysis in 2012, 2011 and 2010 and in each case concluded that its long-lived assets, including finite-lived acquired intangible assets, were not impaired.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, restricted cash and securities and derivatives. The Company maintains its cash equivalents, restricted cash and securities and derivatives with various financial institutions. These financial institutions are primarily located in the United States, Europe and Latin America and the Company's policy is to limit exposure with any one institution. As part of its cash and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company also has established guidelines relative to financial instrument credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Company's investment strategy generally results in lower yields on investments but reduces the risk to principal in the short term prior to these funds being used in the Company's business. The Company has not experienced any material losses on financial instruments held at financial institutions. From time to time, the Company utilizes interest rate swap contracts to protect against the effects of interest rate fluctuations. Such contracts involve the risk of non-performance by the counterparty, which could result in a material loss.

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to small early stage companies primarily in the United States, Europe, and Latin America. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising Level 3's customer base and their dispersion across many different industries and geographical regions. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers, although letters of credit and deposits are required in certain limited circumstances. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant; however, the Company is not able to predict changes in the financial stability of its customers. Any material change in the financial status of any one or a particular group of customers may cause the Company to adjust its estimate of the recoverability of receivables and could have a material adverse effect on the Company's

results of operations. Fair values of accounts receivable approximate cost due to the short period of time to collection.

A relatively small number of customers account for a significant percentage of the Company's revenue. The Company's top ten customers accounted for approximately 17%, 24% and 27% of Level 3's communications revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

(2) Events Associated with the Amalgamation of Global Crossing

On October 4, 2011, a subsidiary of Level 3 completed the Amalgamation with Global Crossing, which became a wholly owned indirect subsidiary of the Company through a tax free, stock for stock transaction. As a result of the Amalgamation, (i) each issued and outstanding common share of Global Crossing was exchanged for 16 shares of Level 3 common stock (unadjusted for the 1 for 15 reverse stock split completed on October 19, 2011), including the associated rights under the Company's Rights Agreement with Wells Fargo Bank, N.A., as rights agent (the "Amalgamation Consideration") and (ii) each issued and outstanding share of Global Crossing's 2% cumulative senior convertible preferred stock was exchanged for the Amalgamation Consideration, plus an amount equal to the aggregate accrued and unpaid dividends thereon. In addition, (i) the outstanding vested options to purchase Global Crossing common shares were modified into vested options to purchase a number of shares of Level 3 common stock equal to 16 times (unadjusted for the 1 for 15 reverse stock split completed on October 19, 2011) the number of Global Crossing common shares covered by such Global Crossing options, and (ii) the issued and outstanding restricted stock units covering Global Crossing common shares, to the extent applicable in accordance with their terms, vested and settled for a number of shares of Level 3 common stock equal to 16 times (unadjusted for the 1 for 15 reverse stock split completed on October 19, 2011) the number of Global Crossing common shares covered by such restricted stock units.

In connection with the closing of the Amalgamation, Level 3 Financing, Inc. amended its existing credit agreement to incur an additional $650 million of borrowings through an additional tranche (the "Tranche B II Term Loan."). In addition, the $1.2 billion of proceeds from the initial and additional issuance of 8.125% Senior Notes due 2019 in June and July 2011 (see Note 12 - Long-Term Debt) by an indirect wholly owned subsidiary were deposited into an escrow account. On October 4, 2011, following the consummation of the Amalgamation and the satisfaction of certain escrow release conditions, the 8.125% Senior Notes were assumed by Level 3 Financing, Inc. (the "Notes Assumption"), and the funds were released from the escrow account. The net aggregate proceeds from the Tranche B II Term Loan and 8.125% Senior Notes were used to refinance certain existing indebtedness of Global Crossing in connection with the closing of the Amalgamation and for general corporate purposes.

As a result of the Amalgamation, the Company issued approximately 88.53 million shares of common stock, adjusted for the October 19, 2011, 1 for 15 reverse stock split, to former holders of Global Crossing common shares and Global Crossing's 2% cumulative senior convertible preferred stock, and Level 3 caused the refinancing of approximately $1.36 billion of Global Crossing's outstanding consolidated debt.

Based on (i) the number of Level 3 shares issued (88.53 million as adjusted for the 1 for 15 reverse stock split completed on October 19, 2011), (ii) the closing stock price of Level 3 common stock as of October 3, 2011 ($21.15 as adjusted for the 1 for 15 reverse stock split completed on October 19, 2011), and (iii) the debt of Global Crossing refinanced ($1.36 billion), the Company determined that the aggregate consideration for acquisition accounting, including assumed debt, approximated $3.4 billion. The restricted stock units covering Global Crossing common shares settled for Level 3 shares of common stock were reduced in settlement of employee income and payroll tax withholding obligations and the corresponding amounts of approximately $81 million were paid in cash. The premium paid by Level 3 in this transaction is attributable to strategic benefits, including a significantly expanded IP/optical network with global reach including Latin America, Asia and the Pacific region, an improved credit profile and reduced financial leverage attributed to enhanced financial and operational scale, and the opportunity for investment and network expansion. The Company has a comprehensive portfolio of voice, video, and data services, which operates on a unique global services platform anchored by subsea and terrestrial fiber optic networks in North

America, Europe, and Latin America. The goodwill associated with this transaction is not expected to be deductible for income tax purposes.

The combined results of operations of Level 3 and Global Crossing are included in the Company's consolidated results of operations beginning in October 2011. The assets acquired and liabilities assumed of Global Crossing were recognized at their acquisition date fair value. The purchase price allocation of acquired assets and assumed liabilities, including the assignment of goodwill to reporting units, was completed in October 2012. The following is the final allocation of the purchase price.

	Purchase Price Allocation	
	(dollars in millions)	
Assets:		
Cash, Cash Equivalents, and Restricted Cash	$	226
Property, Plant, and Equipment		3,098
Goodwill		1,123
Identifiable Intangibles		106
Other Assets		651
Total Assets		5,204
Liabilities:		
Long-term Debt		(1,554)
Other Liabilities		(1,688)
Total Liabilities		(3,242)
Total Estimated Consideration	$	1,962

Level 3 entered into certain transactions with Global Crossing prior to completing the Amalgamation, whereby Level 3 received cash for communications services to be provided in the future, which it accounted for as deferred revenue. As a result of the Amalgamation, Level 3 could no longer amortize this deferred revenue into earnings and accordingly, reduced the purchase price applied to the net assets acquired in the Amalgamation by $77 million, the amount of the unamortized deferred revenue as of the acquisition date.

As a result of refinements to the preliminary purchase price allocation that were made during the nine months ended September 30, 2012, there were changes to the initial amount of goodwill determined in the fourth quarter of 2011, which have been reflected in the above table. The refinements were primarily a result of changes in the purchase price allocation for estimated tax valuation allowances and reserves. These changes are the result of additional information obtained since the filing of the Company's Form 10-K for the year ended December 31, 2011. The effect of the adjustments did not result in a material change to previously reported amounts.

The following unaudited pro forma financial information presents the combined results of Level 3 and Global Crossing as if the completion of the Amalgamation had occurred as of January 1, 2010 (dollars in millions, except per share data).

	Year Ended December 31,	
	2011	2010
Total Revenue	$ 6,335	$ 6,111
Net Loss	(727)	(825)
Net Loss per share	$ (3.56)	$ (4.14)

These results include certain adjustments, primarily due to a net decrease in depreciation and amortization expense due to the Company, in connection with the Amalgamation, increasing the estimated useful lives of the acquired conduit, fiber and certain transmission equipment while increasing the fair value of tangible and intangible assets, decreasing interest expense due to Level 3's issuance of incremental debt in order to redeem and refinance Global Crossing debt that had higher interest rates than the incremental financing, and to eliminate historical transactions between Level 3 and Global Crossing. The unaudited pro forma financial information is not intended to represent or be indicative of the actual results of operations of Level 3 that would have been reported had the Amalgamation been completed on January 1, 2010, nor is it representative of future operating results of the Company. The unaudited pro forma information does not include any operating efficiencies or cost savings that Level 3 may achieve with respect to combining the companies.

Acquisition related costs include transaction costs such as legal, accounting, valuation, and other professional services as well as integration costs such as severance and retention. Acquisition related costs have been recorded in selling, general and administrative expense and restructuring charges in the Company's consolidated statements of operations during the period that such costs were incurred. Since the acquisition date, Level 3 incurred total acquisition related transaction costs of approximately $49 million through December 31, 2012 which is unchanged from December 31, 2011. In 2012 and 2011, Level 3 incurred total acquisition related integration costs of approximately $81 million and $32 million, respectively.

In April 2011, Level 3 adopted a Stockholder Rights Plan to protect its U.S. federal net operating loss carry forwards from certain Internal Revenue Code Section 382 limitations. On May 24, 2012, the stockholders of the Company ratified such adoption. This plan was designed to deter trading that would result in a change of control (as defined in that Code Section), and therefore protect the Company's ability to use its historical U.S. federal net operating loss carryforwards in the future.

(3) Loss Per Share

The Company computes basic net loss per share by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period and including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2012, 2011 and 2010 because the Company incurred a loss from continuing operations in each of these periods and the effect of inclusion would have been anti-dilutive.

The effect of approximately 35 million, 39 million and 52 million shares issuable pursuant to the various series of convertible notes outstanding at December 31, 2012, 2011 and 2010, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 7 million, 4 million and 3 million stock options, outperform stock options, restricted stock units and warrants outstanding at December 31, 2012, 2011 and 2010, respectively, have not been

included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

(4) Dispositions

Level 3, through two 50% owned joint-venture surface mines, one each in Montana and Wyoming, sold coal primarily through long-term contracts with public utilities. In November 2011, Level 3 completed the sale of its coal mining business to Ambre Energy Limited as part of its long-term strategy to focus on core business operations. As a result of the transaction, all of the assets and liabilities associated with the coal mining business have been removed from Level 3's balance sheet and the Company recognized a gain on the transaction of approximately $72 million which was included in the consolidated statements of operations within "Income from Discontinued Operations" in the fourth quarter of 2011. Results for 2011 and 2010, exclusive of the gain on the transaction in 2011, were not significant. The financial results of the coal mining business were included in the Company's consolidated results of operations through the date of sale, and the years ended December 31, 2011 and 2010 have been revised to reflect the presentation within discontinued operations.

(5) Property, Plant and Equipment

The components of the Company's property, plant and equipment as of December 31, 2012 and 2011 are as follows (dollars in millions):

	Cost	Accumulated Depreciation	Net
December 31, 2012			
Land	$ 195	$ —	$ 195
Land Improvements	73	(43)	30
Facility and Leasehold Improvements	2,050	(1,074)	976
Network Infrastructure	8,342	(3,058)	5,284
Operating Equipment	5,506	(3,997)	1,509
Furniture, Fixtures and Office Equipment	249	(166)	83
Other	21	(21)	—
Construction-in-Progress	122	—	122
	$ 16,558	$ (8,359)	$ 8,199
December 31, 2011			
Land	$ 195	$ —	$ 195
Land Improvements	73	(40)	33
Facility and Leasehold Improvements	2,046	(978)	1,068
Network Infrastructure	8,189	(2,817)	5,372
Operating Equipment	4,978	(3,680)	1,298
Furniture, Fixtures and Office Equipment	228	(142)	86
Other	21	(21)	—
Construction-in-Progress	84	—	84
	$ 15,814	$ (7,678)	$ 8,136

Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress.

Depreciation expense was $659 million in 2012, $706 million in 2011 and $775 million in 2010.

(6) Asset Retirement Obligations

The Company's asset retirement obligations consist of legal requirements to remove certain of its network infrastructure at the expiration of the underlying right-of-way ("ROW") term and restoration requirements for leased facilities. The Company recognizes its estimate of the fair value of its asset retirement obligations in the period incurred in other long-term liabilities. The fair value of the asset retirement obligation is also capitalized as property, plant and equipment and then amortized over the estimated remaining useful life of the associated asset.

As a result of a strategic review of the Company's real estate portfolio in the fourth quarter of 2012, the Company completed an updated analysis and revised its estimated future cash flows of its asset retirement obligations. The analysis required estimating the probability or likelihood that the Company will be required to remove certain of its network infrastructure and restore leased properties, and the timing and amount of eventual costs. The analysis resulted in the downward revision of the Company's asset retirement obligation liability. This change in the estimated cash flows resulted in a non-cash gain of $49 million recorded within selling, general and administrative expense, and depreciation expense, or $0.23 basic and diluted net loss per share.

In conjunction with its review of the ROW obligation, the Company identified an error in its assumptions used to estimated its ROW obligation related to the extension of the useful lives of its conduit assets effective October 1, 2011 (See Note 1 - Organization and Summary of Significant Accounting Policies). The Company recorded a non-cash benefit of approximately $21 million recorded within selling, general and administrative expense, or $0.10 basic and diluted net loss per share during the fourth quarter of 2012 for the change in the ROW term used to estimate its ROW obligation. The reduction in the asset retirement obligations liability includes the change in estimate of the ROW term that arose in prior periods, which did not materially affect any of the Company's previously reported results of operations or financial condition, or the current period results of operations or financial condition.

As a result of the total revisions in estimated amount and timing of cash flows for asset retirement obligations, the Company reduced its asset retirement obligations liability by $73 million with an offsetting reduction to property, plant and equipment of $24 million, selling, general and administrative expenses of $47 million and depreciation and amortization of $2 million. The Company first reduced property, plant and equipment to the extent of the carrying amount of the related asset initially recorded when the asset retirement obligations were established. The amount of the remaining reduction to the asset retirement obligations were recorded as a reduction to depreciation expense to the extent of historical deprecation of the related asset and then to selling, general and administrative expenses.

In 2011, the asset retirement obligations for certain leased facilities were primarily increased by liabilities assumed in the Global Crossing acquisition.

The following table provides asset retirement obligation activity for the years ended December 31, 2012 and 2011 (dollars in millions):

	2012	2011
Asset retirement obligation at January 1	$ 121	$ 74
Accretion expense	11	9
Liabilities assumed in Global Crossing acquisition	—	41
Liabilities settled	(4)	(2)
Revision in estimated cash flows	(73)	—
Effect of foreign currency rate change	—	(1)
Asset retirement obligation at December 31	$ 55	$ 121

(7) Goodwill

The changes in the carrying amount of goodwill during the years ended December 31, 2012 and 2011 are as follows (dollars in millions):

	Total
Balance as of January 1, 2011	$ 1,427
Goodwill acquired in Global Crossing acquisition	1,110
Effect of foreign currency rate change	4
Balance as of December 31, 2011	2,541
Goodwill adjustments	24
Balance as of December 31, 2012	$ 2,565

The Company conducted its annual goodwill impairment analysis at December 31, 2012 and 2011. As a result of the Company's annual assessment, Level 3 concluded that its goodwill was not impaired in 2012 or 2011.

(8) Acquired Intangible Assets

Identifiable acquisition-related intangible assets as of December 31, 2012 and December 31, 2011 were as follows (dollars in millions):

	Gross Carrying Amount	Accumulated Amortization	Net
December 31, 2012			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$ 776	$ (633)	$ 143
Trademarks	55	(17)	38
Patents and Developed Technology	158	(103)	55
	989	(753)	236
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
	$ 1,021	$ (753)	$ 268
December 31, 2011			
Finite-Lived Intangible Assets:			
Customer Contracts and Relationships	$ 776	$ (571)	$ 205
Trademarks	55	(3)	52
Patents and Developed Technology	158	(89)	69
	989	(663)	326
Indefinite-Lived Intangible Assets:			
Vyvx Trade Name	32	—	32
	$ 1,021	$ (663)	$ 358

During the fourth quarter of 2012, the Company conducted its long-lived assets and indefinite-lived intangible assets impairment analyses and concluded that there was no impairment.

During the fourth quarter of 2011, the Company conducted its long-lived asset impairment analysis and determined that the carrying value of certain wireless spectrum licenses acquired in a prior acquisition was impaired and recognized a $20 million charge in Other Expense.

During the third quarter of 2010, the Company determined that the useful life of certain customer relationships and developed technology should be reduced based on adverse economic conditions affecting customer attrition associated with these assets, which prospectively increased amortization expense by approximately $2 million during the year ended December 31, 2010.

Acquired finite-lived intangible asset amortization expense was $90 million in 2012, $99 million in 2011 and $95 million in 2010.

At December 31, 2012, the weighted average remaining useful lives of the Company's acquired finite-lived intangible assets was 2.9 years for customer contracts and relationships, 4.0 years for patents and developed technology and 2.8 years for trademarks.

As of December 31, 2012, estimated amortization expense for the Company's finite-lived acquisition-related intangible assets over the next five years and thereafter is as follows (dollars in millions):

2013	$	73
2014		61
2015		45
2016		28
2017		13
Thereafter		16
	$	236

(9) Restructuring Charges

Employee Separations

Changing economic and business conditions as well as organizational structure optimization efforts have caused the Company to initiate from time to time various workforce reductions resulting in involuntary employee terminations. The Company also has initiated multiple workforce reductions resulting from the integration of previously acquired companies. During 2012 and 2011, the Company initiated workforce reductions primarily as a result of the Amalgamation. During 2010, the Company did not initiate any significant workforce reductions. Restructuring charges totaled $34 million, $11 million and $2 million in 2012, 2011 and 2010, respectively. As of December 31, 2012 and 2011, the Company had $16 million and $5 million, respectively, of employee termination liabilities.

Facility Closings

The Company also has accrued contract termination costs of $35 million and $43 million as of December 31, 2012 and December 31, 2011, respectively, for facility lease costs that the Company continues to incur without economic benefit. Accrued contract termination costs are recorded in other liabilities (current and non-current) in the consolidated balance sheets. The Company expects to pay the majority of these costs through 2025. The Company recognized a charge of approximately $2 million, and a benefit of $3 million and $5 million in 2012, 2011 and 2010, respectively, as a result of lease modifications. The Company records charges for contract termination costs within selling, general and administrative expenses in the consolidated statements of operations.

(10) Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable, capital leases, other liabilities, interest rate swaps and long-term debt (including the current portion) as of December 31, 2012 and 2011. The carrying values of cash and cash equivalents, restricted cash and securities, accounts receivable, accounts payable, capital leases and other liabilities approximated their fair values at December 31, 2012 and 2011. The interest rate swaps are recorded in the consolidated balance sheets at fair value (see Note 11 - Derivative Financial Instruments). The carrying value of the Company's long-term debt, including the current portion, reflects the original amounts borrowed net of unamortized discounts and premiums, was $8.7 billion and $8.5 billion as of December 31, 2012 and 2011, respectively.

GAAP defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements and disclosures for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market

participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

GAAP establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value measurement of each class of assets and liabilities is dependent upon its categorization within the fair value hierarchy, based upon the lowest level of input that is significant to the fair value measurement of each class of asset and liability. GAAP establishes three levels of inputs that may be used to measure fair value:

Level 1— Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2— Unadjusted quoted prices for similar assets or liabilities in active markets, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3— Unobservable inputs for the asset or liability.

The table below presents the fair values for the Company's interest rate swaps and long-term debt as well as the input levels used to determine these fair values as of December 31, 2012 and 2011:

	Total Carrying Value in Consolidated Balance Sheet		Fair Value Measurement Using: Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)	
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(dollars in millions)					
Liabilities Recorded at Fair Value in the Financial Statements:						
Derivatives:						
Interest Rate Swap Liabilities (included in other non-current liabilities)	$ 56	$ 90	$ —	$ —	$ 56	$ 90
Total Derivative Liabilities Recorded at Fair Value in the Financial Statements	$ 56	$ 90	$ —	$ —	$ 56	$ 90
Liabilities Not Recorded at Fair Value in the Financial Statements:						
Long-term Debt, including the current portion:						
Term Loans	$ 2,603	$ 2,567	$ 2,631	$ 2,518	$ —	$ —
Senior Notes	5,185	4,716	5,712	4,822	—	—
Convertible Notes	846	939	286	247	748	834
Commercial Mortgage	—	65	—	—	—	73
Capital Leases and Other	98	163	—	—	98	163
Total Long-term Debt, including the current portion:	$ 8,732	$ 8,450	$ 8,629	$ 7,587	$ 846	$ 1,070

The Company does not have any assets or liabilities measured using significant unobservable inputs (Level 3).

Derivatives

The fair value of interest rate swaps are estimated in accordance with the GAAP Fair Value Measurements and Disclosures guidance using discounted cash flow techniques that use observable market inputs, such as LIBOR-based forward yield curves, forward rates, and the specific swap rate stated in each of the swap agreements.

Term Loans

The fair value of the Term Loans referenced above was approximately $2.6 billion and $2.5 billion at December 31, 2012 and 2011, respectively. The fair value of each loan is based on the December 31, 2012 and 2011 trading quotes as provided by large financial institutions that trade in the Company's Term Loans. The pricing quotes provided by these market participants incorporate LIBOR curve expectations, interest spread, corporate and loan credit ratings, maturity date (March 2014, February 2016, September 2018 and August 2019) and liquidity, among other loan characteristics and relative value across other instruments of similar terms. The interest spread for the Tranche A Term Loan was LIBOR plus 2.25% (aggregate principal value) and is LIBOR plus 4.25% with a

LIBOR floor of 1.5% for both the Tranche B II Term Loan and Tranche B III Term Loan. The interest spreads are LIBOR plus 3.25% for the Tranche B 2016 Term Loan and LIBOR plus 3.75% for the Tranche B 2019 Term Loan, with the LIBOR floor set at minimum of 1.5% on both loans. The interest spread is LIBOR plus 3.25% for the Tranche B-II 2019 Term Loan, with the LIBOR floor set at minimum of 1.5%.

The Term Loans are secured by a pledge of the equity interests in certain U.S.-based subsidiaries of Level 3 Financing, Inc.; 65% of the equity interests in each of Level 3 Financing, Inc.'s Canadian subsidiary and its Bermuda subsidiary that indirectly owns Global Crossing's non-U.S. subsidiaries; and liens on the assets of Level 3 Communications, Inc. and certain U.S.-based subsidiaries of Level 3 Financing, Inc. In addition, Level 3 Communications, Inc. and certain U.S.-based subsidiaries of Level 3 Financing, Inc. have provided full and unconditional guarantees of the obligations under the Term Loans.

Senior Notes

The fair value of the Senior Notes referenced above was approximately $5.7 billion and $4.8 billion at December 31, 2012 and 2011, respectively, based on market prices. The fair value of each instrument was based on the December 31, 2012 and 2011 trading quotes as provided by large financial institutions that trade in the Company's securities. The pricing quotes provided by these market participants incorporate spreads to the Treasury curve, security coupon (which ranges from LIBOR plus 3.75% to 11.875%), corporate and security credit ratings, maturity date (ranging from 2014 to 2020) and liquidity, among other security characteristics and relative value at both the borrower entity level and across other securities of similar terms.

The 11.875% Senior Notes due 2019 and the 8.875% Senior Notes due 2019 were issued by the Company and are not guaranteed by any of the Company's subsidiaries. The remaining Senior Notes are obligations of Level 3 Financing, Inc. and are all fully and unconditionally guaranteed by Level 3 Communications, Inc. and by Level 3 Communications, LLC.

Convertible Notes

The fair value of the Company's actively traded 6.5% Convertible Senior Notes due 2016 was approximately $286 million and $247 million at December 31, 2012 and 2011, respectively. The fair value of the Company's actively traded Convertible Notes referenced above is based on the trading quotes as of December 31, 2012 and 2011 provided by large financial institutions that trade in the Company's securities. The fair value of the Company's Convertible Notes that are not actively traded, such as the 7% Convertible Senior Notes due 2015, the 7% Convertible Senior Notes due 2015, Series B, and the 15% Convertible Senior Notes due 2013, was approximately $748 million and $834 million at December 31, 2012 and 2011, respectively. A portion of the Company's 15% Convertible Senior Notes due 2013 were exchanged for common stock during the first quarter of 2012, as discussed in Note 12 - Long-Term Debt. To estimate the fair value of the Convertible Notes that are not actively traded, Level 3 used a Black-Scholes valuation model and an income approach using discounted cash flows. The most significant inputs affecting the valuation are the pricing quotes provided by market participants that incorporate spreads to the Treasury curve, security coupon (ranging from 7% to 15%), convertible optionality, corporate and security credit ratings, maturity date (ranging from 2013 to 2015), liquidity, and other equity option inputs, such as the risk-free rate, underlying stock price, strike price of the embedded derivative, estimated volatility and maturity inputs for the option component and for the bond component, among other security characteristics and relative value at both the borrower entity level and across other securities with similar terms. The fair value of each instrument is obtained by adding together the value derived by discounting the security's coupon or interest payment using a risk-adjusted discount rate and the value calculated from the embedded equity option based on the estimated volatility of the Company's stock price, conversion rate of the particular Convertible Note, remaining time to maturity, and risk-free rate. The Convertible Notes are unsecured obligations of Level 3 Communications, Inc. No subsidiary of Level 3 Communications, Inc. has provided a guarantee of the Convertible Notes.

Commercial Mortgage

During the third quarter of 2012, the outstanding principal amount of the Commercial Mortgage was fully repaid (see Note 12 - Long Term Debt). The fair value of the Commercial Mortgage was approximately $73 million at December 31, 2011 as compared to the carrying amount of $65 million. The Commercial Mortgage was not actively traded and its fair value was estimated by management using a valuation model based on an income approach. The significant inputs used to estimate fair value of this debt instrument using discounted cash flows included the anticipated scheduled mortgage payments and observable market yields on other actively traded debt of similar characteristics and collateral type.

Prior to its repayment, the Commercial Mortgage was a secured obligation of HQ Realty, Inc., a wholly owned subsidiary of the Company. HQ Realty, Inc.'s obligations under the Commercial Mortgage were secured by a first priority lien on the Company's headquarters campus located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021 and certain HQ Realty, Inc. restricted cash and reserve accounts. Upon repayment, restricted cash and reserve accounts were released.

(11) Derivative Financial Instruments

The Company has floating rate long-term debt (see Note 12 - Long-Term Debt). Such debt exposes the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. The Company uses derivative financial instruments, primarily interest rate swaps, in an attempt to manage its exposure to fluctuations in interest rate movements. The Company's primary objective in managing interest rate risk is to decrease the volatility of its earnings and cash flows affected by changes in the underlying rates. To achieve this objective, the Company enters into financial derivatives, primarily interest rate swap agreements, the values of which change in the opposite direction of the anticipated future cash flows. The Company does not use derivative financial instruments for speculative purposes.

In March 2007, Level 3 Financing, Inc. entered into two interest rate swap agreements to hedge the interest payments on $1 billion notional amount of floating rate debt. The Company had designated these interest rate swap agreements as cash flow hedges. The two interest rate swap agreements are with different counterparties and are for $500 million each. The arrangements began in April 2007 and mature in January 2014. Under the terms of these arrangements, the Company receives interest payments based on rolling three month LIBOR terms and pays interest at the fixed rate of 4.93% under one arrangement and approximately 4.92% under the other.

Interest Rate Derivative	Number of Instruments	Notional (dollars in millions)	
Interest rate swaps	Two	$	1,000

On a quarterly basis, the Company evaluated the effectiveness of the hedges by measuring the extent to which the change in the variable portion of the interest rate swaps offsets the changes in interest expense paid due to fluctuations in the LIBOR-based interest rate. Prior to August 6, 2012, these derivatives were deemed effective cash flow hedges and hedge ineffectiveness was not material in any periods presented. As a result, the change in the fair value of the interest rate swap agreements was reflected in AOCI and was subsequently reclassified into earnings through an interest expense yield adjustment in respect of the hedged debt obligation as periodic settlements occurred throughout the term of the swaps by the making of interest payments on such debt.

As a result of the refinancing of the Tranche A Term Loan on August 6, 2012, the two interest rate swap agreements maturing in early 2014 that had effectively hedged changes in the interest rate on a portion of the Tranche A Term Loan were deemed "ineffective" under GAAP. The Company recognized a non-cash loss on the agreements of approximately $60 million (excluding accrued interest) in the third quarter of 2012, which represented the cumulative loss recorded in AOCI at the date the instruments ceased to qualify as hedges (see Note

12 - Long-Term Debt). After August 6, 2012, the Company will reflect the change in the fair value of the swaps in Other Income in its Consolidated Statement of Operations until maturity of the swaps in early 2014. For the year ended December 31, 2012, the Company recognized a loss of $4 million in Other, net in the Company's Consolidated Statement of Operations.

The Company also issued certain equity conversion rights associated with debt instruments, which were not designated as hedging instruments, but were considered derivative instruments. The Company did not have a remaining liability associated with its equity conversion rights as of December 31, 2012 and 2011. Changes in these derivatives resulted in the Company recognizing no gains for the years ended December 31, 2012 and 2011 and a gain of $10 million for the year ended December 31, 2010.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as follows (dollars in millions):

	Liability Derivatives			
	December 31, 2012		December 31, 2011	
Derivatives designated as hedging instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Cash flow hedging contracts	Other noncurrent liabilities	$ —	Other noncurrent liabilities	$ 90

	Liability Derivatives			
	December 31, 2012		December 31, 2011	
Derivatives not designated as hedging instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest rate swap agreements	Other noncurrent liabilities	$ 56	Other noncurrent liabilities	$ —

The amount of gains (losses) recognized in Other Comprehensive Income (Loss) consists of the following (dollars in millions):

	Year Ended December 31,		
Derivatives designated as hedging instruments	**2012**	**2011**	**2010**
Cash flow hedging contracts	$ 90	$ 18	$ (16)

The amount of gains (losses) reclassified from AOCI to Income/Loss (effective portions) consists of the following (dollars in millions):

		Year Ended December 31,	
Derivatives designated as hedging instruments	**Income Statement Location**	**2012**	**2011**
Cash flow hedging contracts	Interest Expense	$ (26)	$ (46)

The effect of the Company's derivatives not designated as hedging instruments on net loss is as follows (dollars in millions):

Derivatives not designated as hedging instruments	Location of Gain/Loss recognized in Income/Loss on Derivative	2012	2011	2010
Embedded equity conversion rights	Other Income (Expense)—Other, net	$ —	$ —	$ 10
Interest rate swap agreements	Other Income (Expense)—Other, net	(64)	—	—

The Company is exposed to credit related losses in the event of non-performance by counterparties. The counterparties to the financial derivatives the Company has entered into are major institutions with investment grade credit ratings. The Company evaluates counterparty credit risk before entering into any hedge transaction and continues to closely monitor the financial market and the risk that its counterparties will default on their obligations. This credit risk is generally limited to the unrealized gains in such contracts, should any of these counterparties fail to perform as contracted.

(12) Long-Term Debt

As of December 31, 2012 and December 31, 2011, long-term debt was as follows:

(dollars in millions)	December 31, 2012	December 31, 2011
Senior Secured Term Loan*	$ 2,614	$ 2,600
9.25% Senior Notes due 2014	—	807
Floating Rate Senior Notes due 2015 (4.469% as of December 31, 2012 and 4.202% as of December 31, 2011)	300	300
8.75% Senior Notes due 2017	—	700
10% Senior Notes due 2018	640	640
11.875% Senior Notes due 2019	605	605
9.375% Senior Notes due 2019	500	500
8.125% Senior Notes due 2019	1,200	1,200
8.875% Senior Notes due 2019	300	—
8.625% Senior Notes due 2020	900	—
7% Senior Notes due 2020	775	—
15% Convertible Senior Notes due 2013	172	272
7% Convertible Senior Notes due 2015	200	200
7% Convertible Senior Notes due 2015 Series B	275	275
6.5% Convertible Senior Notes due 2016	201	201
9.86% Commercial Mortgage due 2015	—	65
Capital Leases	86	131
Other	12	32
Total Debt Obligations	8,780	8,528
Unamortized (Discount) Premium:		
Discount on Senior Secured Term Loan	(11)	(33)
Premium on 9.25% Senior Notes due 2014	—	3
Discount on 10% Senior Notes due 2018	(10)	(11)
Discount on 11.875%Senior Notes due 2019	(9)	(10)
Discount on 9.375% Senior Notes due 2019	(8)	(9)
Discount on 8.125% Senior Notes due 2019	(8)	(9)
Discount on 7% Convertible Senior Notes due 2015	(2)	(2)
Discount due to embedded derivative contracts	—	(7)
Total Unamortized (Discount) Premium	(48)	(78)
Carrying Value of Debt	8,732	8,450
Less current portion	(216)	(65)
Long-term Debt, less current portion	$ 8,516	$ 8,385

* The $599 million Tranche B 2016 Term Loan due 2016, the $815 million Tranche B 2019 Term Loan due 2019 and the $1.2 billion Tranche B-II 2019 Term Loan due 2019 had interest rates of 4.75%, 5.25% and 4.75% as of December 31, 2012, respectively. The $1.4 billion Tranche A Term Loan due 2014, that was prepaid in 2012, had an effective interest rate of 2.65% as of December 31, 2011, excluding the effect of the $1 billion notional amount interest rate swaps. The $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan due 2018, that were prepaid in 2012, had interest rates of 5.75% as of December 31, 2011.

2012 Debt Issuances, Redemptions, Exchanges and Registrations

During the fourth quarter of 2012, Level 3 Financing, Inc., a direct wholly owned subsidiary of Level 3 Communications, Inc. ("Level 3 Financing") refinanced its existing $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under its existing senior secured credit facility through the creation of a new term loan in the aggregate principal amount of $1.2 billion. The new term loan was borrowed pursuant to an amended and restated credit agreement. The new term loan consists of a $1.2 billion senior secured term loan which matures on August 1, 2019 (the "Tranche B-II 2019 Term Loan"). The interest rate on the loan is LIBOR plus 3.25%, with LIBOR set at a minimum of 1.5%. The Tranche B-II 2019 Term Loan was priced at par. Debt issuance costs of approximately $13 million, were capitalized and are being amortized over the term of the Tranche B-II 2019 Term Loan as interest expense using the effective interest method. The Company recognized a loss on extinguishment of debt of $50 million as a result this transaction.

During the third quarter of 2012, Level 3 Financing refinanced its existing $1.4 billion Tranche A Term Loan under its existing senior secured credit facility through the creation of new term loans in the aggregate principal amount of $1.415 billion (the "New Term Loans") and cash on hand. The New Term Loans were borrowed pursuant to an amended and restated credit agreement. The New Term Loans consist of: (a) $600 million senior secured term loan which matures on February 1, 2016 (the “Tranche B 2016 Term Loan”), and (b) $815 million senior secured term loan which matures on August 1, 2019 (the “Tranche B 2019 Term Loan”). The interest rates on the loans are LIBOR plus 3.25% for the Tranche B 2016 Term Loan and LIBOR plus 3.75% for the Tranche B 2019 Term Loan, with LIBOR set at a minimum of 1.5% on both loans. The Tranche B 2016 Term Loan and the Tranche B 2019 Term Loan were priced at 99.5% and 99.0% of par, respectively. Debt issuance discounts of approximately $3 million and $8 million were reflected as a reduction in long-term debt and are being amortized as interest expense over the term of the Tranche B 2016 Term Loan and Tranche B 2019 Term Loan, respectively, using the effective interest method. The Company used the remaining net proceeds to repay $15 million in principal amount plus a premium for existing vendor financing obligations. Debt issuance costs of approximately $9 million and $12 million were capitalized and are being amortized over terms of the Tranche B 2016 Term Loan and Tranche B 2019 Term Loan, respectively, as interest expense using the effective interest method. The Company recognized a loss on extinguishment of debt of $9 million as a result of this transaction. In connection with the refinancing of the Tranche A Term Loan, the Company recognized a $60 million non-cash loss on two interest rate swap agreements that had previously hedged changes in the interest rate on $1 billion notional amount of floating rate debt.

Also during the third quarter of 2012, Level 3 Financing completed the offering of $775 million aggregate principal amount of its 7% Senior Notes due 2020 (the "7% Senior Notes"). The net proceeds from the offering of the notes, along with cash on hand were used to redeem all of the outstanding 8.75% Senior Notes due 2017 issued by Level 3 Financing, including the payment of accrued interest and applicable premiums, and in connection with that redemption, the indenture relating to the 8.75% Senior Notes due 2017 was discharged. Level 3 Financing redeemed its 8.75% Senior Notes due 2017 at a price of 104.375% of the principal amount and recognized a loss on extinguishment of debt of $40 million. The 7% Senior Notes were priced at 100% of their principal amount and will mature on June 1, 2020. Interest on the notes accrues from August 6, 2012 and will be payable on June 1 and December 1 of each year, beginning on December 1, 2012. Debt issuance costs of approximately $15 million, were capitalized and are being amortized over the term of the 7% Senior Notes as interest expense using the effective interest method. The 7% Senior Notes are not registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. The 7% Senior Notes became fully and unconditionally guaranteed by Level 3 Communications, LLC during the fourth quarter of 2012.

Additionally during the third quarter of 2012, Level 3 Communications, Inc. completed the offering of $300 million aggregate principal amount of its 8.875% Senior Notes due 2019 (the "8.875% Senior Notes"). The net proceeds from the offering of the notes are being used for general corporate purposes, including the potential repurchase, redemption, repayment or refinancing of the Company's and its subsidiaries' existing indebtedness from time to time. The 8.875% Senior Notes were priced at 100% of their principal amount and will mature on June 1, 2019. Interest on the notes accrues from August 1, 2012 and will be payable on June 1 and December 1 of each year, beginning on December 1, 2012. Debt issuance costs of approximately $7 million were capitalized and are being

amortized over the term of the 8.875% Senior Notes as interest expense using the effective interest method. The 8.875% Senior Notes are not registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

Also in the third quarter of 2012, the outstanding principal amount of the Commercial Mortgage due 2015 was fully repaid along with accrued interest.

During the second quarter of 2012, all of the originally placed 8.125% Senior Notes due 2019 were exchanged for a new issue of 8.125% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable. The 8.125% Senior Notes due 2019 became fully and unconditionally guaranteed by Level 3 Communications, LLC during the first quarter of 2012.

During the first quarter of 2012, Level 3 Financing completed the offering of $900 million aggregate principal amount of its 8.625% Senior Notes due 2020 (the "8.625% Senior Notes"). A portion of the net proceeds from the offering of the 8.625% Senior Notes were used to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million. Level 3 Financing redeemed its 9.25% Senior Notes due 2014 at a price of 102.313% of the principal amount and recognized a loss on extinguishment of debt of $22 million. The remaining net proceeds constituted purchase money indebtedness under the existing senior secured credit agreement and indentures of the Company and Level 3 Financing and were used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS assets (as defined in the existing senior secured credit agreement and indentures of Level 3). The 8.625% Senior Notes will mature on July 15, 2020. Interest on the notes accrues from January 13, 2012 and will be payable on January 15 and July 15 of each year, beginning on July 15, 2012. Debt issuance costs of approximately $20 million were capitalized and are being amortized over the term of the 8.625% Senior Notes as interest expense using the effective interest method. During the second quarter of 2012, all of the originally placed notes were exchanged for a new issue of 8.625% Senior Notes due 2020 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable. The 8.625% Senior Notes became fully and unconditionally guaranteed by Level 3 Communications, LLC during the second quarter of 2012.

Also in the first quarter of 2012, the Company entered into an exchange agreement for a portion of its 15% Convertible Senior Notes due 2013. Pursuant to the agreement, approximately $100 million aggregate principal amount of Level 3's outstanding 15% Convertible Senior Notes due 2013 was exchanged for approximately 3.7 million shares of Level 3 common stock into which the notes were convertible plus an additional 1.7 million shares for a total of approximately 5.4 million shares. The consideration was based on the market price for these notes which included an inducement premium and included a payment for accrued and unpaid interest from January 15, 2012 through March 15, 2012 of approximately $2 million. This transaction did not include the payment by the Company of any cash. The Company recognized a loss on inducement included in loss on extinguishment of debt of $39 million.

2011 Debt Issuances, Redemptions, Exchanges and Conversions

In the fourth quarter of 2011, the major debt obligations of Global Crossing that were outstanding at the time of the Amalgamation were repaid.

During the fourth quarter of 2011, in connection with the closing of the Amalgamation (see Note 2 - Events Associated with the Amalgamation of Global Crossing), Level 3 Financing amended its existing credit agreement to incur an additional $650 million of borrowings through an additional tranche (the "Tranche B II Term Loan"). The Company borrowed the Tranche B II Term Loan from investors at a price of 99% of its principal amount. Debt issuance discount of approximately $7 million was reflected as a reduction in long-term debt. The Tranche B II Term Loan accrued interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The net proceeds from the Tranche B II Term Loan were used to refinance certain existing indebtedness of Global Crossing and for general corporate purposes. The Tranche B II Term Loan which was to mature on September 1, 2018 was prepaid in the fourth quarter of 2012.

Also during the fourth quarter of 2011, Level 3 Financing amended its existing credit agreement to incur an additional $550 million of borrowings through an additional tranche (the "Tranche B III Term Loan"). The Company borrowed the Tranche B III Term Loan from investors at a price of 95% of its principal amount. Debt issuance discount of approximately $28 million was reflected as a reduction in long-term debt. The Tranche B III Term Loan accrued interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The net proceeds from the Tranche B III Term Loan were used along with cash on hand to refinance the $280 million Tranche B Term Loan that was outstanding under the existing senior secured credit facility and the $274 million aggregate principal amount of Level 3 Communications, Inc.'s 3.5% Convertible Senior Notes due 2012. The Company recognized a loss on extinguishment of debt of $12 million and $15 million associated with the redemption and prepayment of the 3.5% Convertible Senior Notes due 2012 and the Tranche B Term Loan, respectively. The Tranche B III Term Loan which was to mature on September 1, 2018 was prepaid in the fourth quarter of 2012.

In the third quarter of 2011, the Company repurchased approximately $20 million of its 3.5% Convertible Senior Notes due 2012 at a price of 98.875% of the principal amount and recognized a loss on extinguishment of debt of less than $1 million.

Also in the third quarter of 2011, certain holders converted approximately $128 million of the Company's 15% Convertible Senior Notes due 2013 to common equity. Upon conversion, the Company issued an aggregate of approximately 5 million shares of Level 3 common stock, representing the approximately 37 shares per $1,000 note into which the notes were then convertible. The Company also paid an aggregate of approximately $29 million in cash, equivalent to $225 per $1,000 note, representing interest that would have been due from conversion through the maturity date, which was recognized as a loss on inducement and included in the loss on extinguishment of debt. The remaining 15% Convertible Senior Notes due 2013 were repaid at maturity on January 15, 2013.

During the second quarter of 2011, Level 3 Escrow, Inc., an indirect, wholly owned subsidiary of Level 3 Communications, Inc., issued $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 (the "8.125% Senior Notes") at a price of 99.264% of their principal amount. Debt issuance discount of approximately $4 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the notes on or before April 10, 2012, discussed further below, the initial term of the 8.125% Senior Notes was deemed to be through April 2012. When the contingency was resolved, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes using the effective interest method.

Further in the third quarter of 2011, Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 under the same indenture as the 8.125% Senior Notes, which are treated under that indenture as a single series of notes. The new 8.125% Senior Notes due 2019 were priced to investors at 98.545% of their principal amount, plus accrued interest from June 9, 2011 when the original notes were issued, and will mature on July 1, 2019. Debt issuance discount of approximately $9 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the 8.125% Senior Notes on or before April 10, 2012, the initial term of these notes was deemed to be through April 2012. When the contingency was resolved in connection with the Amalgamation, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes using the effective interest method.

The gross proceeds from the offering of the 8.125% Senior Notes were deposited into a segregated escrow account and remained in escrow until the date of the satisfaction of certain escrow conditions including, but not limited to, the substantially concurrent consummation of the Amalgamation and the assumption of the 8.125% Senior Notes by Level 3 Financing (the "Notes Assumption"). In conjunction with the completion of the

Amalgamation on October 4, 2011 (see Note 2 - Events Associated with the Amalgamation of Global Crossing), the escrow conditions were satisfied. Debt issuance costs of approximately $32 million were capitalized and are being amortized over the term of the 8.125% Senior Notes as interest expense using the effective interest method.

During the first quarter of 2011, Level 3 Financing issued $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 (the "9.375% Senior Notes") at a price of 98.001% of their principal amount. Debt issuance discount of approximately $10 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 9.375% Senior Notes using the effective interest method. Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 9.375% Senior Notes as interest expense using the effective interest method. The net proceeds from the offering, were used to redeem a portion of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 during the second quarter of 2011. Level 3 Financing redeemed approximately $443 million aggregate principal amount of its 9.25% Senior Notes due 2014 at a price of 104.625% of the principal amount. The Company recognized a loss on extinguishment of debt for the portion of the aggregate principal amount of the 9.25% Senior Notes due 2014 retired of approximately $23 million.

Also during the first quarter of 2011, in two separate transactions, Level 3 Communications, Inc. issued a total of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019 (the "11.875% Senior Notes"). The Company issued its 11.875% Senior Notes to investors at a price of 98.173% of their principal amount. Debt issuance discount of approximately $11 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 11.875% Senior Notes using the effective interest method. Debt issuance costs of approximately $8 million were capitalized and are being amortized over the term of the 11.875% Senior Notes as interest expense using the effective interest method. The net proceeds from the issuance of the 11.875% Senior Notes were used to redeem the Company's 5.25% Convertible Senior Notes due 2011 and exchange the 9% Convertible Senior Discount Notes due 2013. As a result of the Company's redemption of the outstanding $196 million aggregate principal amount of 5.25% Convertible Senior Notes due 2011 at a price of 100.75% of the principal amount and exchange of the outstanding $295 million aggregate principal amount of 9% Convertible Senior Discount Notes due 2013, the Company recognized a loss on extinguishment of debt of $20 million.

Senior Secured Term Loans

On March 13, 2007, Level 3 Communications, Inc., as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as administrative agent and collateral agent, and certain other agents and certain lenders entered into a Credit Agreement, pursuant to which the lenders extended a $1.4 billion senior secured term loan to Level 3 Financing. The $1.4 billion senior secured term loan (the "Tranche A Term Loan") had an interest rate of LIBOR plus an applicable margin of 2.25% per annum. In addition, during the second quarter of 2009, Level 3 Financing amended and restated its existing senior secured Credit Agreement to increase the borrowings through the creation of a $280 million Tranche B Term Loan (the "Tranche B Term Loan") and had an interest rate of LIBOR plus 8.5% per annum, with LIBOR set at a minimum of 3.00%. The Tranche A Term Loan and Tranche B Term Loan which were to mature on March 13, 2014 were prepaid in August 2012 and November 2011, respectively. The $1.4 billion Tranche A Term Loan had an effective interest rate of 2.65% as of December 31, 2011, excluding the effect of the $1 billion notional amount interest rate swaps. As of December 31, 2011, the capitalized unamortized debt issuance costs remaining on the Tranche A Term Loan was $6 million.

The Company used a portion of the original net proceeds after transaction costs to repay Level 3 Financing's $730 million Senior Secured Term Loan due 2011 under that certain credit agreement dated June 27, 2006. In addition, the Company used a portion of the net proceeds to fund the purchase of certain of its existing debt securities.

On October 4, 2011, in connection with the closing of the Amalgamation (see Note 2 - Events Associated with the Amalgamation of Global Crossing), Level 3 Financing amended its existing Credit Agreement to incur an additional $650 million of borrowings through an additional tranche. The Company borrowed the Tranche B II Term Loan from investors at a price of 99% of its principal amount. Debt issuance discount of approximately $7 million was reflected as a reduction in long-term debt. The Tranche B II Term Loan accrued interest at 4.25% plus LIBOR,

(with a LIBOR minimum of 1.5%), with interest payments due quarterly. The Tranche B II Term Loan which was to mature on September 1, 2018 was prepaid in October 2012. The net proceeds from the Tranche B II Term Loan were used to refinance certain existing indebtedness of Global Crossing in connection with the consummation of the Amalgamation and for general corporate purposes.

Additionally, on November 10, 2011, Level 3 Financing amended its existing Credit Agreement to incur an additional $550 million of borrowings through an additional tranche. The Company borrowed the Tranche B III Term Loan from investors at a price of 95% of its principal amount. Debt issuance discount of approximately $28 million was reflected as a reduction in long-term debt. The Tranche B III Term Loan accrued interest at 4.25% plus LIBOR, (with a LIBOR minimum of 1.5%), with interest payments due quarterly. The Tranche B III Term Loan which was to mature on September 1, 2018 was prepaid in October 2012. The net proceeds from the Tranche B III Term Loan were used along with cash on hand to prepay the $280 million Tranche B Term Loan that was outstanding under the existing senior secured credit facility and the $274 million aggregate principal amount of Level 3 Communications, Inc.'s 3.5% Convertible Senior Notes due 2012.

As of December 31, 2011, debt issuance discounts on the Tranche B II Term Loan and Tranche B III Term Loan, were $6 million and $27 million, respectively. The capitalized unamortized debt issuance costs for the Tranche B II Term Loan and Tranche B III Term Loan were $14 million and $8 million at December 31, 2011, respectively.

On August 6, 2012, Level 3 Financing refinanced its existing $1.4 billion Tranche A Term Loan under its existing senior secured credit facility through the creation of new term loans in the aggregate principal amount of $1.415 billion. The New Term Loans were borrowed pursuant to an amended and restated Credit Agreement, which reflects the amendments approved by the lenders. The New Term Loans consist of: (a) $600 million senior secured term loan which matures on February 1, 2016, and (b) $815 million senior secured term loan which matures on August 1, 2019. The Tranche B 2016 Term Loan requires repayment of 0.25% of the aggregate principal amount on the last day of each March, June, September and December, beginning with December 31, 2012 and ending with such last day to occur prior to maturity. The interest rates on the loans are LIBOR plus 3.25% for the Tranche B 2016 Term Loan and LIBOR plus 3.75% for the Tranche B 2019 Term Loan, with LIBOR set at a minimum of 1.5% on both loans. The Tranche B 2016 Term Loan and the Tranche B 2019 Term Loan were priced at 99.5% and 99.0% of par, respectively. Debt issuance discounts of approximately $3 million and $8 million were reflected as a reduction in long-term debt and are being amortized as interest expense over the term of the Tranche B 2016 Term Loan and Tranche B 2019 Term Loan, respectively, using the effective interest method. The Company used the net proceeds from the New Term Loans, along with cash on hand, to prepay Level 3 Financing's $1.4 billion Tranche A Term Loan under the existing Credit Agreement which was to mature in March 2014 and used remaining net proceeds to repay $15 million in principal amount plus premium for existing vendor financing obligations. Debt issuance costs for the Tranche B 2016 Term Loan and the Tranche B 2019 Term Loan of approximately $9 million and $12 million, respectively, were capitalized and are being amortized over the respective terms of those term loans as interest expense using the effective interest method.

As of December 31, 2012, debt issuance discounts on the Tranche B 2016 Term Loan and Tranche B 2019 Term Loan, were $3 million and $8 million, respectively. The capitalized unamortized debt issuance costs for the Tranche B 2016 Term Loan and Tranche B 2019 Term Loan were $8 million and $11 million at December 31, 2012, respectively.

On October 4, 2012, Level 3 Financing refinanced its existing $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under its existing senior secured credit facility through the creation of a new term loan in the aggregate principal amount of $1.2 billion. The Tranche B-II 2019 Term Loan was borrowed pursuant to an amended and restated Credit Agreement. The Tranche B-II 2019 Term Loan consists of a $1.2 billion senior secured term loan which matures on August 1, 2019. The interest rate on the loan is LIBOR plus 3.25%, with LIBOR set at a minimum of 1.5%. The Tranche B-II 2019 Term Loan was priced at par. The Company used the net proceeds from the Tranche B-II 2019 Term Loan, along with cash on hand, to prepay Level 3 Financing's $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan under the existing Credit Agreement which were to mature in September 2018. Debt issuance costs of approximately $13 million were capitalized and are

being amortized over the term of the Tranche B-II 2019 Term Loan as interest expense using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $13 million at December 31, 2012.

Level 3 Financing has the option of electing one, two, three or six month LIBOR at the end of each interest period and may elect different options with respect to different portions of the Senior Secured Term Loan. Interest is payable in cash at the end of each LIBOR period elected in arrears, provided that in the case of a six month interest period, interim interest payments are required at the end of the first three months.

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business. The Senior Secured Term Loan includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Senior Secured Term Loan also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios or other financial metrics.

Floating Rate Senior Notes due 2015 and the redeemed 8.75% Senior Notes due 2017

On February 14, 2007, Level 3 Financing received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The Notes were subsequently registered through a public exchange offer. The 8.75% Senior Notes were redeemed at a price of 104.375% of the principal amount in the third quarter of 2012.

The 2015 Floating Rate Senior Notes are senior unsecured, unsubordinated obligations of Level 3 Financing ranking equal in right of payment with all other senior unsecured, unsubordinated obligations of Level 3 Financing. Level 3 Communications, Inc. and Level 3 Communications, LLC have guaranteed the 2015 Floating Rate Senior Notes (see Note 17 - Condensed Consolidating Financial Information). Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semiannually. The interest rate was 4.469% at December 31, 2012. Interest on the 2015 Floating Rate Senior Notes is payable semiannually in cash on February 15 and August 15 beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015. Level 3 Financing may redeem the 2015 Floating Rate Notes, in whole or in part, at any time, without the payment of a premium. The 2015 Floating Rate Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of approximately $6 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2015 as interest expense using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to $2 million at December 31, 2012.

10% Senior Notes due 2018

On January 20, 2010, Level 3 Financing received $613 million proceeds, after deducting a $13 million debt issuance discount and approximately $14 million of debt issuance costs, from a private offering of $640 million in aggregate principal amount of its 10% Senior Notes due 2018 (the "10% Senior Notes"). The net proceeds were used to fund Level 3 Financing's purchase of its 12.25% Senior Notes due 2013 in a concurrent tender offer and consent solicitation. The 10% Senior Notes will mature on February 1, 2018 and are senior unsecured, unsubordinated obligations of Level 3 Financing ranking equal in right of payment with all other senior unsecured, unsubordinated obligations of Level 3 Financing. The 10% Senior Notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (see Note 17 - Condensed Consolidating Financial Information). Interest on the notes accrues at 10% per year and is payable on February 1 and August 1 of each year, beginning August 1, 2010.

As of December 31, 2012, debt issuance discount remaining was $10 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2012.

The 10% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time before February 1, 2014, at a redemption price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. Level 3 Financing may redeem the 10% Senior Notes, in whole or in part, at any time on or after February 1, 2014. If a redemption occurs before February 1, of the years indicated below:

Year	Redemption Price
2014	105.000%
2015	102.500%
2016	100.000%

The offering of the 10% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In June 2010, all of the originally placed notes were exchanged for a new issue of 10% Senior Notes due 2018 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

11.875% Senior Notes due 2019

In January 2011, in two separate transactions, Level 3 Communications, Inc. issued a total of $605 million aggregate principal amount of its 11.875% Senior Notes due 2019. The Company issued its 11.875% Senior Notes due 2019 to investors at a price of 98.173% of their principal amount. The net proceeds from the issuance of the 11.875% Senior Notes, which included an $11 million debt issuance discount, were used to redeem the Company's 5.25% Convertible Senior Notes due 2011 and exchange the 9% Convertible Senior Discount Notes due 2013 during the first quarter of 2011. Debt issuance discount of approximately $11 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 11.875% Senior Notes using the effective interest method. The 11.875% Senior Notes will mature on February 1, 2019 and are not guaranteed by the Company's subsidiaries. Interest on the notes accrues at 11.875% per year and is payable on April 1 and October 1 of each year, beginning April 1, 2011. Debt issuance costs of approximately $8 million were capitalized and are being amortized over the term of the 11.875% Senior Notes as interest expense using the effective interest method.

As of December 31, 2012, debt issuance discount remaining was $9 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $7 million at December 31, 2012.

The 11.875% Senior Notes are subject to redemption at the option of Level 3 Communications, Inc. in whole or in part, at any time or from time to time, prior to February 1, 2015, at 100% of the principal amount of 11.875% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on or after February 1, 2015 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning February 1, of the years indicated below:

Year	Redemption Price
2015	105.938%
2016	102.969%
2017	100.000%

At any time or from time to time on or prior to February 1, 2014, the Company may redeem up to 35% of the original aggregate principal amount of the 11.875% Senior Notes at a redemption price equal to 111.875% of the principal amount of the 11.875% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, with the net cash proceeds contributed to the capital of Level 3 from one or more private placements of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate

principal amount of the 11.875% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The offering of the 11.875% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In July 2011, all of the originally placed notes were exchanged for a new issue of 11.875% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

9.375% Senior Notes due 2019

On March 4, 2011, Level 3 Financing issued $500 million aggregate principal amount of its 9.375% Senior Notes due 2019 at a price of 98.001% of their principal amount. The net proceeds from the offering, were used to redeem a portion of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 on April 4, 2011. Debt issuance discount of approximately $10 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the 9.375% Senior Notes using the effective interest method. The 9.375% Senior Notes are senior unsecured obligations of Level 3 Financing ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. The Company and Level 3 Communications, LLC have guaranteed the 9.375% Senior Notes. The 9.375% Senior Notes will mature on April 1, 2019. Interest on the Notes will be payable on April 1 and October 1 of each year, beginning on October 1, 2011. Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 9.375% Senior Notes as interest expense using the effective interest method.

As of December 31, 2012, debt issuance discount remaining was $8 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $9 million at December 31, 2012.

The 9.375% Senior Notes Due 2019 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, prior to April 1, 2015, at 100% of the principal amount of 9.375% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on or after April 1, 2015 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning April 1, of the years indicated below:

Year	Redemption Price
2015	104.688%
2016	102.344%
2017	100.000%

At any time or from time to time on or prior to April 1, 2014, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 9.375% Senior Notes at a redemption price equal to 109.375% of the principal amount of the 9.375% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, with the net cash proceeds contributed to the capital of Level 3 Financing from one or more private placements or underwritten public offerings of common stock of the Company resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate principal amount of the 9.375% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The offering of the 9.375% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In July 2011, all of the originally placed notes were exchanged for a new issue of 9.375% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

8.125% Senior Notes due 2019

On June 9, 2011, Level 3 Escrow, Inc., an indirect, wholly owned subsidiary of Level 3 Communications, Inc., issued $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019. Level 3 Escrow, Inc. issued the 8.125% Senior Notes to investors at a price of 99.264% of their principal amount. Debt issuance discount of approximately $4 million was reflected as a reduction in long-term debt and was amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the notes on or before April 10, 2012, discussed further below, the initial term of the 8.125% Senior Notes was deemed to be through April 2012. When the contingency was resolved, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes using the effective interest method. The 8.125% Senior Notes will mature on July 1, 2019 and are unconditionally guaranteed on an unsubordinated unsecured basis by Level 3 and Level 3 Communications LLC. Interest on the notes accrues at 8.125% per year and is payable on January 1 and July 1, beginning on January 1, 2012.

On July 28, 2011, Level 3 Escrow, Inc. issued an additional $600 million in aggregate principal amount of its 8.125% Senior Notes due 2019 ("Series B") under the same indenture as the 8.125% Senior Notes issued in June 9, 2011, which are treated under that indenture as a single series of notes. The new 8.125% Senior Notes due 2019 were priced to investors at 98.545% of their principal amount, plus accrued interest from June 9, 2011 when the original notes were issued, and will mature on July 1, 2019. Debt issuance discount of approximately $9 million was reflected as a reduction in long-term debt and is being amortized as interest expense over the beginning initial term of the 8.125% Senior Notes using the effective interest method. As a result of certain conditions that could have required Level 3 Escrow, Inc. to redeem the $1.2 billion of 8.125% Senior Notes on or before April 10, 2012, the initial term of these notes was deemed to be through April 2012. When the contingency was resolved in connection with the Amalgamation, the Company reclassified these notes into long-term debt and the remaining related debt issuance discount is being amortized as interest expense over the remaining term of the 8.125% Senior Notes using the effective interest method.

The gross proceeds from the offering of the 8.125% Senior Notes were deposited into a segregated escrow account and were to remain in escrow until the date of the satisfaction of certain escrow conditions including, but not limited to, the substantially concurrent consummation of the Amalgamation and the assumption of the 8.125% Senior Notes by Level 3 Financing (the “Notes Assumption”). In conjunction with the completion of the Amalgamation on October 4, 2011 (see Note 2 - Events Associated with the Amalgamation of Global Crossing), the escrow conditions were satisfied. Debt issuance costs of approximately $32 million were capitalized and are being amortized over the term of the 8.125% Senior Notes using the effective interest method. Level 3 Financing assumed the obligations under the8.125% Senior Notes and the notes were reclassified to long-term debt in the third quarter of 2011. Following the release of the escrowed funds in connection with the Notes Assumption, the escrowed funds were used to refinance certain existing indebtedness of Global Crossing in connection with the closing of the Amalgamation.

As of December 31, 2012, debt issuance discount remaining was $8 million. As a result of amortization, the capitalized debt issuance costs have been reduced to $29 million at December 31, 2012.

The 8.125% Senior Notes will be subject to redemption at the option of Level 3 Financing, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice, (i) prior to July 1, 2015, at 100% of the principal amount of 8.125% Senior Notes so redeemed plus (A) the applicable make-whole premium set forth in the Indenture, as of the redemption date and (B) accrued and unpaid interest thereon (if any) up to, but not including, the redemption date, and on and after July 1, 2015, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) up to, but not including the redemption date, if redeemed during the twelve months beginning July 1, of the years indicated below:

Year	Redemption Price
2015	104.063%
2016	102.031%
2017	100.000%

At any time or from time to time after the Notes Assumption and on or prior to July 1, 2014, up to 35% of the original aggregate principal amount of the 8.125% Senior Notes may be redeemed at a redemption price equal to 108.125% of the principal amount of the 8.125% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) up to, but not including the redemption date, with the net cash proceeds contributed from one or more private placements of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate. However, at least 65% of the original aggregate principal amount of the 8.125% Senior Notes must remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days following such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The offering of the 8.125% Senior Notes was not originally registered under the Securities Act of 1933, as amended, and included a registration rights agreement. In April 2012, all of the originally placed notes were exchanged for a new issue of 8.125% Senior Notes due 2019 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable.

8.875% Senior Notes due 2019

On August 1, 2012, Level 3 Communications, Inc. completed the offering of $300 million aggregate principal amount of its 8.875% Senior Notes due 2019. Debt issuance costs of approximately $7 million were capitalized and are being amortized over the term of the 8.875% Senior Notes as interest expense using the effective interest method. The net proceeds from the offering of the notes are being used for general corporate purposes, including the potential repurchase, redemption, repayment or refinancing of the Company's and its subsidiaries' existing indebtedness from time to time. The 8.875% Senior Notes were priced at 100% of their principal amount and will mature on June 1, 2019. Interest on the notes accrues from August 1, 2012 and will be payable on June 1 and December 1 of each year, beginning on December 1, 2012. The notes are senior unsecured obligations of Level 3 Communications, Inc., ranking equal in right of payment with all other senior unsecured obligations of Level 3. The notes will not be guaranteed by any of the Company's subsidiaries.

As a result of amortization, the capitalized debt issuance costs have been reduced to $6 million at December 31, 2012.

The 8.875% Senior Notes are subject to redemption at the option of Level 3 in whole or in part, at any time before June 1, 2015 at the redemption price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. On and after June 1, 2015, Level 3 may redeem all or part of the 8.875% Senior Notes, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning June 1, of the years indicated below:

Year	Redemption Price
2015	104.438%
2016	102.219%
2017	100.000%

In addition, at any time or from time to time on or prior to June 1, 2015, Level 3 may redeem up to 35% of the original aggregate principal amount of the 8.875% Senior Notes (including any additional 8.875% Senior Notes) at a redemption price equal to 108.875% of the principal amount of the 8.875% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.875% Senior Notes (including any additional 8.875% Senior Notes) would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 8.875% Senior Notes are not registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. In connection with the offering, Level 3 entered into a registration rights agreement pursuant to which Level 3 agreed to file a registration statement to exchange the offered notes with new notes that are substantially identical in all material respects, and to use commercially reasonable efforts to cause the registration statement to be declared effective no later than 270 days after the issuance of the offered notes.

8.625% Senior Notes due 2020

On January 13, 2012, Level 3 Financing completed the offering of $900 million aggregate principal amount of its 8.625% Senior Notes due 2020. Debt issuance costs of approximately $20 million were capitalized and are being amortized over the term of the 8.625% Senior Notes as interest expense using the effective interest method. In February 2012, a portion of the net proceeds from the offering of the 8.625% Senior Notes were used to redeem all of Level 3 Financing's outstanding 9.25% Senior Notes due 2014 in aggregate principal amount of $807 million.

The remaining net proceeds constituted purchase money indebtedness under the existing senior secured credit agreement and indentures of the Company and Level 3 Financing and were used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any Telecommunications/IS assets (as defined in the existing senior secured credit agreement and indentures of Level 3).

The 8.625% Senior Notes will mature on July 15, 2020. Interest on the notes accrues from January 13, 2012 and will be payable on January 15 and July 15 of each year, beginning on July 15, 2012. The notes are fully and unconditionally guaranteed on an unsubordinated unsecured basis by the Company and became fully and unconditionally guaranteed by Level 3 Communications, LLC in the second quarter of 2012. The notes are unsecured, unsubordinated obligations of Level 3 Financing ranking equal in right of payment with all existing and

future unsubordinated indebtedness of Level 3 Financing and are senior in right of payment to all existing and future indebtedness of Level 3 Financing expressly subordinated in right of payment to the notes.

As a result of amortization, the capitalized debt issuance costs have been reduced to $18 million at December 31, 2012.

The 8.625% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time before January 15, 2016 at the redemption price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. On and after January 15, 2016, Level 3 Financing may redeem all or part of the 8.625% Senior Notes, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning January 15, of the years indicated below:

Year	Redemption Price
2016	104.313%
2017	102.156%
2018	100.000%

In addition, at any time or from time to time on or prior to January 15, 2015, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 8.625% Senior Notes (including any additional 8.625% Senior Notes) at a redemption price equal to 108.625% of the principal amount of the 8.625% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.625% Senior Notes (including any additional 8.625% Senior Notes) would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice. The 8.625% Senior Notes due 2020 issued by Level 3 Financing were not originally registered under the Securities Act of 1933, as amended.

During the second quarter of 2012, all of the originally placed notes were exchanged for a new issue of 8.625% Senior Notes due 2020 with identical terms and conditions, other than those related to registration rights, in a registered exchange offer and are now freely tradeable. The 8.625% Senior Notes became fully and unconditionally guaranteed by Level 3 Communications, LLC during the second quarter of 2012.

7% Senior Notes due 2020

On August 6, 2012, Level 3 Financing completed the offering of $775 million aggregate principal amount of its 7% Senior Notes due 2020. Debt issuance costs of approximately $15 million were capitalized and are being amortized over the term of the 7% Senior Notes as interest using the effective interest method. The net proceeds from the offering of the notes, along with cash on hand were used to redeem all of the outstanding 8.75% Senior Notes due 2017 issued by Level 3 Financing, including the payment of accrued interest and applicable premiums, and in connection with that redemption, the indenture relating to the 8.75% Senior Notes due 2017 was discharged. The 7% Senior Notes were priced at 100% of their principal amount and will mature on June 1, 2020. Interest on the notes accrues from August 6, 2012 and will be payable on June 1 and December 1 of each year, beginning on December 1, 2012. The notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. The 7% Senior Notes are guaranteed on an unsecured basis by Level 3 Communications, Inc. and by Level 3 Communications, LLC.

As a result of amortization, the capitalized debt issuance costs have been reduced to $14 million at December 31, 2012.

The 7% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time before June 1, 2016 at the redemption price equal to 100% of their principal amount, plus a make-whole premium and accrued and unpaid interest. On or after June 1, 2016, Level 3 Financing may redeem all or part of the 7% Senior Notes, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest thereon (if any) to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve months beginning June 1, of the years indicated below:

Year	Redemption Price
2016	103.500%
2017	101.750%
2018	100.000%

In addition, at any time or from time to time on or prior to June 1, 2015, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 7% Senior Notes (including any additional 7% Senior Notes) at a redemption price equal to 107% of the principal amount of the 7% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 7% Senior Notes (including any additional 7% Senior Notes) would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 7% Senior Notes are not registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. In connection with the offering, the Company and Level 3 Financing entered into a registration rights agreement pursuant to which Level 3 and Level 3 Financing agreed to file a registration statement to exchange the offered notes with new notes that are substantially identical in all material respects, and to use commercially reasonable efforts to cause the registration statement to be declared effective no later than 270 days after the issuance of the 7% Senior Notes.

15% Convertible Senior Notes due 2013

On December 24, 2008, Level 3 Communications, Inc. received gross proceeds of $374 million and on December 31, 2008, the Company received gross proceeds of $26 million from the issuance of its $400 million 15% Convertible Senior Notes due 2013 (the "15% Convertible Senior Notes"). The proceeds from this issuance were primarily used to repurchase, through tender offers, a portion of the Company's 6% Convertible Subordinated Notes due 2009, 6% Convertible Subordinated Notes due 2010 and 2.875% Convertible Senior Notes due 2010. The 15% Convertible Senior Notes were priced at 100% of the principal amount. The 15% Convertible Senior Notes are unsecured and unsubordinated obligations and will rank equally with all the Company's existing and future unsecured and unsubordinated indebtedness. The 15% Convertible Senior Notes will mature on January 15, 2013. Interest on the notes will accrue from the date of original issuance at a rate of 15% per year and will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The 15% Convertible Senior Notes contain limited covenants which restrict additional liens on assets of the Company.

The 15% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at a conversion price of $27 per share (which is equivalent to a conversion rate of approximately 37 shares of common

stock per $1,000 principal amount of the 15% Convertible Senior Notes), subject to adjustment upon certain events, at any time before the close of business on January 15, 2013. If at any time following the date of original issuance of the 15% Convertible Senior Notes and prior to the close of business on January 15, 2013 the closing per share sale price of the Company's common stock exceeds 222.2% of the conversion price then in effect for at least 20 trading days within any 30 consecutive trading day period, the 15% Convertible Senior Notes will automatically convert into shares of Level 3 common stock, plus accrued and unpaid interest (if any) to, but excluding the automatic conversion date, which date will be designated by the Company following such automatic conversion event.

Holders of the 15% Convertible Senior Notes may require the Company to repurchase all or any part of their notes upon the occurrence of a designated event at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest to, but excluding, the repurchase date, if any.

In addition, if a holder elects to convert its 15% Convertible Senior Notes in connection with certain changes in control, the Company could be required to pay a make-whole premium by increasing the number of shares deliverable upon conversion of such notes. Any make-whole premium will have the effect of increasing the number of shares due to holders of the 15% Convertible Senior Notes upon conversion.

On July 6, 2011, certain holders converted approximately $128 million of the 15% Convertible Senior Notes to common equity. Upon conversion, the Company issued an aggregate of approximately 5 million shares of Level 3 common stock, representing the approximately 37 shares per $1,000 note into which the notes were then convertible. The Company also paid an aggregate of approximately $29 million in cash, equivalent to $225 per $1,000 note, representing interest that would have been due from conversion through the maturity date, which was recognized as a loss on inducement and included in the loss on extinguishment of debt.

On March 13, 2012, the Company entered into an exchange agreement for a portion of its 15% Convertible Senior Notes due 2013. Pursuant to the agreement, approximately $100 million aggregate principal amount of Level 3's outstanding 15% Convertible Senior Notes due 2013 was exchanged for approximately 3.7 million shares of Level 3 common stock into which the notes were convertible plus an additional 1.7 million shares for a total of approximately 5.4 million shares. The consideration was based on the market price for these notes which included an inducement premium and included a payment for accrued and unpaid interest from January 15, 2012 through March 15, 2012 of approximately $2 million. This transaction did not include the payment by the Company of any cash.

On January 15, 2013, the Company repaid at maturity approximately $172 million of its 15% Convertible Senior Notes.

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 15% Convertible Senior Notes. The unamortized debt issuance costs were less than $1 million at December 31, 2012.

7% Convertible Senior Notes due 2015

On June 26, 2009, Level 3 Communications, Inc. issued $200 million aggregate principal amount of 7% Convertible Senior Notes due 2015 under an indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Senior Notes due 2015 were issued in conjunction with the exchange of approximately $142 million aggregate principal amount of the Company's 6% Convertible Subordinated Notes due 2010 and approximately $140 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010. As part of this exchange, Level 3 also paid $78 million in cash, including accrued and unpaid interest for the notes exchanged.

On October 15, 2009, Level 3 issued $275 million aggregate principal amount of 7% Convertible Senior due 2015, Series B under a second supplemental indenture between Level 3 and The Bank of New York, as trustee. The 7% Convertible Senior Notes due 2015, Series B are substantially similar in all respects to the 7% Convertible Senior Notes due 2015. The 7% Convertible Senior Notes due 2015, together with the 7% Convertible Senior Notes due 2015, Series B are referred to as the "7% Convertible Senior Notes due 2015".

The 7% Convertible Senior Notes due 2015 mature on March 15, 2015 and bear interest at a rate of 7% per annum, payable semiannually in arrears on March 15 and September 15. Interest payments commence for the 7% Convertible Senior Notes due 2015 on September 15, 2009 and on March 15, 2010 for the 7% Convertible Senior Notes due 2015, Series B. The 7% Convertible Senior Notes due 2015 rank equally in right of payment with all other existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

The 7% Convertible Senior Notes due 2015 are convertible into shares of Level 3 common stock, at the option of the holder, at any time prior to maturity, unless previously repurchased or redeemed, or unless Level 3 has caused the conversion rights to expire. The 7% Convertible Senior Notes due 2015 may be converted at the rate of approximately 37 shares of common stock per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $27 per share.

Upon the occurrence of a designated event (a change of control or a termination of trading), holders of the 7% Convertible Senior Notes due 2015 will have the right, subject to certain exceptions and conditions, to require Level 3 to repurchase all or any part of the 7% Convertible Senior Notes due 2015 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest thereon (if any) to, but excluding, the designated event purchase date. In addition, if an event treated as a change in control of Level 3 occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 7% Convertible Senior Notes due 2015 at a purchase price of 100% of the principal amount, plus a "make whole" premium, by increasing the conversion rate applicable to such 7% Convertible Senior Notes due 2015.

Debt issuance costs of $4 million were originally capitalized and are being amortized over the term of the 7% Convertible Senior Notes due 2015 as interest expense using the effective interest method. The capitalized unamortized debt issuance costs were $2 million at December 31, 2012.

6.5% Convertible Senior Notes due 2016

On September 20, 2010, Level 3 Communications, Inc. received $170 million of net proceeds after transaction costs, from a public offering of $175 million aggregate principal amount of its 6.5% Convertible Senior Notes due 2016 (the "6.5% Convertible Senior Notes"). On October 5, 2010, in connection with the underwriters' exercise of the $26 million over-allotment option associated with the 6.5% Convertible Senior Notes, the Company received an additional $25.5 million net proceeds after transaction costs of less than $1 million. The 6.5% Convertible Senior Notes are senior unsecured obligations and rank equally in right of payment with all other existing and future unsubordinated indebtedness of Level 3 Communications, Inc. The 6.5% Convertible Senior Notes will mature on October 1, 2016. Interest on the notes accrues at 6.5% per year and is payable semiannually on April 1 and October 1, beginning April 1, 2011.

The 6.5% Convertible Senior Notes are convertible by holders into shares of the Company's common stock at any time prior maturity, unless previously redeemed, repurchased or unless the Company has caused the conversion rights to expire. The conversion rate is approximately 54 shares per each $1,000 principal amount of 6.5% Convertible Senior Notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $18.525 per share. In addition, if a designated event (a change in control or a termination of trading) occurs, Level 3 will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes due 2016 at a purchase price of 100% of the principal amount, plus accrued and unpaid interest thereon. If an event treated as a change in control occurs, the Company will be obligated, subject to certain conditions, to offer to purchase all of the outstanding 6.5% Convertible Senior Notes at a purchase price of 100% of the principal amount plus a "make whole" premium, by increasing the conversion rate applicable to such 6.5% Convertible Senior Notes due 2016.

Debt issuance costs of $6 million were originally capitalized and are being amortized over the term of the 6.5% Convertible Senior Notes as interest expense using the effective interest method. The capitalized unamortized debt issuance costs were $4 million at December 31, 2012.

Capital Leases

As of December 31, 2012, the Company had $86 million of capital leases. The Company leases property, equipment, certain dark fiber facilities and metro fiber under noncancelable IRU agreements that are accounted for as capital leases. Interest rates on these capital leases approximated 9.2% on average as of December 31, 2012.

Other Debt

As of December 31, 2012, the Company had $12 million of other debt with an average interest rate of 5.7%.

Covenant Compliance

At December 31, 2012 and 2011, the Company was in compliance with the covenants on all outstanding debt issuances.

Long-Term Debt Maturities

Aggregate future contractual maturities of long-term debt and capital leases (excluding discounts and fair value adjustments) were as follows as of December 31, 2012 (dollars in millions):

2013	$	216
2014		23
2015		788
2016		788
2017		6
Thereafter		6,959
	$	8,780

(13) Employee Benefits and Stock-Based Compensation

The Company records non-cash compensation expense for its outperform stock appreciation rights that it refers to as outperform stock options ("OSO"), restricted stock units and shares, 401(k) matching contributions, and other stock-based compensation associated with the Company's discretionary bonus grants. Total non-cash compensation expense related to these equity awards was $135 million in 2012, $101 million in 2011 and $67 million in 2010.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2012, 2011 and 2010 (dollars in millions):

	2012	2011	2010
OSO	$ 14	$ 10	$ 10
Restricted Stock Units and Shares	40	22	19
401(k) Match Expense	23	13	11
Restricted Stock Unit Bonus Grant	46	57	28
Management Incentive and Retention Plan	13	—	—
	136	102	68
Capitalized Non-Cash Compensation	(1)	(1)	(1)
	$ 135	$ 101	$ 67

The Company capitalizes non-cash compensation for those employees directly involved in the construction of the network, installation of services for customers or the development of business support systems.

OSOs and restricted stock units and shares are granted under the Level 3 Communications, Inc. Stock Plan, as amended (the "Stock Plan"), which term extends through May 20, 2020. The Stock Plan provides for accelerated vesting of stock awards upon retirement if an employee meets certain age and years of service requirements and certain other requirements. Under the Stock Compensation guidance, if an employee meets the age and years of service requirements under the accelerated vesting provision, the award would be expensed at grant or expensed over the period from the grant date to the date the employee meets the requirements, even if the employee has not actually retired. The Company recognized non-cash compensation expense for employees that met the age and years of service requirements for accelerated vesting at retirement of $9 million, $12 million and $8 million in 2012, 2011 and 2010, respectively.

Outperform Stock Options

The Company's OSO program was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their OSOs. The Company believes that the OSO program directly aligns management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500® Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500® Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500® Index, the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500® Index. To the extent that Level 3's common stock outperforms the S&P 500® Index, the value of OSO units to a holder may exceed the value of non-qualified stock options.

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the settlement date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	—
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of settlement.

Upon settlement of an OSO, the Company shall deliver or pay to the grantee the difference between the fair market value of a share of Level 3 common stock as of the day prior to the settlement date, less the Adjusted Strike Price (the "Exercise Consideration"). The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the fair market value of a share of Level 3 common stock as of the date prior to the settlement date. Fair market value is defined in the OSO agreement as the closing price per share of Level 3 common stock on the national securities exchange on which the common stock is traded. Settlement of the OSO units does not require any cash outlay by the employee.

As part of a comprehensive review of its long-term compensation program completed in the first quarter of 2007, beginning with awards made on or after April 1, 2007, OSO units were awarded monthly to employees in mid-management level and higher positions, have a three year life, vest 100% and fully settle on the third anniversary of the date of the award and are valued as of the first day of each month. Recipients have no discretion on the timing to exercise OSO units granted on or after April 1, 2007, thus the expected life of all such OSO units is three years. During the first quarter of 2010, the Company revised the eligibility criteria and grant schedule for its non-cash compensation. Effective April 1, 2010, the Company's OSOs are granted quarterly to certain levels of management. There were no changes to the vesting schedule, or any other aspects of the non-cash compensation plans.

As of December 31, 2012, there was $21 million of unamortized compensation expense related to granted OSO units. The weighted average period over which this cost will be recognized is 2.16 years.

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the effect of the market conditions and success multiplier of the OSO program. The Company believes that given the relative short life of the OSOs and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2012	2011	2010
S&P 500 Expected Dividend Yield Rate	2.05%	1.83%	2.00%
Expected Life	3 years	3 years	3 years
S&P 500 Expected Volatility Rate	23%	30%	30%
Level 3 Common Stock Expected Volatility Rate	39%	44%	51%
Expected S&P 500 Correlation Factor	0.32	0.39	0.40
Calculated Theoretical Value	110%	120%	132%
Estimated Forfeiture Rate	20%	20%	20%

The fair value of each OSO unit equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

As described above, recipients have no discretion on the timing to exercise OSO units. Thus the expected life of all such OSO units is three years. The Company estimates the stock price volatility using a combination of historical and implied volatility as Level 3 believes it is consistent with the approach most marketplace participants would consider using all available information to estimate expected volatility. The Company has determined that expected volatility is more reflective of market conditions and provides a more accurate indication of volatility than using solely historical volatility. In reaching this conclusion, the Company has considered many factors including the extent to which its future expectations of volatility over the respective term is likely to differ from historical measures, the absence of actively traded options and the Company's ability to review volatility of its publicly traded convertible debt with similar terms and prices to the securities the Company is valuing.

The fair value for OSO units awarded to participants during the years ended December 31, 2012, 2011 and 2010 was approximately $29 million, $12 million and $10 million, respectively.

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (years)
				(in millions)	
Balance January 1, 2010	1,056,627	$ 10.50 - $ 91.50	$ 44.25	$ 5.2	1.55
Options granted	511,082	14.10 - 24.30	19.50		
Options forfeited	(117,362)	10.50 - 91.50	25.80		
Options expired	(393,955)	45.45 - 91.50	76.95		
Options exercised	—	— - —	—		
Balance December 31, 2010	1,056,392	$ 10.50 - $ 51.60	$ 22.05	$ —	1.73
Options granted	498,618	14.70 - 36.60	23.96		
Options forfeited	(96,174)	10.50 - 51.60	22.36		
Options expired	(140,655)	31.80 - 51.60	44.64		
Options exercised	(29,469)	14.10 - 15.75	14.93		
Balance December 31, 2011	1,288,712	$ 10.50 - $ 36.60	$ 20.51	$ 1.8	1.53
Options granted	1,195,452	16.99 - 27.53	24.65		
Options forfeited	(72,335)	12.00 - 36.60	21.80		
Options expired	(278,111)	15.00 - 22.65	18.45		
Options exercised	(67,299)	10.50 - 13.80	12.48		
Balance December 31, 2012	2,066,419	$ 14.10 - $ 36.60	$ 23.40	$ 6.6	1.73

	OSO units Outstanding at December 31, 2012			OSO units Exercisable at December 31, 2012	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (years)	Weighted Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$ 14.10 - $ 20.85	496,213	1.04	$ 15.95	—	$ —
$ 22.05 - $ 24.30	793,617	1.76	$ 22.68	—	$ —
$ 27.53 - $ 36.60	776,589	2.14	$ 28.89	—	$ —
	2,066,419	1.73	$ 23.40	—	$ —

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500® Index as of December 31, 2012. As noted above, all of the outstanding OSO units granted have an expected life of three years. The total intrinsic value of OSOs outstanding based on the Company's performance against the S&P 500® Index was zero, zero, and zero, as of December 31, 2012, 2011 and 2010, respectively.

The total realized value of OSO units settled was $0.8 million, $0.4 million and zero for the years ended December 31, 2012, 2011 and 2010, respectively. The Company issued zero, 13,742 and zero shares of Level 3 common stock upon the exercise of OSO units for the years ended December 31, 2012, 2011 and 2010, respectively. The Company paid cash in lieu of shares of Level 3 common stock for the realized value of OSO units settled for the year ended December 31, 2012. The number of shares of Level 3 common stock issued upon settlement of an OSO

unit varies based upon the relative performance of Level 3 stock price and the S&P 500® Index between the initial grant date and settlement date of the OSO unit.

As of December 31, 2012, based on the Level 3 common stock price and post-multiplier values, the Company was obligated to issue no shares for vested and exercisable OSO units. As of December 31, 2012, there were no exercisable OSO units.

Restricted Stock and Units

Effective April 1, 2010, restricted stock units and shares are annually granted on July 1 to certain eligible recipients, including the Board of Directors, at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded totaled $69 million, $35 million and $21 million for the years ended December 31, 2012, 2011 and 2010, respectively. The fair value of these awards was calculated using the value of the Level 3 common stock on the grant date and are being amortized over the periods in which the restrictions lapse. As of December 31, 2012, unamortized compensation cost related to nonvested restricted stock and restricted stock units was $43 million and the weighted average period over which this cost will be recognized is 2.8 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	1,595,245	$ 33.30
Stock and units granted	1,182,353	17.55
Lapse of restrictions	(594,580)	38.70
Stock and units forfeited	(161,311)	26.55
Nonvested at December 31, 2010	2,021,707	$ 22.95
Stock and units granted	1,030,676	33.99
Lapse of restrictions	(845,717)	27.79
Stock and units forfeited	(175,883)	27.06
Nonvested at December 31, 2011	2,030,783	$ 26.25
Stock and units granted	2,869,584	24.13
Lapse of restrictions	(1,048,757)	26.06
Stock and units forfeited	(214,634)	24.92
Nonvested at December 31, 2012	3,636,976	$ 24.71

The total fair value of restricted stock and restricted stock units whose restrictions lapsed in the years ended December 31, 2012, 2011 and 2010 was $27 million, $24 million and $23 million, respectively.

Management Incentive and Retention Plan

Effective March 2012, the Company adopted a Management Incentive and Retention Plan ("MIRP") as a means of encouraging key management personnel to remain employed with the Company or one of its subsidiaries and to reward the achievement of established performance criteria. The MIRP provides an opportunity to receive two types of awards: a retention award and an incentive award. Participants' retention and incentive awards can have a cash component only or a cash component and an equity component. The equity component is granted in the form of restricted stock units under the Stock Plan.

A summary of the retention restricted stock units granted under the MIRP is shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	—	$ —
Stock and units granted	465,000	25.92
Lapse of restrictions	—	—
Stock and units forfeited	—	—
Nonvested at December 31, 2012	465,000	$ 25.92

In addition, the number of restricted stock units that would be granted under the incentive portion of the MIRP based on expected performance would be 418,500 as of December 31, 2012.

The total fair value of retention and incentive restricted stock units awarded during the period ended Dec. 31, 2012 under the MIRP, assuming performance attained against the performance benchmark, was $23 million.

As of December 31, 2012, unamortized compensation cost related to the MIRP was $10 million and the weighted average period over which this cost will be recognized is 1 year.

As of December 31, 2012, $11 million had been accrued in other current liabilities for the cash component of the MIRP.

Warrants

As of December 31, 2012, there were warrants to purchase 45,593 shares of Level 3 common stock outstanding with an exercise price of $73.50, which expired in January 2013. All of the warrants were fully vested and compensation expense had been fully recognized in the consolidated statements of operations.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans. The principal defined contribution plans are discussed individually below. Other defined contribution plans are not individually significant and therefore have been summarized in aggregate below.

The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401 (k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $17,000 in 2012 and $17,500 in 2013. Effective January 1, 2012, the Company matches 100% of employee contributions up to 4% of eligible earnings or applicable regulatory limits. Between March 6, 2009 and December 31, 2011, the Company matched 100% of employee contributions up to 3% of eligible earnings or applicable regulatory limits.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. The Company's matching contributions are made through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees through the Level 3 401(k) plan. Employees are not able to purchase units in the Level 3 Stock Fund. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested, subject to insider trading rules and regulations. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions, including future contributions. The Company made 401(k) Plan matching contributions of $23 million, $13 million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company's matching contributions are recorded as non-cash compensation and included in selling, general and administrative expenses. Former U.S.-based Global Crossing employees became eligible to participate in the Level 3 401(k) plan starting January 1, 2012.

Other defined contribution plans sponsored by the Company are individually not significant. On an aggregate basis the expenses recorded by the Company relating to these plans was approximately $7 million for the year ended December 31, 2012 and $2 million for the year ended December 31, 2011.

Non-Qualified Stock Options ("NQ Options")

On October 4, 2011, as part of the Amalgamation, the issued and outstanding options to purchase Global Crossing common shares were modified into options to purchase Level 3 common stock. There was no unrecognized compensation expense for NQ Options at the time of the Amalgamation and no additional NQ Options have been granted since the Amalgamation date.

Information regarding NQ Options outstanding is summarized below:

	Number Outstanding	Weighted Average Exercise Price
Balance at October 4, 2011	765,585	$ 10.82
Exercised	(167,395)	$ 10.93
Balance at December 31, 2011	598,190	$ 10.79
Exercised	(533,717)	$ 10.61
Forfeited	(2,149)	$ 14.39
Balance at December 31, 2012	62,324	$ 12.18

The following table summarizes information concerning outstanding and exercisable NQ Options at December 31, 2012:

		Options Outstanding and Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share
$ 9.53	28,549	0.9	$ 9.53
$ 14.43	33,775	2.0	$ 14.43
Total	62,324	1.5	$ 12.18

The weighted average remaining contractual term was 1.5 years for NQ Options exercisable as of December 31, 2012. The total intrinsic value of NQ Options outstanding and exercisable was approximately $1 million as of December 31, 2012. The total intrinsic value of NQ Options exercised between January 1, 2012 and December 31, 2012 was $6 million and Level 3 received $5 million for the exercise of these options. The total intrinsic value of NQ Options exercised between October 4, 2011 and December 31, 2011 was $1 million and Level 3 received $2 million for the exercise of these options.

Defined Benefit Plans

The Company has certain contributory and non-contributory employee pension plans, which are not significant to the financial position or operating results of Level 3. The Company recognizes in its balance sheet the funded status of its defined benefit post-retirement plans, which is measured as the difference between the fair value of the plan assets and the benefit obligation. The Company is also required to recognize changes in the funded status within accumulated other comprehensive income, net of tax to the extent such changes are not recognized in earnings as components of periodic net benefit cost. The fair value of the plan assets was $146 million and $137 million as of December 31, 2012 and 2011, respectively. The total benefit obligation was $166 million and $152 million as of December 31, 2012 and 2011, respectively. One of the Company's pension plans split the costs 60%/40% between the Company and the employees, respectively. Therefore, the total funded status was an obligation of $20 million, $12 million attributable to the Company and $8 million attributable to employees, as of December 31, 2012. The total funded status was an obligation of $15 million as of December 31, 2011.

Annual Discretionary Bonus Grant

The Company's annual discretionary bonus program is intended to retain and motivate employees to achieve the Company's financial and business goals. Each participant is provided a target award expressed as a percentage of base salary. Actual awards under the program are based on corporate results as well as achievement of specific

individual performance criteria during the bonus plan period, and may be paid in cash, restricted stock units, or a combination of the two, at the sole discretion of the Compensation Committee of the Board of Directors.

As of December 31, 2012, $103 million, had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company generally expects to pay out 40% in cash and 60% in immediately-vested restricted stock units and shares of Level 3 common stock in the first quarter of 2013.

As of December 31, 2011, $136 million had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company paid out $72 million cash and 2.4 million immediately-vested restricted stock units in 2012 for this plan.

As of December 31, 2010, $59 million had been accrued in other current liabilities for this bonus plan, including employer liability for payroll taxes and charges. The Company paid out $29 million cash and 1.7 million immediately-vested restricted stock units in 2011 for this plan.

(14) Income Taxes

The following table summarizes the income tax benefit (provision) attributable to loss from continuing operations before income taxes for each of the three years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(dollars in millions)		
Current:			
United States federal	$ —	$ —	$ —
State	(2)	—	(1)
Foreign	(36)	(8)	—
	(38)	(8)	(1)
Deferred, net of changes in valuation allowances:			
United States federal	(3)	(30)	—
State	—	(1)	—
Foreign	(7)	(2)	92
Income tax benefit (provision)	$ (48)	$ (41)	$ 91

The United States and foreign components of income (loss) from continuing operations before income taxes for each of the three years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	(dollars in millions)		
United States	$ (434)	$ (692)	$ (542)
Foreign	60	(94)	(170)
	$ (374)	$ (786)	$ (712)

A reconciliation of the actual income tax benefit (provision) and the tax computed by applying the U.S. federal rate (35%) to the loss before income taxes for each of the three years ended December 31, 2012, 2011 and 2010 is shown in the following table:

	2012	2011	2010
	(dollars in millions)		
Computed tax benefit at statutory rate	$ 131	$ 275	$ 250
Effect of earnings in jurisdictions outside of US	25	(13)	(13)
Change in valuation allowance	(145)	(213)	(130)
Permanent items	(48)	(44)	(16)
Indefinite-lived assets	(3)	(26)	—
Other, net	(8)	(20)	—
Income tax benefit (provision)	$ (48)	$ (41)	$ 91

The components of the net deferred tax assets (liabilities) as of December 31, 2012 and 2011 are as follows:

	2012	2011
	(dollars in millions)	
Deferred Tax Assets:		
Accrued payroll and related benefits	$ 119	$ 101
Deferred revenue	271	276
Unutilized tax net operating loss carry forwards	4,611	3,996
Fixed assets and intangible assets	134	157
Intercompany loss	148	164
Other	162	193
Total Deferred Tax Assets	5,445	4,887
Deferred Tax Liabilities:		
Fixed assets and intangible assets	(702)	(542)
Deferred revenue	(87)	(93)
Other	(45)	(51)
Foreign branch income	(37)	(40)
Total Deferred Tax Liabilities	(871)	(726)
Net Deferred Tax Assets before valuation allowance	4,574	4,161
Valuation Allowance	(4,697)	(4,252)
Net Deferred Tax (Liability) after Valuation Allowance	$ (123)	$ (91)
Balance sheet classification of deferred taxes:		
Net current deferred income tax asset	$ 9	$ 12
Net current deferred income tax liability	(3)	(3)
Net non-current deferred income tax asset	219	246
Net non-current deferred income tax liability	(348)	(346)
Net Deferred Tax (Liability) after Valuation Allowance	$ (123)	$ (91)

During the twelve months ended December 31, 2012, the Company completed an extensive analysis of the Company's Internal Revenue Code ("IRC") Section 382 limitation that resulted in an increase of the amount of net operating loss carry forwards as of December 31, 2011 by approximately $1.0 billion on a pre-tax basis. There was no financial impact in the consolidated statement of operations associated with this increase as a full valuation allowance has been recorded against the additional deferred tax asset. Under the rules prescribed by U.S. IRC Section 382 and applicable regulations, if certain transactions occur with respect to an entity's capital stock that result in a cumulative ownership shift of more than 50 percentage points by 5% stockholders over a testing period, annual limitations are imposed with respect to the entity's ability to utilize its net operating loss carry forwards and certain current deductions against any taxable income the entity achieves in future periods.

As of December 31, 2012, the Company had net operating loss carry forwards of approximately $8.5 billion (net of IRC Section 382 limitation) for U.S. federal income tax purposes. These loss carry forwards expire in future years through 2032 and are subject to examination by the tax authorities until three years after the carry forwards are utilized. The U.S. federal tax loss carry forwards expire as follows (dollars in millions):

Expiring December 31,	Amount
2023	$ 254
2024	1,302
2025	1,186
2026	1,029
2027	1,501
2028	445
2029	700
2030	703
2031	711
2032	$ 695
	$ 8,526

As of December 31, 2012 the Company had state net operating loss carry forwards of approximately $7.3 billion which are subject to limitations on their utilization and have various expiration periods through 2032. The Company had approximately $6.4 billion of foreign jurisdiction net operating loss carry forwards which are subject to limitations on their utilization. The majority of these foreign jurisdiction tax loss carry forwards have no expiration period.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. A valuation allowance has been recorded against U.S. and certain foreign jurisdiction deferred tax assets that the Company has concluded under relevant accounting standards that it is not more likely than not that the deferred tax assets are realizable.

The valuation allowance for deferred tax assets was approximately $4.7 billion as of December 31, 2012 and $4.3 billion as of December 31, 2011. The change in the valuation allowance from December 31, 2011 to December 31, 2012 is primarily due to the increase in the U.S. federal and state net operating loss carry forwards associated with a revision to the Company's prior IRC Section 382 limitation calculation, an increase to the U.S. federal and state tax NOL resulting from continued operational tax losses, offset by additional U.S. deferred tax liabilities from U.S. fixed assets and intangibles and the sale of net operating loss carry forward attributes in Sweden.

The Company provides for United States income taxes on the undistributed earnings and the other outside basis temporary differences of foreign corporations unless they are considered indefinitely reinvested outside the

United States. The amount of temporary differences related to undistributed earnings and other outside basis temporary differences of investments in foreign subsidiaries upon which United States income taxes have not been provided was immaterial.

The Company's liability for uncertain tax positions totaled $18 million at December 31, 2012 and $15 million at December 31, 2011. If the remaining balance of $18 million of unrecognized tax benefits as of December 31, 2012 ($15 million as of December 31, 2011) were realized in a future period, it would result in a tax benefit of $18 million ($15 million as of December 31, 2011) and a reduction in the effective tax rate. The Company expects that the liability for uncertain tax positions will decrease by approximately $5 million (plus $4 million of associated interest and penalty) during the twelve months ended December 31, 2013. A reconciliation of the beginning and ending balance of unrecognized tax benefits follows (dollars in millions):

	Amount	
Balance as of January 1, 2010	$	5
Gross increases - tax position prior to 2010		1
Balance as of December 31, 2010	$	6
Gross increases - Global Crossing tax positions of prior years		11
Gross decreases - tax positions of prior years		(1)
Gross decreases - settlement with taxing authorities		(1)
Balance as of December 31, 2011	$	15
Gross increases - tax positions of prior years		4
Gross increases - tax positions during 2012		1
Gross decreases - lapse of statute of limitations		(1)
Gross decreases - settlement with taxing authorities		(1)
Balance as of December 31, 2012	$	18

The Company, or at least one of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service and state and local taxing authorities reserve the right to audit any period where net operating loss carry forwards are available.

The unrecognized tax benefits in the table above do not include accrued interest and penalties of $22 million, $20 million and $12 million as of December 31, 2012, 2011 and 2010, respectively. The Company's policy is to record interest and penalties related to uncertain tax positions in income tax expense. The Company recognized accrued interest and penalties related to uncertain tax positions in income tax expense in its consolidated statements of operations of approximately $3 million, zero and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(15) Segment Information

Accounting guidance for the disclosures about segments of an enterprise defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. As a result of the integration of Global Crossing (see Note 2 - Events Associated with the Amalgamation of Global Crossing) and the sale of the coal business during the fourth quarter of 2011, the Company reorganized its management reporting structure in 2012 to reflect the way in which it allocates resources and assesses performance. As a result of these changes, the Company is now comprised of one reportable segment for financial reporting purposes, representing its communications services business. Other business interests, which are

not reportable segments, include corporate assets and overhead costs that are not attributable to a specific segment, and the results of discontinued operations which include the coal mining business (see Note 4 - Dispositions). The prior year reportable segment information has been revised to conform with this presentation.

The data presented in the following tables includes information for the years ended December 31, 2012, 2011 and 2010 for all statement of operations and cash flow information presented, and as of December 31, 2012 and 2011 for all balance sheet information presented. Information related to an acquired business is included from the date of acquisition, and information related to dispositions is included through the date of sale as discontinued operations. Revenue and the related expenses are attributed to countries based on where services are provided.

Segment information for the communications services business is summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
	(dollars in millions)		
Revenue from external customers	$ 6,376	$ 4,333	$ 3,591
Capital expenditures	$ 743	$ 494	$ 435
Depreciation and amortization	$ 749	$ 805	$ 870
Total assets	$ 13,307	$ 13,188	

The following is a summary of geographical information (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Revenue from external customers:			
North America	$ 4,803	$ 3,669	$ 3,275
Europe:			
United Kingdom	628	267	131
Germany	79	72	62
Other European Countries	196	163	123
Total Europe	903	502	316
Latin America:			
Brazil	267	68	—
Argentina	101	23	—
Colombia	104	23	—
Other Latin American Countries	192	44	—
Total Latin America	664	158	—
Other	6	4	—
	$ 6,376	$ 4,333	$ 3,591
Long-lived assets:			
North America	$ 5,375	$ 5,338	
Europe:			
United Kingdom	694	613	
Germany	346	348	
Other European Countries	530	596	
Total Europe	1,570	1,557	
Latin America:			
Brazil	428	434	
Argentina	377	387	
Colombia	252	247	
Other Latin American Countries	473	465	
Total Latin America	1,530	1,533	
Other	425	512	
	$ 8,900	$ 8,940	

The Company includes all non-current assets, except for goodwill, in its long-lived assets.

Total revenue consists of:

1) Core Network Services revenue from colocation and data center services, transport and fiber, IP and data services and voice services.

2) Wholesale Voice Services and Other revenue from long distance voice services, revenue from managed modem and its related intercarrier compensation services and revenue from the "SBC Master Services Agreement", which was obtained through an acquisition in 2005.

The following table provides revenue by service offering (dollars in millions):

	Year Ended December 31,		
	2012	2011	2010
Core Network Services	$ 5,587	$ 3,599	$ 2,827
Wholesale Voice Services and Other	789	734	764
	$ 6,376	$ 4,333	$ 3,591

The prior year's revenue by service offering has been revised to conform to the current year's presentation.

(16) Commitments, Contingencies and Other Items

The Company is subject to various legal proceedings and other contingent liabilities that individually or in the aggregate could materially affect its financial condition, future results of operations or cash flows. Amounts accrued for such contingencies aggregate to $277 million and are included in "Other" current liabilities and "Other Liabilities" in the Company's consolidated balance sheet as at December 31, 2012. The establishment of an accrual does not mean that actual funds have been set aside to satisfy a given contingency. Thus, the resolution of a particular contingency for the amount accrued may have no effect on the Company's results of operations but could materially adversely affect its cash flows for the affected period.

In accordance with the accounting guidance for contingencies, the Company accrues its estimate of a contingent liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Where it is probable that a liability has been incurred and there is a range of expected loss for which no amount in the range is more likely than any other amount, the Company accrues at the low end of the range. The Company reviews its accruals at least quarterly and adjusts them to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Below is a description of material legal proceedings and other contingencies pending at December 31, 2012. Although the Company believes it has accrued for these matters in accordance with the accounting guidance for contingencies, contingencies are inherently unpredictable and it is possible that results of operations or cash flows could be materially and adversely affected in any particular period by unfavorable developments in, or resolution or disposition of, one or more of these matters. For those contingencies in respect of which the Company believes that it is reasonably possible that a loss may result that is materially in excess of the accrual (if any) established for the matter, the Company has below either provided an estimate of such possible loss or range of loss or included a statement that such an estimate cannot be made. In addition to the contingencies described below, the Company is party to many other legal proceedings and contingencies the resolution of which is not expected to materially affect its financial condition or future results of operations beyond the amounts accrued.

Rights-of-Way Litigation

The Company is party to a number of purported class action lawsuits involving its right to install fiber optic cable network in railroad right-of-ways adjacent to plaintiffs' land. In general, the Company obtained the rights to construct its networks from railroads, utilities, and others, and has installed its networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the its fiber optic cable networks pass, and that the railroads, utilities, and others who granted the Company the right to construct and maintain its network did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The Company has also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories. The Company has defeated motions for class certification in a number of these actions but expects that, absent settlement of these actions, plaintiffs in the pending lawsuits will continue to seek certification of statewide or multi-state classes. The only lawsuit in which a class was certified against the Company, absent an agreed upon settlement, occurred in *Koyle, et. al. v. Level 3 Communications, Inc.*,

et. al., a purported two state class action filed in the United States District Court for the District of Idaho. The *Koyle* lawsuit has been dismissed pursuant to a settlement reached in November 2010 as described further below.

The Company negotiated a series of class settlements affecting all persons who own or owned land next to or near railroad rights of way in which it has installed its fiber optic cable networks. The United States District Court for the District of Massachusetts in *Kingsborough v. Sprint Communications Co. L.P.* granted preliminary approval of the proposed settlement; however, on September 10, 2009, the court denied a motion for final approval of the settlement on the basis that the court lacked subject matter jurisdiction and dismissed the case.

In November 2010, the Company negotiated revised settlement terms for a series of state class settlements affecting all persons who own or owned land next to or near railroad rights of way in which the Company has installed its fiber optic cable networks. The Company is currently pursuing presentment of the settlement in applicable jurisdictions. The settlements affecting current and former landowners have received final federal court approval in multiple states and the parties are engaged in the claims process for those states. The settlement has also been presented to federal courts in additional states and approval is pending.

Management believes that the Company has substantial defenses to the claims asserted in all of these actions and intends to defend them vigorously if a satisfactory settlement is not ultimately approved for all affected landowners.

Derivative Action

In March 2009, Level 3 Communications, Inc., as a nominal defendant, certain of its directors and its current officers, and a former officer, were named as defendants in purported stockholder derivative actions in the District Court, Broomfield County, Colorado, which were consolidated as In *re Level 3 Communications, Inc. Derivative Litigation (Lead Case No. 2009CV59)* (the "State Derivative Action"). The plaintiffs in the action alleged that during the period specified in the complaints the named defendants failed to disclose material adverse facts about the Company's integration activities, business and operations. The complaint sought damages on behalf of the Company based on purported breaches of fiduciary duties for disseminating false and misleading statements and failing to maintain internal controls; unjust enrichment; abuse of control; gross mismanagement; waste of corporate assets; and, with respect to certain defendants, breach of fiduciary duties in connection with the resignation of Kevin O'Hara. The plaintiffs undertook further assessment of the State Derivative Action following the final dismissal of a related securities class action lawsuit which was based upon similar allegations, and determined not to pursue the action further. The plaintiffs filed a motion for voluntary dismissal and the action was dismissed by the court on June 26, 2012.

Peruvian Tax Litigation

Beginning in 2005, one of the Company's Peruvian subsidiaries received a number of assessments for tax, penalty and interest for calendar years 2001 and 2002. Peruvian tax authorities (SUNAT) took the position that the Peruvian subsidiary incorrectly documented its importations resulting in additional income tax withholding and value-added taxes (VAT). The total amount of the asserted claims, including potential interest and penalties, was $26 million, consisting of $3 million for income tax withholding in connection with the import of services for calendar years 2001 and 2002, $7 million for VAT in connection with the import of services for calendar years 2001 and 2002, and $16 million in connection with the disallowance of VAT credits for periods beginning in 2005. Due to accrued interest and foreign exchange effects, and taking into account the developments described below, the total amount of exposure has increased to $97 million.

The Company challenged the tax assessments during 2005 by filing administrative claims before SUNAT. During August 2006 and June 2007, SUNAT rejected the Company's administrative claims, thereby confirming the assessments. Appeals were filed in September 2006 and July 2007 in the Tax Court, which is the highest administrative authority. In October 2011, the Tax Court issued a ruling regarding VAT, associated penalties and penalties associated with withholding taxes, adjudicating the central issue underlying the assessments in the government's favor, while confirming the assessment in part and denying a portion of the assessment on procedural grounds. Other than an immaterial amount, all assessed items dismissed by the Tax Court in this ruling remain open

for reassessment by SUNAT. While this Tax Court ruling applies only to 2002, the Company believes the Tax Court will issue a similar ruling with respect to 2001, and all material amounts likely to be waived due to procedural defects similarly remain open for reassessment.

In November 2011, the Tax Court issued a ruling with respect to assessed 2001 withholding tax, holding that the statute of limitations had run prior to assessment by SUNAT. The Company believes that this adjudication of the withholding tax issue is likely to be final, and the Company expects to win a similar verdict with respect to assessed 2002 withholding tax. However, penalties with respect to withholding tax are not time-barred, and were confirmed in the Tax Court's October 2011 ruling.

The Company has appealed the Tax Court's October 2011 decision to the judicial court in Peru. The Company has not received Tax Court rulings for all periods, but it has received adjudications of each substantive issue for at least one period. As a result, the Company expects decisions for the remaining open periods to be consistent with decisions already rendered. The Company intends to appeal any Tax Court verdict with respect to 2001 to the extent consistent with the October 2011 decision in the government's favor and will protest any reassessment of amounts dismissed by the Tax Court on procedural grounds.

Employee Severance and Contractor Termination Disputes

A number of former employees and third-party contractors have asserted a variety of claims in litigation against certain Latin American subsidiaries of the Company for separation pay, severance, commissions, pension benefits, unpaid vacation pay, breach of employment contracts, unpaid performance bonuses, property damages, moral damages and related statutory penalties, fines, costs and expenses (including accrued interest, attorneys fees and statutorily mandated inflation adjustments) as a result of their separation from the Company or termination of service relationships. The Company is vigorously defending itself against the asserted claims, which aggregate to approximately $42 million.

Brazilian Tax Claims

In December 2004, March 2009 and April 2009, the São Paulo state tax authorities issued tax assessments against one of the Company's Brazilian subsidiaries for the Tax on Distribution of Goods and Services ("ICMS") with respect to revenues from leasing movable properties (in the case of the December 2004 and March 2009 assessments) and revenues from the provision of Internet access services (in the case of the April 2009 assessment), by treating such activities as the provision of communications services, to which the ICMS tax applies. In September 2002, July 2009 and May 2012, the Rio de Janeiro state tax authorities issued tax assessments to the same Brazilian subsidiary on similar issues. The Company has filed objections to these assessments, arguing that the lease of assets and the provision of Internet access are not communication services subject to ICMS. The objections to the December 2004 and September 2002 assessments were rejected by the respective state administrative courts, and the Company has appealed those decisions to the judicial courts. In October 2012, the Company received a favorable ruling from the lower court on the December 2004 assessment regarding equipment leasing, but that ruling is subject to appeal by the state. No ruling has been obtained with respect to the September 2002 assessment. The objections to the March, April and July 2009 and May 2012 assessments are still pending final administrative decisions.

The Company is vigorously contesting all such assessments in both states, and in particular, views the assessment of ICMS on revenues from leasing movable properties to be without merit. Nevertheless, the Company believes that it is reasonably possible that these assessments could result in a loss of up to $58 million in excess of the accruals established for these matters.

Customer Bankruptcy Claim

During 2007, one of the Company's U.S. subsidiaries commenced default and disconnect procedures against a customer for breach of a sales contract for termination of international and domestic wireless and wireline phone service based on the nature of the customer's traffic, which rendered the contract highly unprofitable to the

Company. After the process was begun, the customer filed for bankruptcy protection, thereby barring the Company from taking further disconnection actions against it. The Company commenced an adversary proceeding in the bankruptcy court, asserting a claim for damages for the customer's alleged breaches of the contract and for a declaration that, as a result of these breaches, the customer was prohibited from assuming the contract in its reorganization proceedings.

The customer filed several counterclaims against the Company alleging various breaches of contract for attempting improperly to terminate service, for improperly blocking international traffic, for violations of the Communications Act of 1934 and for related tort-based claims. The Company notified the customer that the Company would be raising its rates for certain of the services and filed a motion with the bankruptcy court seeking additional adequate assurance for the rate change, or an order allowing the Company to terminate the customer's service. The customer amended its counter claims to assert claims for breach of contract based upon the rate increase. On July 3, 2008, the Court issued an opinion holding that the agreement did not permit the Company to increase the rates in the manner it did and that the Company: (a) breached the sales contract in so doing; and (b) was therefore not entitled to additional adequate assurance or an order terminating service. The Court did, however, permit the Company to amend its complaint to plead a rescission claim (which was filed on July 14, 2008) and to assert other defenses.

The Court dismissed the customer's bankruptcy case by order dated November 25, 2009, and retained the adversary proceeding (including the customer's counterclaim). On December 26, 2009, the Company terminated service to the customer. The Company amended its complaint to include allegations relating to the manipulation of traffic data, so called "ANI stripping," and the customer filed an amended answer, affirmative defenses and counterclaims.

On January 14, 2011, the Company filed a motion for summary judgment asserting that the customer is not entitled to recover any damages (other than those based on rescission-type theories) by reason of a limitation of liability provision in the contract and applicable law. On July 22, 2011, the Court issued its decision on the motion. Although the Court held that the limitation of liability provision of the contract was valid and enforceable and barred the customer from pursuing all forms of lost profit damages, the Court refused to exclude the customer's claim for general damages at that point, and permitted that issue to proceed.

After discovery in the action concluded, the Court ordered trial to proceed in three separate phases. Trial of the first set of issues commenced on November 14, 2011. After the Court heard testimony from four witnesses, the matter was adjourned until January 23, 2012, at which time further testimony was taken for three days. The customer's most recent damage estimate ranged from approximately $150 million to approximately $450 million. While the final outcome of this matter was uncertain, the Company believed it had good defenses that would have limited substantially the amount of damages recoverable by the customer, including defenses based upon the limitation of liability provisions in the contract. However, the precise effect of the application of these defenses was unclear, and the Company therefore elected to settle the case for an amount approximately equal to the accrual that the Company had established for the matter. The settlement agreement was entered into by the parties effective on April 11, 2012, and the parties filed a stipulation with the Court on April 13, 2012, pursuant to which the case was dismissed with prejudice and payment was rendered during the second quarter of 2012.

Letters of Credit

It is customary for Level 3 to use various financial instruments in the normal course of business. These instruments include letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2012 and December 31, 2011, Level 3 had outstanding letters of credit of approximately $31 million and $33 million, respectively, of which $29 million and $29 million, are collateralized by cash, that is reflected on the consolidated balance sheets as restricted cash. The Company does not believe it is reasonable to estimate the fair value of the letters of credit and does not believe exposure to loss is reasonably possible nor material.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in various price indexes and increases in the landlord's management costs.

The right-of-way agreements have various expiration dates through 2088. Payments under these right-of-way agreements were $172 million in 2012, $135 million in 2011 and $127 million in 2010.

The Company has obligations under non-cancelable operating leases for certain colocation, office facilities and other assets, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2119. Rent expense, including common area maintenance, under non-cancelable lease agreements was $308 million in 2012, $232 million in 2011 and $203 million in 2010.

Certain non-cancelable right of way agreements provide for automatic renewal on a periodic basis. The Company includes payments due during these automatic renewal periods given the significant cost to relocate the Company's network and other facilities.

Future minimum payments for the next five years and thereafter under network and related right-of-way agreements and non-cancelable operating leases for facilities and other assets consist of the following as of December 31, 2012 (dollars in millions):

	Right-of-Way Agreements	Facilities and Other Assets	Total	Future Minimum Sublease Receipts
2013	$ 115	$ 255	$ 370	$ 16
2014	60	214	274	13
2015	52	187	239	9
2016	48	145	193	8
2017	44	128	172	6
Thereafter	386	498	884	11
Total	$ 705	$ 1,427	$ 2,132	$ 63

Certain right of way agreements include provisions for increases in payments in future periods based on the rate of inflation as measured by various price indexes. The Company has not included estimates for these increases in future periods in the amounts included above.

Certain other right of way agreements are cancelable or can be terminated under certain conditions by the Company. The Company includes the payments under such cancelable right of way agreements in the table above for a period of 1 year from January 1, 2013, if the Company does not consider it likely that it will cancel the right of way agreement within the next year.

Cost of Access and Third Party Maintenance

In addition, the Company has purchase commitments with third-party access vendors that require it to make payments to purchase network services, capacity and telecommunications equipment. Some of these access vendor commitments require the Company to maintain minimum monthly and/or annual billings, in certain cases based on usage. In addition, the Company has purchase commitments with third parties that require it to make payments for maintenance services for certain portions of its network.

The following table summarizes the Company's purchase commitments at December 31, 2012 (dollars in millions):

	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Cost of Access Services	$ 390	$ 276	$ 100	$ 13	$ 1
Third-Party Maintenance Services	273	60	52	43	118
Total	$ 663	$ 336	$ 152	$ 56	$ 119

(17) Condensed Consolidating Financial Information

Level 3 Financing, Inc. a wholly owned subsidiary of the Company, has issued Senior Notes that are unsecured obligations of Level 3 Financing, Inc.; however, they are also fully and unconditionally and jointly and severally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC.

In conjunction with the registration of the Senior Notes, other than the 7% Senior Notes due 2020, the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered."

The operating activities of the separate legal entities included in the Company's consolidated financial statements are interdependent. The accompanying condensed consolidating financial information presents the results of operations, financial position and cash flows of each legal entity and, on an aggregate basis, the other non-guarantor subsidiaries based on amounts incurred by such entities, and is not intended to present the operating results of those legal entities on a stand-alone basis. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

Condensed Consolidating Statements of Operations
For the year ended December 31, 2012

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,657	$ 3,975	$ (256)	$ 6,376
Costs and Expense:						
Cost of Revenue	—	—	996	1,854	(248)	2,602
Depreciation and Amortization	—	—	260	489	—	749
Selling, General and Administrative	2	1	1,541	880	(8)	2,416
Restructuring Charges	—	—	18	16	—	34
Total Costs and Expenses	2	1	2,815	3,239	(256)	5,801
Operating Income (Loss)	(2)	(1)	(158)	736	—	575
Other Income (Expense):						
Interest income	—	—	1	1	—	2
Interest expense	(168)	(535)	(3)	(27)	—	(733)
Interest income (expense) affiliates, net	976	1,598	(2,233)	(341)	—	—
Equity in net earnings (losses) of subsidiaries	(1,188)	(2,066)	92	—	3,162	—
Other income (expense), net	(39)	(184)	6	(1)	—	(218)
Total Other Expense	(419)	(1,187)	(2,137)	(368)	3,162	(949)
Income (Loss) before Income Taxes	(421)	(1,188)	(2,295)	368	3,162	(374)
Income Tax Expense	(1)	—	(4)	(43)	—	(48)
Net Income (Loss)	(422)	(1,188)	(2,299)	325	3,162	(422)
Other Comprehensive Income, Net of Income Taxes	106	106	—	16	(122)	106
Comprehensive Income (Loss)	$ (316)	$ (1,082)	$ (2,299)	$ 341	$ 3,040	$ (316)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2011

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,367	$ 2,196	$ (230)	$ 4,333
Costs and Expense:						
Cost of Revenue	—	—	888	1,036	(218)	1,706
Depreciation and Amortization	—	—	376	429	—	805
Selling, General and Administrative	2	19	1,269	481	(12)	1,759
Restructuring Charges	—	—	1	10	—	11
Total Costs and Expenses	2	19	2,534	1,956	(230)	4,281
Operating Income (Loss)	(2)	(19)	(167)	240	—	52
Other Income (Expense):						
Interest income	—	—	—	1	—	1
Interest expense	(211)	(471)	(3)	(31)	—	(716)
Interest income (expense) affiliates, net	865	1,423	(2,065)	(223)	—	—
Equity in net earnings (losses) of subsidiaries	(1,346)	(2,241)	122	—	3,465	—
Other income (expense), net	(62)	(38)	9	(32)	—	(123)
Total Other Expense	(754)	(1,327)	(1,937)	(285)	3,465	(838)
Loss before Income Taxes	(756)	(1,346)	(2,104)	(45)	3,465	(786)
Income Tax Expense	—	—	(15)	(26)	—	(41)
Loss from Continuing Operations	(756)	(1,346)	(2,119)	(71)	3,465	(827)
Income From Discontinued Operations, Net	—	—	—	71	—	71
Net Loss	(756)	(1,346)	(2,119)	—	3,465	(756)
Other Comprehensive Income (Loss), Net of Income Taxes	18	18	—	—	(18)	18
Comprehensive Loss	$ (738)	$ (1,328)	$ (2,119)	$ —	$ 3,447	$ (738)

Condensed Consolidating Statements of Operations For the year ended December 31, 2010

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 2,046	$ 1,774	$ (229)	$ 3,591
Costs and Expense:						
Cost of Revenue	—	—	800	851	(217)	1,434
Depreciation and Amortization	—	—	429	441	—	870
Selling, General and Administrative	2	—	1,185	198	(12)	1,373
Restructuring Charges	—	—	1	1	—	2
Total Costs and Expenses	2	—	2,415	1,491	(229)	3,679
Operating Income (Loss)	(2)	—	(369)	283	—	(88)
Other Income (Expense):						
Interest income	—	—	1	—	—	1
Interest expense	(199)	(377)	(2)	(8)	—	(586)
Interest income (expense) affiliates, net	795	1,298	(1,891)	(202)	—	—
Equity in net earnings (losses) of subsidiaries	(1,221)	(2,087)	218	—	3,090	—
Other income (expense), net	5	(55)	1	10	—	(39)
Total Other Expense	(620)	(1,221)	(1,673)	(200)	3,090	(624)
Income (Loss) before Income Taxes	(622)	(1,221)	(2,042)	83	3,090	(712)
Income Tax (Expense) Benefit	—	—	(1)	92	—	91
Income (Loss) from Continuing Operations	(622)	(1,221)	(2,043)	175	3,090	(621)
Loss From Discontinued Operations, Net	—	—	—	(1)	—	(1)
Net Income (Loss)	(622)	(1,221)	(2,043)	174	3,090	(622)
Other Comprehensive Loss, Net of Income Taxes	(93)	(93)	—	(77)	170	(93)
Comprehensive Income (Loss)	$ (715)	$ (1,314)	$ (2,043)	$ 97	$ 3,260	$ (715)

Condensed Consolidating Balance Sheets
December 31, 2012

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 253	$ 5	$ 386	$ 335	$ —	$ 979
Restricted cash and securities	—	—	1	7	—	8
Receivables, less allowances for doubtful accounts	—	—	93	621	—	714
Due from affiliates	14,446	15,709	—	7	(30,162)	—
Other	3	16	49	73	—	141
Total Current Assets	14,702	15,730	529	1,043	(30,162)	1,842
Property, Plant, and Equipment, net	—	—	2,926	5,273	—	8,199
Restricted Cash and Securities	12	—	17	6	—	35
Goodwill and Other Intangibles, net	—	—	429	2,404	—	2,833
Investment in Subsidiaries	(11,756)	(20,470)	3,242	—	28,984	—
Other Assets, net	16	119	11	252	—	398
Total Assets	$ 2,974	$ (4,621)	$ 7,154	$ 8,978	$ (1,178)	$ 13,307
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ 1	$ 2	$ 53	$ 723	$ —	$ 779
Current portion of long-term debt	172	6	6	32	—	216
Accrued payroll and employee benefits	—	—	161	50	—	211
Accrued interest	45	163	—	1	—	209
Current portion of deferred revenue	—	—	109	142	—	251
Due to affiliates	—	—	30,162	—	(30,162)	—
Other	1	1	29	105	—	136
Total Current Liabilities	219	172	30,520	1,053	(30,162)	1,802
Long-Term Debt, less current portion	1,570	6,886	20	40	—	8,516
Deferred Revenue, less current portion	—	—	602	285	—	887
Other Liabilities	14	81	75	761	—	931
Commitments and Contingencies						
Stockholders' Equity (Deficit)	1,171	(11,760)	(24,063)	6,839	28,984	1,171
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,974	$ (4,621)	$ 7,154	$ 8,978	$ (1,178)	$ 13,307

Condensed Consolidating Balance Sheets
December 31, 2011

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
	(dollars in millions)					
Assets						
Current Assets:						
Cash and cash equivalents	$ 2	$ 6	$ 618	$ 292	$ —	$ 918
Restricted cash and securities	—	—	1	9	—	10
Receivables, less allowances for doubtful accounts	—	—	59	589	—	648
Due from affiliates	13,472	14,584	—	36	(28,092)	—
Other	3	16	48	64	—	131
Total Current Assets	13,477	14,606	726	990	(28,092)	1,707
Property, Plant, and Equipment, net	—	—	2,823	5,313	—	8,136
Restricted Cash and Securities	18	—	19	14	—	51
Goodwill and Other Intangibles, net	—	—	481	2,418	—	2,899
Investment in Subsidiaries	(10,718)	(18,467)	3,412	—	25,773	—
Other Assets, net	13	109	6	267	—	395
Total Assets	$ 2,790	$ (3,752)	$ 7,467	$ 9,002	$ (2,319)	$ 13,188
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ —	$ —	$ 37	$ 710	$ —	$ 747
Current portion of long-term debt	—	—	2	63	—	65
Accrued payroll and employee benefits	—	—	116	93	—	209
Accrued interest	50	165	—	1	—	216
Current portion of deferred revenue	—	—	107	157	—	264
Due to affiliates	—	—	28,092	—	(28,092)	—
Other	—	1	52	104	—	157
Total Current Liabilities	50	166	28,406	1,128	(28,092)	1,658
Long-Term Debt, less current portion	1,533	6,688	22	142	—	8,385
Deferred Revenue, less current portion	—	—	612	273	—	885
Other Liabilities	14	116	146	791	—	1,067
Commitments and Contingencies						
Stockholders' Equity (Deficit)	1,193	(10,722)	(21,719)	6,668	25,773	1,193
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,790	$ (3,752)	$ 7,467	$ 9,002	$ (2,319)	$ 13,188

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2012

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities	$ (165)	$ (520)	$ 140	$ 1,123	$ —	$ 578
Cash Flows from Investing Activities:						
Capital Expenditures	—	—	(276)	(467)	—	(743)
Decrease in restricted cash and securities, net	6	—	2	12	—	20
Proceeds from sale of property, plant, and equipment and other assets	—	—	—	11	—	11
Other	—	—	—	(13)	—	(13)
Net Cash Provided by (Used in) Investing Activities	6	—	(274)	(457)	—	(725)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	293	4,211	—	—	—	4,504
Payments on and repurchases of long-term debt, including current portion and refinancing costs	—	(4,161)	—	(141)	—	(4,302)
Proceeds from stock options exercised	5	—	—	—	—	5
Increase (decrease) due from affiliates, net	112	469	(98)	(483)	—	—
Net Cash Provided by (Used in) Financing Activities	410	519	(98)	(624)	—	207
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	1	—	1
Net Change in Cash and Cash Equivalents	251	(1)	(232)	43	—	61
Cash and Cash Equivalents at Beginning of Year	2	6	618	292	—	918
Cash and Cash Equivalents at End of Year	$ 253	$ 5	$ 386	$ 335	$ —	$ 979

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2011

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$ (176)	$ (428)	$ 293	$ 699	$ —	$ 388
Cash Flows from Investing Activities:						
Capital Expenditures	—	—	(197)	(297)	—	(494)
Decrease (increase) in restricted cash and securities, net	—	—	3	(57)	—	(54)
Proceeds from sale of property, plant, and equipment and other assets	—	—	1	3	—	4
Investments in Global Crossing. net of cash acquired	—	—	—	146	—	146
Net Cash Used in Investing Activities of Continuing Operations	—	—	(193)	(205)	—	(398)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	292	1,586	—	—	—	1,878
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(521)	(755)	—	(341)	—	(1,617)
Increase (decrease) due from affiliates, net	234	(404)	168	2	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	5	427	168	(339)	—	261
Net Cash Provided by Discontinued Operations	—	—	—	51	—	51
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	—	—	—
Net Change in Cash and Cash Equivalents	(171)	(1)	268	206	—	302
Cash and Cash Equivalents at Beginning of Year	173	7	350	86	—	616
Cash and Cash Equivalents at End of Year	$ 2	$ 6	$ 618	$ 292	$ —	$ 918

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2010

	Level 3 Communications, Inc	Level 3 Financing, Inc	Level 3 Communications, LLC	Other Non-Guarantor Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$ (156)	$ (362)	$ 76	$ 781	$ —	$ 339
Cash Flows from Investing Activities:						
Capital Expenditures	—	—	(161)	(274)	—	(435)
Decrease in restricted cash and securities, net	—	—	3	—	—	3
Proceeds from sale of property, plant, and equipment and other assets	—	—	2	2	—	4
Net Cash Used in Investing Activities of Continuing Operations	—	—	(156)	(272)	—	(428)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	195	613	—	—	—	808
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(328)	(599)	(1)	(2)	—	(930)
Increase (decrease) due from affiliates, net	226	347	—	(573)	—	—
Net Cash Provided by (Used in) Financing Activities of Continuing Operations	93	361	(1)	(575)	—	(122)
Net Cash Used in Discontinued Operations	—	—	—	(1)	—	(1)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	—	(8)	—	(8)
Net Change in Cash and Cash Equivalents	(63)	(1)	(81)	(75)	—	(220)
Cash and Cash Equivalents at Beginning of Year	236	8	431	161	—	836
Cash and Cash Equivalents at End of Year	$ 173	$ 7	$ 350	$ 86	$ —	$ 616

(18) Subsequent Events

Debt Repayment

On January 15, 2013, the Company repaid at maturity approximately $172 million of its 15% Convertible Senior Notes (see Note 12 - Long Term Debt).

Venezuelan Bolivar Devaluation

Effective February 13, 2013, the Venezuelan government devalued the Venezuelan bolivar by increasing the official rate from 4.30 Venezuelan bolivares to the U.S. Dollar to 6.30 Venezuelan bolivares to the U.S. Dollar, except for a limited set of goods and services deemed “essential” that will temporarily continue to attract the 4.30 rate. If enacted prior to December 31, 2012, this devaluation would have reduced the Company's net monetary assets by $20 million, including unrestricted cash and cash equivalents of $22 million, based on the bolivar balances as of December 31, 2012. The devaluation of the Company's net monetary assets will result in a charge which will be recognized in other expense, net in the consolidated statement of operations in the first quarter of 2013. Based on the bolivar balances as of December 31, 2012, the charge would be $20 million.

(19) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2012	2011	2012	2011	2012	2011	2012	2011
	(dollars in millions except per share data)							
Revenue	$ 1,586	$ 914	$1,586	$913	$1,590	$927	$1,614	$1,579
Gross Margin	929	557	938	566	948	585	959	919
Operating Income (Loss)	116	(3)	133	3	138	7	188	45
Net Loss	(138)	(205)	(62)	(181)	(166)	(207)	(56)	(163)
Loss per share (Basic and Diluted)	$ (0.66)	$(1.83)	$(0.29)	$(1.59)	$(0.76)	$(1.75)	$(0.26)	$(0.80)

Loss per share for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while loss per share for the year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the loss per share for each of the four quarters may not equal the loss per share for the year.

During the fourth quarter of 2012, the Company recognized a loss on extinguishment of debt of $50 million in connection with the refinancing of the $650 million Tranche B II Term Loan and $550 million Tranche B III Term Loan. Additionally in the fourth quarter of 2012, the Company recognized $20 million of restructuring charges.

During the fourth quarter of 2012, the Company completed an updated analysis and revised its estimated future cash flows of its asset retirement obligations as a result of a strategic review of the Company's real estate portfolio. As a result, the Company reduced its asset retirement obligations liability by $73 million with an offsetting reduction to property, plant and equipment of $24 million, selling, general and administrative expenses of $47 million and depreciation and amortization of $2 million. (see Note 6 - Asset Retirement Obligations).

During the third quarter of 2012, the Company recognized a loss on extinguishment of debt of $49 million, including $9 million related to the refinancing of the $1.4 billion Tranche A Term Loan and the repayment of existing vendor financing obligations and $40 million as a result of the redemption of the 8.75% Senior Notes due 2017. Also in the third quarter of 2012, the Company recognized a non-cash loss in “other, net” of $60 million on interest rate swap

agreements that were deemed "ineffective" under GAAP in connection with the refinancing of the $1.4 billion Tranche A Term Loan.

During the first quarter of 2012, the Company recognized a loss on extinguishment of debt of $61 million, including $22 million related to the redemption of the 9.25% Senior Notes due 2014 and $39 million as a result of the exchange of a portion of the 15% Convertible Senior Notes due 2013 for approximately 5.4 million shares of Level 3 common stock.

In the fourth quarter of 2011, the Company completed the Amalgamation and the disposition of its coal mining business. Operating results have been included through the respective dates of acquisition and sale. As a result of a change in the estimated useful lives of certain of the Company's property, plant and equipment, the Company had a reduction in depreciation expense of approximately $74 million, which was accounted for as a change in accounting estimate on a prospective basis effective October 1, 2011. The Company also recognized $11 million of restructuring charges and $20 million associated with the impairment of certain wireless spectrum licenses. Additionally in the fourth quarter of 2011, the Company recognized a loss on extinguishment of debt of $27 million related to the redemption of the 3.5% Convertible Senior Notes due 2012 and prepayment of the Tranche B Term Loan that was outstanding under the existing Senior Secured Term Loan.

In the third quarter of 2011, the Company recognized a loss on extinguishment of debt of $30 million related to the conversion of the 15% Convertible Senior Notes due 2013 and the repurchase of the 3.5% Convertible Senior Notes due 2012.

During the second quarter of 2011, the Company recognized a loss on extinguishment of debt of $23 million related to the retirement of its 9.25% Senior Notes due 2014.

During the first quarter of 2011, the Company recognized a loss on extinguishment of debt of $20 million related to the redemption of the 5.25% Convertible Senior Notes due 2011 and the exchange of the 9.0% Convertible Senior Discount Notes due 2013.

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INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysts, investment professionals and stockholders about Level 3 Communications, Inc. Common Stock, including requests for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEBSITE
Additional corporate information including company history, current and historic financials, and press releases, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the New York Stock Exchange under the symbol LVLT.

As of March 28, 2013, there were 221,268,380 shares of Common Stock issued and outstanding. There were 7,190 stockholders of record.

Level(3)®
COMMUNICATIONS
1025 Eldorado Blvd
Broomfield, Colorado 80021

www.Level3.com